As filed with the Securities and Exchange Commission on March 31, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Alpha and Omega Semiconductor Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Bermuda	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

(441) 295-1422

(Address, including zip code, and telephone number, including area code, of Registrant’s principal registered offices)

Mike F. Chang

Chief Executive Officer

c/o Alpha and Omega Semiconductor Incorporated

495 Mercury Drive

Sunnyvale, California 94085

(408) 830-9742

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lucas S. Chang, Esq. Thomas W. Kellerman, Esq. David A. Sirignano, Esq. Morgan, Lewis & Bockius LLP 2 Palo Alto Square 3000 El Camino Real, Suite 700 Palo Alto, California 94306 (650) 843-4000	Jorge A. del Calvo, Esq. Stanton D. Wong Esq. Gabriella A. Lombardi, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304 (650) 233-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per common share(1)	Proposed maximum offering price(1)(2)	Amount of registration fee
Common Shares, par value $0.002 per share	5,820,132	$20	$116,402,640	$8,300

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)	Includes shares that may be purchased by the underwriters pursuant to an over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated                     , 2010

Alpha and Omega Semiconductor Limited

5,060,985 Shares

Common Shares

This is the initial public offering of Alpha and Omega Semiconductor Limited. We are offering 3,400,000 common shares. Selling shareholders are offering an additional 1,660,985 common shares. We will not receive any proceeds from the sale of shares by selling shareholders. We anticipate that the initial public offering price will be between $16.00 and $20.00 per common share. We have applied to list our common shares on The NASDAQ Global Market under the symbol “AOSL.”

Investing in our common shares involves risk. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Alpha and Omega Semiconductor	$	$
Proceeds, before expenses, to the selling shareholders	$	$

We have granted the underwriters the right to purchase up to 759,147 additional common shares to cover over-allotments.

Deutsche Bank Securities	Piper Jaffray
Thomas Weisel Partners LLC	Caris & Company, Inc.

The date of this prospectus is                 , 2010.

Computing
Consumer
Communications
Industrial

Technology. Innovation.
Powering the Future.

ALPHA & OMEGA
SEMICONDUCTOR

We have not taken any action that would permit a public offering to occur in any jurisdiction other than the United States. The distribution of this prospectus and any filed free writing prospectus and the offering and sale of the common shares may be restricted by law in your jurisdiction. If you have received this prospectus and any filed free writing prospectus, you are required by us and the underwriters to inform yourself about and observe any restrictions as to the offering of the common shares and the distribution of this prospectus.

Conventions That Apply to this Prospectus

All references in this prospectus to “Alpha and Omega Semiconductor,” “AOS,” “we,” “us” or “our” are references to Alpha and Omega Semiconductor Limited, a Bermuda company, and its subsidiaries.

References in this prospectus to:

•	“APM” are to Agape Package Manufacturing Limited, an associated packaging and testing subcontractor in which we have an economic interest;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus, Hong Kong, Macau and Taiwan, except where noted;

•	“MOSFET” are to metal-oxide-semiconductor field-effect transistors, a semiconductor device used to switch and deliver power to electronic applications;

•	“Power discretes” are to semiconductor devices typically comprising only a few transistors or diodes that deliver power to electronic systems;

•	“RMB” are to Renminbi, the currency of the PRC;

•

“SRFET” are to Soft Recovery MOSFET, a family of power MOSFETs developed by us that features an integrated diode for the purpose of improving the efficiency and performance of power delivery functions;

•	“U.S.” are to the United States; and

•	“$” are to U.S. dollars.

References to “IFRS” mean international financial reporting standards, as issued by the International Accounting Standards Board, or IASB. Unless otherwise indicated, our financial information presented in this prospectus has been prepared in accordance with IFRS.

References to share information and per share data reflect the 2-to-1 reverse share split effected on March 17, 2010, in which every two common shares were combined into one common share and every two preferred shares were combined into one preferred share.

We use various trademarks and trade names in our business, including without limitation “Alpha & Omega Semiconductor,” “AOS,” “EZbuck,” “EZbucks,” EZPower,” “EZboost,” “EZ-On,” “SRFET,” “Ultra-DPAK,” and “UltraSO-8.” This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders.

(i)

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary in conjunction with the more detailed information and our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes, before deciding whether to purchase our common shares.

Our Business

We are a designer, developer and global supplier of a broad range of power semiconductors. Our portfolio of power semiconductors is extensive, with over 600 power discrete and power integrated circuit, or power IC, products, and has grown rapidly with the introduction of over 100 new products each year during the past three fiscal years. We seek to differentiate ourselves by integrating our expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost. Our broad portfolio of products targets high-volume end-market applications, such as notebooks, netbooks, flat panel displays, mobile phone battery packs, set-top boxes, portable media players and power supplies. Our products are incorporated into devices branded by leading original equipment manufacturers, or OEMs, which, for the six months ended December 31, 2009, included ASUSTeK Computers Inc., Dell Inc., Hewlett-Packard Company and Samsung Group and into devices manufactured by leading original design manufacturers, or ODMs, which, for the six months ended December 31, 2009, included Compal Electronics, Inc., Hon Hai Precision Industry Co. (Ltd.), or Foxconn, Quanta Computer Incorporated, TPV Technology Limited, or AOC International, and Wistron Corporation.

We have assembled a team of approximately 250 scientists and engineers globally, including 34 Ph.D.’s, and have developed an extensive portfolio of intellectual property. Our intellectual property portfolio and technical knowledge encompass major aspects of power semiconductors, providing us with a platform to rapidly introduce innovative products to address the increasingly complex power requirements of advanced electronics.

Our transnational business model leverages global resources, including leading research and development expertise in the United States, cost-effective semiconductor manufacturing in Asia and localized sales and technical support in several fast-growing electronics hubs globally. Our core research and development team, based in Silicon Valley, is complemented by our design center in Taiwan and process, packaging and testing engineers in China. While we utilize third-party foundries for all of our wafer fabrication, we deploy and implement our proprietary MOSFET processes at these third party foundries to maximize the performance and quality of our products. We rely upon our in-house capacity and an associated provider for most of our packaging and testing requirements. We believe our in-house packaging and testing capabilities provide us with a competitive advantage in proprietary packaging technology, product quality, cost, flexibility and cycle time.

Our revenue was $198.2 million, $248.0 million, $185.1 million and $138.7 million for the fiscal years ended June 30, 2007, 2008, 2009 and the six months ended December 31, 2009, respectively. Our revenue in fiscal year 2009 declined primarily as a result of the global economic recession. Historically, a substantial majority of our revenue has been derived from our power discrete products, and a small but growing amount has been derived from our power

IC products. Our power IC products accounted for 1.4%, 4.5%, 10.5% and 11.9% of our revenue for the fiscal years ended June 30, 2007, 2008, 2009 and for the six months ended December 31, 2009, respectively, with the remainder of our revenue derived from sales of our power discrete products. Our net loss was $31.1 million, $26.8 million and $0.5 million for the fiscal years ended June 30, 2007, 2008 and 2009, respectively, and our net profit was $19.1 million for the six months ended December 31, 2009. Our net loss for fiscal years 2007 and 2008 included significant non-cash, non-operating charges of $42.5 million and $30.9 million, respectively, related to changes in the fair value of our preferred shares to conform to mark-to-market accounting under IFRS.

Our Industry

The rapid growth of the power semiconductor market in recent years has been driven by the proliferation of consumer electronics, such as notebooks, netbooks, smartphones, flat panel displays and portable media players that require sophisticated power management to improve power efficiency and extend battery life. The evolution of these products is characterized by increased functionality, thinner or smaller form factors and decreasing prices. Today, integrated consumer electronics devices require multiple and separate voltages to power all of these functions properly. These complex power requirements generate heat and reduce battery life. As a result, the task of developing small footprint power components that deliver high efficiency and effective heat dissipation becomes very complex, requiring greater technical skills and resources.

Power semiconductor suppliers manufacture their products typically using one of three approaches:

•

Integrated design manufacturers, or IDMs, own and operate the equipment used in the manufacturing process and design and manufacture products at their in-house facilities. IDMs exercise full control over their manufacturing process and may enjoy a lower cost structure when their facilities are fully utilized. However, this approach tends to be inflexible, which may limit the ability of IDMs to adopt technology innovations and adjust their cost structure efficiently in response to market shifts.

•

Technology-focused fabless semiconductor companies design their own products and develop proprietary process technologies. They seek to reduce fixed costs by manufacturing products at third-party facilities, and they implement their proprietary technologies on the equipment of their manufacturing partners. This model can facilitate more effective adoption of new technology and changes in cost structures in response to market shifts. However, these companies typically do not have full control over the pricing of manufacturing services and the production and delivery schedules of their products.

•

Completely-outsourced fabless semiconductor companies rely entirely on off-the-shelf technologies and processes provided by third parties and focus solely on design. These companies may have lower fixed costs and enjoy time-to-market advantages for new product introductions. However, they generally have minimal control over the manufacturing process and their production and delivery schedules, and their manufacturing partners may change their pricing structures at any time.

Our Competitive Strengths

Our competitive strengths enable us to offer high performance and cost-effective power semiconductor solutions to our customers. These strengths include:

Expertise in integrating device physics, process technology, design and advanced packaging to optimize performance and cost

The four key elements required to develop high performance power semiconductors—device physics, process technology, design and advanced packaging—are all critical to our products’ success. Our deep understanding of device physics and architecture allows us to develop efficient and high performance process technology. We deploy and implement our proprietary processes at the third-party foundries that fabricate our wafers, which allows us to design cost-effective and high-performance products optimized for manufacturability. We have developed advanced proprietary packaging technology that we implement at both our in-house facility and with our associated packaging provider. We believe that our advanced packaging technology allows us to deliver devices in continuously shrinking form factors with efficient heat dissipation.

Strategic transnational business model

Our transnational business model leverages global resources, including leading research and development expertise in Silicon Valley, cost-effective semiconductor manufacturing in Asia and sales and technical support in fast-growing electronics hubs globally. We deploy and control our proprietary MOSFET processes at our third-party foundries in China to maximize the performance and quality of our products. We believe that our in-house packaging capabilities in Shanghai provide us with competitive advantages in advanced proprietary packaging technology, product quality, cost, flexibility and cycle time.

Differentiated, multi-chip approach for power ICs

In addition to the traditional monolithic, or single chip, design, we employ a multi-chip approach for our power ICs, where we co-package our MOSFETs with power management circuitries into a single encapsulated device. This multi-chip technique allows us to leverage our proprietary MOSFET and advanced packaging technologies to expand our power IC product lines and offer integrated solutions to our customers. This approach allows us to introduce new products by interchanging only the MOSFETs without changing the power management circuitries, thereby offering design flexibility and reducing the time required for new product introduction. We believe this approach, especially in higher power applications, allows us to offer products with better power efficiency compared to our competitors.

Rapid product introductions driving growth

Our integrated expertise has provided us with a platform to rapidly introduce new, innovative products that address the changing power requirements of advanced electronics. We have introduced over 100 new products per year over the past three fiscal years. We believe that our pace of new product introductions has helped us enhance our relationships with leading ODM and OEM customers and has enabled us to expand our addressable markets.

Broadly diversified customer base and end markets

We believe that the diversity of our customers, end markets and applications, together with our catalog of over 600 products, provides us with multiple growth opportunities and enables us to create and maintain strong relationships with leading OEMs and suppliers.

Experienced management and technical team

Our nine-member management team collectively has more than 180 years of semiconductor managerial and technical experience, and our technical team consists of approximately 250 scientists and engineers, including 34 Ph.D.’s.

Our Strategy

Our objective is to extend our position as a leading designer, developer and global supplier of a broad range of analog semiconductors, specializing in power semiconductors. To accomplish this, we intend to:

Leverage our power semiconductor expertise to drive new technology platforms

We intend to leverage our integrated expertise to increase the number of power discrete technology platforms and power IC designs to expand our product offerings and deliver complete power solutions for our targeted applications.

Apply our technology platforms to introduce new products and expand our addressable market

We plan to further expand the breadth of our product portfolio to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems. We also believe that our expanding product offerings will allow us to penetrate new end-market applications and will provide us with an important competitive advantage.

Increase direct relationships and product penetration with OEM and ODM customers

We have developed direct relationships with key OEMs who are responsible for branding, designing and marketing a broad array of electronic products, as well as ODMs who have traditionally been responsible for manufacturing these products. We intend to strengthen our existing relationships and form new ones with both OEMs and ODMs by aligning our product development efforts with their product requirements and by increasing the number of our products used within their electronic systems.

Leverage our transnational business model for cost-effective growth

We intend to continue our transnational business model to leverage global resources and regional strengths by deploying marketing, sales and technical support teams in close physical and cultural proximity to our end customers and by expanding our technical marketing and application support team along with our sales team to better understand and address the needs of our end customers.

Risks and Challenges

In pursuing our strategy, we face a number of risks and challenges and are subject to risks and uncertainties that are discussed in more detail in the section of this prospectus entitled “Risk Factors,” beginning on page 9. The primary risks and challenges that we face include those relating to:

•	our ability to introduce or develop new and enhanced products that achieve market acceptance;

•	our ability to achieve sufficient design wins;

•	our ability to achieve and maintain effective internal control over financial reporting;

•	our ability to overcome significant economic recession and avoid fluctuating operating results;

•	our ability to compete effectively in our industry; and

•	our ability to operate our in-house packaging and testing facility successfully.

If we are unable to adequately address these and the other challenges we face, our business and results of operations will be adversely impacted.

Corporate Structure

We were incorporated in Bermuda as a limited liability exempted company on September 27, 2000. Our holding company, Alpha and Omega Semiconductor Limited, has one direct subsidiary, Alpha and Omega Semiconductor (Cayman) Ltd., or AOS (Cayman), through which we own directly or indirectly all of our other subsidiaries. We employ a transnational business model and conduct our operations through our subsidiaries, including the following principal subsidiaries:

•

Alpha and Omega Semiconductor Incorporated, or AOS (USA), located in Sunnyvale, California, U.S.A., which hosts our research and development team in the U.S. and conducts our U.S. sales activities and administrative operations;

•	Alpha and Omega Semiconductor (Shanghai) Co., Ltd., or AOS (Shanghai), located in Shanghai, China, which provides manufacturing and related logistical support;

•	Alpha and Omega Semiconductor (Taiwan) Limited, or AOS (Taiwan), located in Neihu, Taipei, Taiwan, which hosts a satellite design center and marketing support; and

•	Nissi High-tech Services (Shanghai) Co. Ltd., or Nissi, located in Shanghai, China, which is our in-house packaging and testing facility.

The following describes our corporate structure. Our direct subsidiary, AOS (Cayman), has three direct subsidiaries: AOS (USA), Alpha & Omega Semiconductor (Hong Kong) Limited, or AOS (Hong Kong) and Alpha & Omega Semiconductor (Macau), Ltd., or AOS (Macau). AOS (Hong Kong) has five direct subsidiaries: AOS (Shanghai), Alpha and Omega Semiconductor (Shenzhen) Co., Ltd., or AOS (Shenzhen), AOS (Taiwan), Alpha & Omega Semiconductor (Singapore) PTE. LTD. and Nissi.

The address for AOS (USA) is 495 Mercury Drive, Sunnyvale, California 94085, and its telephone number is (408) 830-9742. Our website is www.aosmd.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Common shares offered by us	3,400,000 shares
Common shares offered by selling shareholders	1,660,985 shares
Total offering	5,060,985 shares
Common shares to be outstanding after this offering	22,087,485 shares
Use of proceeds	We intend to use approximately $20 to $30 million of the net proceeds received by us to invest in our in-house packaging and testing capacity. We intend to use the remaining net proceeds for general corporate purposes, including working capital, marketing, research and development and capital expenditures. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. See “Use of Proceeds.”
Proposed NASDAQ Global Market symbol	AOSL

The number of common shares to be outstanding after this offering is based on:

•

18,681,810 shares outstanding as of December 31, 2009, which gives effect to the issuance of 10,712,094 common shares upon the conversion on a 1:1 basis of 5,050,000 series A preferred shares, 2,488,094 series B preferred shares and 3,174,000 series C preferred shares outstanding as of December 31, 2009 into common shares; and

•	5,675 shares that will be issued upon exercise of an option by a selling shareholder for the purpose of selling shares in this offering.

The number of common shares to be outstanding after this offering excludes:

•	4,139,813 common shares issuable upon the exercise of options outstanding as of December 31, 2009 with a weighted-average exercise price of $7.37 per share;

•

1,092,500 common shares reserved for issuance as of December 31, 2009 under our 2009 Share Option/Share Issuance Plan, or the 2009 Plan, including options to purchase 92,500 common shares granted on March 1, 2010 with an exercise price of $15.00 per share, as well as any future increases in the number of common shares reserved for issuance under the 2009 Plan; and

•

600,000 common shares reserved for future issuance under our Employee Share Purchase Plan adopted in February 2010, or the ESPP, as well as any future increases in the number of common shares reserved for issuance under the ESPP.

Except as otherwise indicated, all information contained in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	no exercise after December 31, 2009 of outstanding options;

•

the effectiveness of our post-offering bye-laws immediately following the conversion of our preferred shares into common shares upon the closing of this offering, which will increase the authorized number of common shares to 50,000,000 and create 10,000,000 undesignated preferred shares;

•	the automatic conversion of all issued preferred shares into 10,712,094 common shares upon the closing of this offering; and

•	the effect of the 2-to-1 reverse share split effected on March 17, 2010.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all of which are included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS. The summary consolidated financial data presented below for the fiscal years ended June 30, 2007, 2008 and 2009 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the six months ended December 31, 2008 and 2009 is derived from our unaudited financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of such data. Our historical results are not necessarily indicative of results that may be achieved in any future period.

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
	(in thousands, except per share data)
Consolidated statements of income (loss) data:
Revenue	$198,178	$248,030	$185,076	$99,125	$138,699
Cost of goods sold (1)	155,920	188,719	146,076	76,605	101,885

Gross profit	42,258	59,311	39,000	22,520	36,814
Operating expenses:
Research and development (1)	15,468	22,712	19,173	10,517	9,593
Selling, general and administrative (1)	16,417	35,636	20,569	11,230	11,505

Total operating expenses	31,885	58,348	39,742	21,747	21,098

Operating profit (loss)	10,373	963	(742)	773	15,716

Finance income	1,426	2,044	648	563	19
Finance costs—other finance costs	(390)	(129)	(587)	(318)	(130)
Finance costs—fair value loss through profit or loss	(42,500)	(30,889)	—	—	—

Finance income (loss), net	(41,464)	(28,974)	61	245	(111)
Share of profit (loss) of an associate	1,088	2,822	(35)	42	4,099

Profit (loss) before income tax	(30,003)	(25,189)	(716)	1,060	19,704
Income tax expense (benefit)	1,057	1,567	(174)	(207)	646

Profit (loss) attributable to equity holders	$(31,060)	$(26,756)	$(542)	$1,267	$19,058

Earnings (loss) per share attributable to equity holders
Basic	$(4.04)	$(3.41)	$(0.07)	$0.16	$2.40

Diluted	$(4.04)	$(3.41)	$(0.07)	$0.06	$0.95

Weighted-average number of shares used in computing earnings (loss) per share: (2)
Basic	7,686	7,837	7,914	7,921	7,939
Diluted	7,686	7,837	7,914	20,014	19,991
Pro forma earnings (loss) per share:
Basic			$(0.03)		$1.02

Diluted			$(0.03)		$0.95

Weighted-average number of shares used in computing pro forma earnings (loss) per share: (2)
Basic			18,626		18,651
Diluted			18,626		19,991

(1)	Share-based compensation expense included in the above line items was as follows:

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
	(in thousands)
Cost of goods sold	$144	$326	$267	$152	$53
Research and development expenses	729	1,712	1,172	662	403
Selling, general and administrative expenses	1,272	2,885	2,102	1,150	768

(2)	See note 26 to our consolidated financial statements included in this prospectus for an explanation of the method used to calculate basic and diluted earnings (loss) per share and unaudited pro forma basic and diluted earnings (loss) per share.

	As of December 31, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$59,820	$59,820	$114,026
Working capital	56,867	56,867	111,073
Total assets	162,257	162,257	216,463
Total liabilities	47,069	47,069	47,069
Convertible preferred shares	50,191	—	—
Total equity	115,188	115,188	169,394

The above table presents our consolidated balance sheet data:

•	On an actual basis;

•	On a pro forma basis to give effect to the conversion of all outstanding convertible preferred shares into 10,712,094 common shares concurrently upon the closing of this offering; and

•

On a pro forma as adjusted basis to give effect to the conversion of all outstanding preferred shares into 10,712,094 common shares concurrently upon the closing of this offering, to the exercise of an option to purchase 5,675 common shares by a selling shareholder immediately prior to the offering for the purpose of selling shares in this offering and to the sale by us of 3,400,000 common shares in this offering at an assumed initial public offering price of $18.00 per share, the mid-point of the range reflected on the front cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, the mid-point of the range reflected on the front cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total equity by approximately $3.2 million, assuming that the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total equity by approximately $1.7 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the following information about risks, together with the other information contained in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our common shares. If any of the circumstances or events described below actually arises or occurs, our business, results of operations and financial condition would likely suffer. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our operating results may fluctuate from period to period due to many factors, which may make it difficult to predict our future performance.

Our periodic operating results may fluctuate as a result of a number of factors, many of which are beyond our control. These factors include, among others:

•	the emergence and growth of markets for products we are currently developing;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner and the rate at which our new products replace declining orders for our older products;

•	the anticipation, announcement or introduction of new or enhanced products by us or our competitors;

•	supply and demand dynamics and the resulting price pressure on the products we sell;

•

the unpredictable volume and timing of orders, deferrals, cancellations and reductions for our products, which may depend on factors such as our end customers’ sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;

•	changes in the selling prices of our products and in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;

•	general economic conditions globally and in regions where we conduct our business;

•	our concentration of sales in consumer applications, which subjects us to risks associated with unpredictable changes in consumer purchasing patterns and confidence;

•	the adoption of new industry standards or changes in our regulatory environment;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business operations and infrastructure; and

•	changes in critical accounting policies applicable to us.

Any one or a combination of the above factors and other risk factors described in this section may cause our operating results to fluctuate from period to period, making it difficult to predict our future performance. Therefore, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Our revenue may fluctuate significantly from period to period due to ordering patterns from our distributors and seasonality.

Demand for our products from our end customers fluctuates depending on their sales outlooks and market and economic conditions. Accordingly, our distributors place purchase orders with us based on their assessment of end customer demand and their forecasts. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly due to the difference between the forecasts and actual demand. As a result, distributors adjust their purchase orders placed with us in response to changing channel inventory levels, as well as their assessment of the latest market demand trends. A significant decrease in our distributors’ channel inventory in one period may lead to a significant rebuilding of channel inventory in subsequent periods, or vice versa, which may cause our quarterly revenue and operating results to fluctuate significantly.

In addition, because our power semiconductors are used in consumer electronics products, our revenue is subject to seasonality. Typically in the past, we have experienced sales peaks two to three months ahead of major holidays such as Christmas and the Lunar New Year. However, this seasonal factor has been in the past, and may in the future be, partially offset by revenue generated from new products or changes in distributor ordering patterns in response to channel inventory adjustments. As a result, our revenue and operating results may fluctuate significantly from quarter to quarter.

If we are unable to introduce or develop new and enhanced products that meet our customers’ specifications in a timely manner, our operating results and competitive position would be harmed.

Our future success will depend on our ability to continue to introduce, develop and distribute new products and product enhancements that meet the specifications of our customers in a timely and cost-effective manner. Our customers are mainly ODMs and OEMs who are focused on reducing their number of vendors that they use. As a result, our ability to introduce new products rapidly and to maintain an extensive product portfolio is critical to developing and maintaining successful customer relationships. The development of our products is highly complex and our products must conform to the specifications or standards of our customers. We have, at times, experienced delays in completing the development and introduction of new products and product enhancements. Successful product development and customer acceptance of our products depend on a number of factors, including:

•	timely introduction and completion of new designs and timely qualification and certification of our products for use in our end customers’ products;

•	commercial acceptance and volume production of the products into which our products will be incorporated;

•	market trends towards integration of discrete components into one device;

•	adequate availability of foundry, packaging and testing capacity;

•	achievement of high manufacturing yields;

•	availability, quality, price, performance, power use and size of our products relative to those of our competitors;

•	our customer service, application support capabilities and responsiveness;

•	successful development and expansion of our relationships with existing and potential customers; and

•	changes in technology, industry standards, end customer requirements or end user preferences and our ability to anticipate those changes.

We cannot guarantee that products which we recently developed or may develop in the future will meet customers’ specifications on a timely basis or at all, and our failure to do so will adversely affect our business, results of operations, financial condition and prospects.

We may not win sufficient designs, or our design wins may not generate sufficient revenue for us to maintain or expand our business.

We invest significant resources to compete with other power semiconductor companies to obtain winning competitive bids for our products in selection processes, known as “design wins.” Our effort to obtain design wins may detract us from or delay completion of other important development projects, impair our relationships with existing end customers and negatively impact sales of products under development. In addition, we cannot assure you that these efforts would result in a design win, that our product would be incorporated into an end customer’s initial product design, or that any such design win would lead to production orders and generate sufficient revenue. Furthermore, even after we have qualified our products with a customer and made sales, subsequent changes to our products, manufacturing processes or suppliers may require a new qualification process, which may result in delay and excess inventory. If we cannot achieve sufficient design wins in the future, or if we fail to generate production orders following design wins, our ability to grow our business will be harmed.

We have material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control, we may not be able to accurately report our financial results and prevent fraud, which could adversely affect our share price and investor confidence in our financial results.

Prior to completion of this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. This lack of adequate accounting resources contributed to audit adjustments to our financial statements in the past. In connection with the audit of our consolidated financial statements for the fiscal year ended June 30, 2009, our independent registered public accounting firm identified and communicated to us material weaknesses, including a material weakness related to our failure to maintain a sufficient number of personnel with an appropriate level of knowledge, experience and training in the application of IFRS necessary to satisfy our financial reporting requirements. This material weakness contributed to multiple audit adjustments and the restatement of our financial statements for the fiscal years ended June 30, 2007 and 2008, and also contributed to the following individual material weaknesses:

•

We did not maintain effective controls related to the accounting for our equity method investment in APM. Specifically, we did not perform effective reviews to ensure that the earnings and losses from the equity method investment were completely and accurately recorded;

•	We did not maintain effective controls related to the accounting for our equity instruments, including share-based compensation and preferred shares; and

•

We did not maintain effective controls related to our period-end closing process, including consideration of subsequent events and the associated impact of these events on relevant accounting periods. These subsequent events resulted in adjustments to our prepaid expenses and inventory reserve.

Each of the material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses. We have hired a senior accounting manager with experience in public and industry accounting, including SEC reporting. We believe that this additional resource will enable us to broaden the scope and quality of our internal review of underlying information related to our period-end closing process, to further enhance our financial review procedures and to analyze and monitor financial information in a more consistent and thorough manner. We have also hired an internal control manager and an outside consulting firm to help us comply with internal control requirements. In addition:

•	We have implemented quarterly procedures to review APM’s financial reporting to us;

•

We have signed an agreement to install commercially available software to help us account for our share-based compensation. The weakness related to the accounting for our existing preferred shares will no longer be an issue when all preferred shares are converted to common shares immediately prior to the closing of this offering; and

•	We have implemented procedures to review events subsequent to each financial reporting period that may affect our accounting estimates for such period.

We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses in our internal control over financial reporting or to avoid potential future material weaknesses.

In addition, as a U.S.-listed public company, we will be subject to reporting obligations under the United States securities laws, including Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, which will require us to include a management report assessing the effectiveness of our internal control over financial reporting in our annual reports. Our independent registered public accounting firm must audit and report on the effectiveness of our internal control over financial reporting. These requirements relating to internal control will first apply to our annual report for the fiscal year ending June 30, 2011.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may decline to issue an opinion as to the effectiveness of our internal control over financial reporting, or may issue a report that is qualified or adverse. During the course of the initial evaluation of internal control over financial reporting, we or our independent registered public accounting firm may identify control deficiencies that we may not be able to remediate prior to the date of our first assessment of internal control over financial reporting. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our shares.

Our success depends upon the ability of our OEM end customers to successfully sell products incorporating our products.

The consumer end markets in which our products are used are highly competitive. Our OEM end customers may not successfully sell their products for a variety of reasons, including:

•	general economic conditions;

•	late introduction or lack of market acceptance of their products;

•	lack of competitive pricing;

•	shortage of component supplies;

•	excess inventory in the sales channels into which our end customers sell their products;

•	changes in the supply chain; and

•	changes as a result of regulatory restrictions applicable to PRC-exported products.

Because our success depends on the ability of our OEM end customers to sell products incorporating our products, the failure of our OEM end customers to achieve or maintain commercial success for any reason could harm our business, results of operations, financial condition and prospects.

Defects and poor performance in our products could result in loss of customers, decreased revenue, unexpected expenses and loss of market share, and we may face warranty and product liability claims arising from defective products.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. It can also be potentially dangerous as defective power components may lead to power overloads, which could result in explosion or fire. As our products become more complex, we face higher risk of undetected defects, because our testing protocols may not be able to fully test the products under all possible operating conditions. In the past, we have experienced defects in our products due to certain errors in the packaging process, and these products were returned to us and subsequently sold at a discount. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts in order to address or remedy any defects and increases in customer service and support costs, all of which could have a material adverse effect on our business and operations.

Furthermore, defective, inefficient or poorly performing power components may give rise to warranty and product liability claims against us that exceed any revenue or profit we receive from the affected products. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. There is no guarantee that our insurance policies will be available or adequate to protect against such claims. Costs or payments we may make in connection with warranty and product liability claims or product recalls may adversely affect our financial condition and results of operations.

Our business was and may continue to be adversely affected by the recent economic downturn and financial crisis.

Since 2008, the global economy has experienced significant financial turmoil and upheaval characterized by volatility and declines in prices of securities and commodities, diminished credit availability, declining consumer and business confidence, inability to access capital markets, proliferation of bankruptcies and rising unemployment rates. The global economic downturn and financial crisis has negatively impacted our business, resulting in a decrease in our revenue in the fiscal year ended June 30, 2009 to $185.1 million from $248.0 million in the fiscal year ended June 30, 2008. It is uncertain how long the economic recession will continue and how much adverse impact it will have on the global economy in general and, in particular, on the economies in China, Taiwan and other countries where we market and sell our products. Uncertain economic conditions may cause our customers to reduce demand for our products, which would adversely affect our business, financial condition and results of operations.

If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, or difficulties in planning expenses, which will adversely affect our business and financial condition.

We manufacture our products according to our estimates of customer demand. This process requires us to make multiple forecasts and assumptions relating to the demand of our end customers and general market conditions. Because we sell most of our products to distributors, who in turn sell to our end customers, we have limited visibility as to end customer demand. Furthermore, we do not have long-term purchase commitments from our distributors or end customers, and our sales are generally made by purchase orders that may be cancelled, changed or deferred without notice to us or penalty. As a result, it is difficult to forecast future customer demand to plan our operations.

If we overestimate demand for our products, or if purchase orders are cancelled or shipments delayed, we may have excess inventory that we cannot sell. Our provisions for write-downs of inventories were $0.9 million, $2.6 million, $0.6 million and $0.1 million for the fiscal years ended June 30, 2007, 2008, 2009 and the six months ended December 31, 2009, respectively. Our provisions for inventory write-downs are estimates and are subject to adjustment based on events that may not be known at the time the provisions are made, and such adjustments could be material. We expect to record inventory write downs in the future in the normal course of our business. Conversely, if we underestimate demand, we may not have sufficient inventory to meet end-customer demand, and we may lose market share and damage relationships with our distributors and end customers and we may have to forego potential revenue opportunities. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders in a timely manner or at all.

In addition, we plan our operating expenses, including research and development expenses, hiring needs and inventory investments, in part on our estimates of customer demand and future revenue. If customer demand or revenue for a particular period is lower than we expect, we may not be able to proportionately reduce our fixed operating expenses for that period, which would harm our operating results for that period.

We face intense competition and may not be able to compete effectively which could reduce our revenue and market share.

The power semiconductor industry is highly competitive and fragmented. If we do not compete successfully against current or potential competitors, our market share and revenue may decline. Our main competitors are primarily headquartered in the United States, Japan, Europe and Taiwan. Our major competitors for our power discretes include Advanced Power Electronics Corp., Fairchild Semiconductor International, Inc., Infineon Technologies AG, International Rectifier Corporation, Niko Semiconductor Co., Ltd., ON Semiconductor Corporation, Renesas Technology Corp., STMicroelectronics N.V., Toshiba Corporation and Vishay Intertechnology, Inc. Our major competitors for our power ICs include Anpec Electronics

Corporation, Global Mixed-mode Technology Inc., Monolithic Power Systems, Inc., National Semiconductor Corporation, Richtek Technology Corp., Semtech Corporation, Texas Instruments Incorporated and Volterra Semiconductor Corporation. We expect to face competition in the future from our competitors, other manufacturers, designers of semiconductors and start-up semiconductor design companies. Many of our competitors have competitive advantages over us, including:

•

significantly greater financial, technical, research and development, sales and marketing and other resources, enabling them to invest substantially more resources than us to respond to the adoption of new or emerging technologies or changes in customer requirements;

•	greater brand recognition and longer operating histories;

•

larger customer bases and longer, more established relationships with distributors or existing or potential end customers, which may provide them with greater reliability and information regarding future trends and requirements that may not be available to us;

•	the ability to provide greater incentives to end customers through rebates, and marketing development funds or similar programs;

•	more product lines, enabling them to bundle their products to offer a broader product portfolio or to integrate power management functionality into other products that we do not sell; and

•	captive manufacturing facilities, providing them with guaranteed access to manufacturing facilities in times of global semiconductor shortages.

If we are unable to compete effectively for any of the foregoing or other reasons, our business, results of operations, financial condition and prospects will be harmed.

We depend on Shanghai Hua Hong NEC Electronic Company Limited, or HHNEC, and other outside semiconductor foundries to manufacture our products and implement our fabrication processes, and any failure to maintain sufficient foundry capacity could significantly delay our ability to ship our products, damage our relationships with customers, reduce our sales and increase expenses.

We do not own or operate any fabrication facilities and instead outsource fabrication of our products to independent foundries. Although we use several independent foundries, we primarily rely on HHNEC to manufacture the majority of our products. HHNEC manufactured 88.7%, 72.4%, 61.8% and 75.5% of the wafers used in our products for the fiscal years ended June 30, 2007, 2008, 2009 and the six months ended December 31, 2009, respectively.

We place our purchase orders with foundries based on sales forecasts for our products. If any third-party foundry does not provide competitive pricing or is not able to meet our required capacity for any reason, or if our business relationship with HHNEC deteriorates, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. The process for qualifying a new foundry is time consuming, difficult and may not be successful, particularly if we cannot integrate our proprietary process technology with the process used by the new foundry. Using a foundry with which we have no established relationship could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation.

In addition, we rely on third-party foundries to effectively implement our proprietary technology and processes and also require their cooperation in developing new fabrication processes. Any failure to do so will severely impair our ability to introduce new products. In order to maintain our profit margins and to meet our customer demand, we need to achieve acceptable production yields and timely delivery of silicon wafers. As is common in the semiconductor industry, we have experienced, and may experience from time to time, difficulties achieving acceptable production yields and timely delivery from third-party foundry vendors. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous dice on a wafer to be defective. Low yields often occur during the production of new products, the migration of processes to smaller geometries or the installation and start up of new process technologies.

We face a number of other significant risks associated with outsourcing fabrication, including:

•	limited control over delivery schedules, quality assurance and control and production costs;

•

discretion of foundries to reduce deliveries to us on short notice, allocate capacity to other customers that may be larger or have long-term customer or preferential arrangements with foundries that we use;

•	unavailability of, or potential delays in obtaining access to, key process technologies;

•	limited warranties on wafers or products supplied to us;

•	damage to equipment and facilities, power outages, equipment or materials shortages that could limit manufacturing yields and capacity at the foundries;

•	potential unauthorized disclosure or misappropriation of intellectual property, including use of our technology by the foundries to make products for our competitors;

•	financial difficulties and insolvency of foundries; and

•	acquisition of foundries by third parties.

Any of the foregoing risks could delay shipment of our products, result in higher expenses and reduced revenue, damage our relationships with customers and otherwise adversely affect our business and operating results.

Our investment in an in-house packaging and testing facility and our operation of that facility are subject to risks that could adversely affect our business and operating results.

We have established an in-house packaging and testing facility that currently handles approximately 30% of our packaging and testing requirements. The operation of a high-volume packaging and testing facility and implementation of our advanced packaging technology are complex and demand a high degree of precision and may require modification to improve yields and product performance. We have committed substantial resources to ensure that our packaging and testing facility operates efficiently and successfully, including the acquisition of equipment and raw materials, and training and management of a large number of technical personnel and employees. We intend to invest a portion of the net proceeds received by us from this offering in our in-house packaging and testing facility. See “Use of Proceeds.” We may not be able to achieve adequate returns on our investment in our in-house packaging and testing facility, and if we are unable to utilize our in-house facility at a desirable level of production, our gross margin and results of operations may be adversely affected. In addition, the operation of our packaging and testing facility is subject to a number of risks, including the following:

•	unavailability of equipment, whether new or previously owned, at acceptable terms and prices;

•	facility equipment failure, power outages or other disruptions;

•	shortage of raw materials, including packaging substrates, copper, gold and molding compound;

•	failure to maintain quality assurance and remedy defects and impurities;

•	changes in the packaging requirements of customers; and

•	our limited experience in operating a high-volume packaging and testing facility.

Any of the foregoing risks could adversely affect our capacity to package and test our products, which could delay shipment of our products, result in higher expenses, reduce revenue, damage our relationships with customers and otherwise adversely affect our business, results of operations, financial condition and prospects.

We depend partly on the packaging and testing services of APM, and loss of its services could significantly disrupt shipments of our products, harm our customer relationships and reduce our sales, and a reduction in APM’s profit could affect our results of operations.

In addition to our in-house packaging and testing facility, we rely partly on third-party service providers for our packaging and testing requirements. We typically procure services from our packaging and testing service providers on a per-order basis and do not have long-term agreements with our service providers that guarantee us access to capacity. During the six months ended December 31, 2009, we relied on APM for approximately 66% of our total volume of packaging and testing requirements.

If we were to terminate our relationship with APM or were otherwise unable to use our in-house packaging and testing facility to meet our needs, we would need to seek alternative packaging and testing services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new packaging and testing service providers. Because of the amount of time that it takes us to qualify third-party packaging and testing service providers, we could experience significant delays in product shipments if we are required to find alternative packaging and testing service providers on short notice or replace in a timely manner any loss of third-party capacity with our in-house packaging and testing facility. In addition, new service providers may require us to pay higher packaging and testing costs, which may have an adverse impact on our results of operations.

Our reliance on APM is subject to the same risks as those described above relating to the operation of our in-house packaging and testing facility, plus a number of additional risks, including:

•	potential disclosure or misappropriation of intellectual property, including the unauthorized use of our technology for packaging and testing of products for our competitors;

•	financial difficulties and insolvency of APM; and

•	acquisition of APM by third parties, where disputes over intellectual property ownership or licenses may arise.

In addition, as of December 31, 2009, we held a 40.3% equity stake and two of our executive officers collectively held a 2.8% equity stake in APM. Our investment in APM is accounted for under the equity method of accounting and, accordingly, our share of profit and loss from APM will affect our results of operations. We have determined that we have a material weakness in our internal control over financial reporting related to the accounting for our investment in APM. Specifically, we did not perform effective reviews to ensure that earnings and losses from the equity method investment were completely and accurately recorded, which contributed to the restatement of our financial statements for the fiscal years ended June 30, 2007 and 2008 included in this prospectus. Conflicts of interest could arise relating to the nature, quality and pricing of services provided by APM to us, the allocation of corporate opportunities and production volume. Since we are the principal customer of APM, if we do not allocate enough production volume to APM and if it fails to diversify its customer base, the financial performance of APM will be adversely affected, which could then in turn adversely affect our results of operations. See “Related Party Transactions—Relationship with APM.”

If we are unable to obtain raw materials in a timely manner or if the price of raw materials increases significantly, production time and product costs could increase, which may adversely affect our business.

Our fabrication and packaging processes depend on raw materials such as silicon wafers, gold, copper, mold compound, petroleum and plastic materials and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If the prices of these raw materials rise significantly, we may be unable to pass on the increased cost to our customers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or at reasonable cost. In addition, from time to time, we may need to reject raw materials that do not meet our specifications, resulting in potential delays or declines in output. Furthermore, problems with our raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in customer returns or product warranty claims. Errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional customer returns or product warranty claims that may adversely affect our business and results of operations.

Our operations may be delayed or interrupted and our business may be adversely affected as a result of our efforts to comply with environmental regulations applicable to our in-house packaging and testing facility.

Our in-house packaging and testing facility is subject to a variety of environmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials. See “Regulation—Environmental regulations.” Compliance with environmental regulations could require us to acquire expensive pollution control equipment or to incur other substantial expenses or investigate and remediate contamination at our current facility. Any failure, or any claim that we have failed, to comply with these regulations could cause delays in our production and capacity expansion and affect our public image, either of which could harm our business. In addition, any failure to comply with these regulations could subject us to substantial fines or other liabilities, result in the suspension of our operating permit, or require us to terminate or adversely modify our in-house packaging and testing operations.

Our reliance on distributors to sell substantially all of our products subjects us to a number of risks.

We sell substantially all of our products to distributors, who in turn sell to our end customers. Our distributors typically offer power semiconductor products from several different companies, including our direct competitors. The distributors assume collection risk and provide logistical services to end customers, including stocking our products. Two distributors, Frontek Technology Co., or Frontek, and Promate Co. Ltd., or Promate, collectively accounted for

67.5%, 77.4%, 76.1% and 76.4% of our revenue for the fiscal years ended June 30, 2007, 2008, 2009 and for the six months ended December 31, 2009, respectively. Our agreements with Frontek and Promate have five year terms and are scheduled to expire in August and September 2010, respectively. We intend to renew these agreements prior to their expiration. We believe that our success will continue to depend upon these distributors. Our reliance on distributors subjects us to a number of risks, including:

•	write-downs in inventories associated with stock rotation rights and increases in provisions for price adjustments granted to certain distributors;

•	potential reduction or discontinuation of sales of our products by distributors;

•	failure to devote resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect;

•	focusing their sales efforts on products of our competitors;

•

dependence upon the continued viability and financial resources of these distributors, some of which are small organizations with limited working capital and all of which depend on general economic conditions and conditions within the semiconductor industry;

•	dependence on the timeliness and accuracy of shipment forecasts and resale reports from our distributors;

•	management of relationships with distributors, which can deteriorate as a result of conflicts with efforts to sell directly to our end customers; and

•	termination of our agreements with distributors which are generally terminable by either party on short notice.

If any significant distributor becomes unable or unwilling to promote and sell our products, or if we are not able to renew our contracts with the distributors on acceptable terms, we may not be able to find a replacement distributor on reasonable terms or at all and our business could be harmed.

We may not be able to accurately estimate provisions at fiscal period end for price adjustment and stock rotation rights under our agreements with distributors, and our failure to do so may impact our operating results.

We sell a majority of our products to distributors under arrangements allowing price adjustments and returns under stock rotation programs, subject to certain limitations. As a result, we are required to estimate provisions for price adjustments and stock rotation for our products as inventory on hand at distributors at each fiscal period end. Our ability to reliably estimate these provisions enables us to recognize revenue upon delivery of goods to distributors instead of upon resale of goods by distributors to end customers.

We estimate the provision for price adjustment based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. Our estimated liabilities for price adjustments, which we offset against trade receivables from distributors, were $8.8 million, $11.0 million and $11.6 million at June 30, 2008, 2009 and December 31, 2009, respectively.

Our provisions for stock rotation are estimated based on historical returns and individual distributor agreements, and stock rotation rights are contractually capped based on the terms of each individual distributor agreement. Our estimated liabilities for stock rotation at June 30,

2008 and 2009 and December 31, 2009 were $2.0 million, $1.1 million and $1.9 million, respectively.

Our estimates for these provisions may be inaccurate. If we subsequently determine that any provision based on our estimates is insufficient, we may be required to increase the size of our provisions in future periods, which would adversely affect our results of operations and financial condition.

We depend on the continuing efforts of our senior management team and other key personnel, and if we lose a member of our senior management or are unable to successfully retain, recruit and train key personnel, our ability to develop and market our products could be harmed.

Our future success depends upon the continuing services of members of our senior management team and various engineering and other technical personnel, including Dr. Mike F. Chang, our founder and Chief Executive Officer. In particular, our engineers and other technical personnel are critical to our future technological and product innovations. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is limited. Many of these employees could leave our company with little or no prior notice and would be free to work for a competitor. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and other senior management may be required to divert attention from other aspects of our business. In addition, we do not have “key person” life insurance policies covering any member of our management team or other key personnel. The loss of any of these individuals or our inability to attract or retain qualified personnel, including engineers and others, could adversely affect our product introductions, overall business growth prospects, results of operations and financial condition.

Failure to protect our patents and our other proprietary information could harm our business and competitive position.

Our success depends, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright (including mask work protection), trademark and trade secret laws, as well as nondisclosure agreements, license agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property. As of December 31, 2009, we owned 89 issued U.S. patents expiring between 2015 and 2028 and had 153 pending patent applications with the United States Patent and Trademark Office. In addition, we own additional patents and have filed patent applications in jurisdictions outside of the U.S.

Our patents and patent applications may not provide meaningful protection from our competitors, and there is no guarantee that patents will be issued from our patent applications. The status of any patent or patent application involves complex legal and factual determinations and the breadth of a claim is uncertain. In addition, our efforts to protect our intellectual property may not succeed due to difficulties and risks associated with:

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policing any unauthorized use of or misappropriation of our intellectual property, which is often difficult and costly and could enable third parties to benefit from our technologies without paying us;

•

others independently developing similar proprietary information and techniques, gaining authorized or unauthorized access to our intellectual property rights, disclosing such technology or designing around our patents;

•

the possibility that any patent or registered trademark owned by us may not be enforceable or may be invalidated, circumvented or otherwise challenged in one or more countries and the rights granted thereunder may not provide competitive advantages to us;

•	uncertainty as to whether patents will be issued from any of our pending or future patent applications with the scope of the claims sought by us, if at all; and

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intellectual property laws and confidentiality protections, which may not adequately protect our intellectual property rights, including, for example, in China where enforcement of PRC intellectual property-related laws has historically been ineffective, primarily because of difficulties in enforcement and low damage awards.

We also rely on customary contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, we have a number of third-party patent and intellectual property license agreements, one of which requires to make ongoing royalty payments. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Intellectual property disputes could result in lengthy and costly arbitration, litigation or licensing expenses or prevent us from selling our products.

As is typical in the semiconductor industry, we or our customers may receive claims of infringement from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and services or those of our end customers. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights which has resulted in protracted and expensive arbitration and litigation for many companies. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets.

Any litigation or arbitration regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. We have in the past and may from time to time in the future become involved in litigation that requires our management to commit significant resources and time. For example, in 2007, we commenced a patent litigation with Fairchild Semiconductor International, Inc., or Fairchild, in which we filed infringement claims against Fairchild, and Fairchild responded by filing infringement counterclaims against us. The litigation was vigorously prosecuted by both parties and diverted the efforts and attention of our management and technical personnel before it was settled in October 2008. The settlement included a cross-license agreement between the parties. In December 2006, we initiated an arbitration proceeding against Siliconix incorporated, or Siliconix, to recover certain quarterly royalty payments under our agreement with Siliconix, and Siliconix responded by filing a counterclaim against us for royalty payments under the agreement. The arbitration proceeding was settled in 2008. We incurred a total of $8.2 million of legal costs relating to these two intellectual property disputes. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property arbitration or litigation involves significant risks. Any claim of intellectual property infringement against us may require us to:

•	pay substantial damages to the party claiming infringement;

•	refrain from further development or sale of our products;

•	attempt to develop non-infringing technology, which may be expensive and time consuming, if possible at all;

•	seek to enter into costly royalty or license agreements that might not be available on commercially reasonable terms or at all;

•	cross-license our technology with a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

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indemnify our distributors, end customers, licensees and others from the costs of and damages of infringement claims by our distributors, end customers, licensees and others, which could result in substantial expenses for us and damage our business relationships with them.

Any intellectual property claim or litigation could harm our business, results of operations, financial condition and prospects.

We may not be able to achieve successful integration following an acquisition or strategic alliance, and we may be required to incur debt or assume contingent liabilities or dilute our shareholders in the pursuit of acquisitions or alliances.

Although we have not currently identified any specific acquisition or investment targets, we may in the future acquire, invest in, or enter into strategic alliances relating to other businesses, products or technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and alignment of product offerings and manufacturing operations, coordination of selling and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. This process requires the dedication of management resources that may distract attention from day-to-day operations, and may disrupt key research and development, marketing or sales efforts, which may adversely affect our business, operating results, financial condition and prospects. In addition, we may issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing shareholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could impose restrictions on our business operations and harm our operating results.

Global or regional political and social conditions could adversely affect our business and operating results.

External factors such as geopolitical and social turmoil, terrorist attacks and acts of war in those parts of the world that serve as markets for our products, such as the United States, China, Taiwan or elsewhere could significantly adversely affect our business and operating results in ways that cannot be predicted. Geopolitical strife such as the deterioration of political or economic relationships between Taiwan and China may affect our ability to operate our business in the region. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. The occurrence of any of these events or circumstances could adversely affect our business and operating results.

Our business operations could be significantly harmed by natural disasters or global epidemics.

We have research and development facilities located in Taiwan and Sunnyvale, California which could suffer significant business disruption due to earthquakes. We are not currently covered by insurance against business disruption caused by earthquakes.

Our business could be adversely affected by epidemics or outbreaks such as avian flu or H1N1 flu, also known as swine flu. An outbreak of avian flu or H1N1 flu in the human population, or another similar health crisis, could adversely affect the economies and financial markets of many countries, particularly in Asia. Moreover, any related disruptions to transportation or the free movement of persons could hamper our operations and force us to close our offices temporarily.

The occurrence of any of the foregoing or other natural or man-made disasters could cause damage or disruption to us, our employees, operations, distribution channels, markets and customers, which could result in significant delays in deliveries or substantial shortages of our products and adversely affect our business results of operations, financial condition or prospects.

Our insurance may not cover all losses, including losses resulting from business disruption or product liability claims.

We have limited product liability, business disruption or other business insurance coverage for our operations. In addition, we do not have any business insurance coverage for our operations to cover losses that may be caused by litigation or natural disasters. Any occurrence of uncovered loss could harm our business, results of operations, financial condition and prospects.

Our international operations subject our company to risks not faced by companies without international operations.

We have adopted a transnational business model under which we maintain significant operations and facilities through our subsidiaries located in the U.S., China, Taiwan and Hong Kong. Our main research and development center is located in Silicon Valley, and our manufacturing and supply chain is located in China. We also have sales offices and customers throughout Asia, the U.S. and elsewhere in the world. The following are some of the risks inherent in doing business on an international level that may not be applicable to domestic companies:

•	economic and political instability;

•	transportation and communication delays;

•	coordination of operations through multiple jurisdictions and time zones;

•	fluctuations in currency exchange rates;

•	trade restrictions, changes in laws and regulations relating to, amongst other things, import and export tariffs, taxation, environmental regulations, land use rights and property; and

•	the laws of, including tax laws, and the policies of the U.S. toward, countries in which we operate.

We are subject to the risk of increased income taxes and changes in existing tax rules.

We conduct our business in multiple jurisdictions, including Hong Kong, Macau, the U.S., the PRC, Taiwan, Korea, Japan and Singapore. Any of these jurisdictions may assert that we have unpaid taxes. Our effective tax rates have fluctuated significantly in recent years. Our effective tax rate was (3.5%), (6.2%), 24.3% and 3.3% for the fiscal years ended June 30, 2007, 2008, 2009 and for the six months ended December 31, 2009, respectively. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have a retroactive effect. In particular, various proposals over the years have been made to change certain U.S. tax laws relating to foreign entities with U.S. connections. For example, legislation has been proposed that would require treating certain foreign corporations as U.S. domestic corporations (and therefore taxable in the U.S. on all of their worldwide income) if the management and control of the foreign corporation occurs, directly or indirectly, primarily within the United States. In addition, the U.S. government has proposed various other changes to the U.S. international tax system, certain of which could adversely impact foreign-based multinational corporate groups, and increased enforcement of U.S. international tax laws. Although none of these proposed U.S. tax law changes has yet been enacted, and none may ever be enacted in its current form, it is possible that these or other changes in the U.S. tax laws could significantly increase our U.S. income tax liability in the future.

In addition, our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and other subsidiaries in different jurisdictions. We have adopted transfer pricing arrangements for transactions among our subsidiaries. Related party transactions are generally subject to close review by tax authorities, including requirements that transactions be priced at arm’s length and be adequately documented. We have not been subject to any tax audit or challenge by any tax authorities with respect to any tax position taken during the past three fiscal years. If any of these tax authorities were successful in challenging our transfer pricing policies or other tax judgments, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges which may harm our business, financial condition and operating results.

The imposition of U.S. corporate income tax on us or our non-U.S. subsidiaries could adversely affect our results of operations.

We believe that we and our non-U.S. subsidiaries each operate in a manner that would not subject us to U.S. corporate income tax because we are not engaged in a trade or business in the United States. Nevertheless, there is a risk that the U.S. Internal Revenue Service may successfully assert that we or our non-U.S. subsidiaries are engaged in a trade or business in the United States. If we or our non-U.S. subsidiaries were characterized as being so engaged, we would be subject to U.S. tax at regular corporate rates on our income that is effectively connected with U.S. trade or business, plus an additional 30% “branch profits” tax on the dividend equivalent amount, which is generally effectively connected income with certain adjustments, deemed withdrawn from the United States. Any such tax could materially and adversely affect our results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders.

Based on the assumed initial public offering price of our common shares in this offering, the expected price of our common shares following the offering and the composition of our income and assets, we do not expect to be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2010 taxable year. However, we must make a separate determination for each taxable year as to whether we are a PFIC after the close of each taxable year and we cannot assure you that we will not be a PFIC for our 2010 taxable year or any future taxable year. Under current law, a non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets, generally based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets, including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% by value of the subsidiary’s equity interests, from time to time. Because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate after this offering and may fluctuate considerably given that market prices of technology companies historically often have been volatile, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held common shares, certain adverse U.S. federal income tax consequences could apply for such U.S. holder. See “Taxation—Material U.S. federal income tax considerations—Investment in passive foreign investment companies.”

Risks Related to Our Industry

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

As is typical in the semiconductor industry, the average selling price of a particular product has historically declined significantly over the life of the product. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for older generations of products. Reductions in our average selling prices to one customer could also impact our average selling prices to all customers. A decline in average selling prices would harm our gross margins for a particular product. If not offset by sales of other products with higher gross margins, our overall gross margins may be adversely affected. Our business, results of operations, financial condition and prospects will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs and developing new or enhanced products on a timely basis with higher selling prices or gross margins.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, uncertain product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant and sometimes prolonged, downturns, often connected with or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue and result in us having excess inventory. By contrast, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry and packaging and testing capacity, which could prevent us from benefiting from such an upturn or reduce our profit margins.

Changes in industry standards, technology, customer requirements and government regulation could limit our ability to sell our products.

The semiconductor industry is characterized by changing demand for new and advanced functions, long design and sales cycles, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. Changes in industry standards, or the development of new industry standards, or, when applicable, government approval or disapproval of industry standards may make our products obsolete or negate the cost advantages we believe we have in our products. We may be required to invest significant effort and to incur significant expense to redesign our products in order to address relevant standards, technological developments, customer requirements or regulations but may not have the financial resources to respond to these changes effectively or in a timely manner. Any inability to meet these standards, regulations and requirements could harm our business, results of operations, financial condition and prospects.

Risks Related to Doing Business in China

China’s economic, political and social conditions, as well as government policies, could affect our business and growth.

Our financial results have been, and are expected to continue to be, affected by the economy in China. A slowdown of economic growth in China or other adverse developments could harm our business, results of operations, financial condition and prospects.

The PRC economy differs from the economies of most developed countries in many respects, including:

•	higher level of government involvement;

•	early stage of development of a market-oriented economy;

•	rapid growth rate;

•	higher level of control on foreign currency exchange; and

•	less efficient allocation of resources.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of corporate governance in business enterprises, the PRC government continues to retain significant control over the business and productive assets in China. Any changes in PRC government policy or the PRC’s political, economic and social conditions, or in relevant laws and regulations, may adversely affect our current or future business, results of operation or financial condition. These changes in government policy may be implemented through various means, including changes in laws and regulations, implementation of anti-inflationary measures, changes in the tax rate or taxation system and the imposition of additional restrictions on currency conversion and imports. Furthermore, given the PRC’s largely export-driven economy, any changes in the economies of the PRC’s principal trading partners and other export-oriented nations may adversely affect our business, results of operations, financial condition and prospects.

Our ability to successfully expand our business operations in China depends on a number of factors, including macroeconomic and other market conditions, and credit availability from lending institutions. From late 2003 to mid-2008, the PRC government implemented a number of measures that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the recent global and Chinese economic recession, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth will be effective in maintaining or sustaining the growth rate of the Chinese economy. If measures adopted by the PRC government fail to achieve further growth in the Chinese economy, it may adversely affect our growth, business strategies and operating results.

Changes in PRC laws, legal protections or government policies on foreign investment in the PRC may harm our business.

Our business and corporate transactions are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations frequently change, and their interpretation and enforcement involves uncertainties that could limit the legal protections available to us. Regulations and rules on foreign investments in China impose restrictions on the means that a foreign investor like us may apply to facilitate corporate transactions we may undertake. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result we may not be aware of our violation of these policies and rules until some time after the violation. If any of our past operations are deemed to be non-compliant with PRC law, we may be subject to penalties and our business and operations may be adversely affected. For instance, under the catalogue for the Guidance of Foreign Investment Industries, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment. As the catalogue for the Guidance of Foreign Investment Industries is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would render part or all of our business to fall within the restricted or prohibited categories. If we cannot obtain approval from relevant authorities to engage in businesses which become prohibited or restricted for foreign investors, we may be forced to sell or restructure a business which has become restricted or prohibited for foreign investment. Furthermore, the PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. If we are forced to adjust our corporate structure or business as a result of changes in government policy on foreign investment or changes in the interpretation and application of existing or new laws, our business, financial condition, results of operations and prospects may be harmed. Moreover, uncertainties in the Chinese legal system may impede our ability to enforce contracts with our business partners, customers and suppliers, or otherwise pursue claims in litigation to recover damages or loss of property, which could adversely affect our business and operations.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, State Administration for Foreign Exchange, or SAFE, issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee share ownership plans or share option plans of an overseas publicly-listed company. In March 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Rule. Under the Share Option Rule, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC citizen employees who have been granted share options will be subject to this rule after our initial public offering. However, registration under the Share Option Rule is not available for share options that are exercised by PRC residents before an overseas company is listed on an overseas stock exchange. There is no other statutory mechanism to register or otherwise legalize such pre-listing exercised options. A number of our PRC shareholders obtained our shares by exercising employee share options or purchasing shares from other employees, and they own a total of approximately 0.23% of our shares on an as-converted basis. Those option shares were not acquired in compliance with the SAFE regulations and as a result, may subject us or those PRC shareholders to administrative penalties. Furthermore, if we or our PRC optionees fail to comply with the Share Option Rule or other regulations, we or our PRC optionees may be subject to fines and other legal or administration sanctions, which may adversely affect our business and results of operations.

Limitations on our ability to transfer funds to our PRC subsidiaries could adversely affect our ability to expand our operations, make investments that could benefit our businesses and otherwise fund and conduct our business.

The transfer of funds from us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by the PRC governmental authorities, including the SAFE or the relevant examination and approval authority. Our subsidiaries may also experience difficulties in converting our capital contributions made in foreign currencies into RMB due to changes in the PRC’s foreign exchange control policies. Therefore, it may be difficult to change capital expenditure plans once the relevant funds have been remitted from us to our PRC subsidiaries. These limitations and the difficulties our PRC subsidiaries may experience on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market situations in a timely manner.

Controversies affecting China’s trade with the United States could harm our business.

While China has been granted permanent most favored nation trade status in the U.S. through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the trading relationship between the two countries. At various times during recent years, the United States and China have had disagreements over political and economic issues. In addition, disagreements between the United States and China with respect to their political, military or economic policies toward Taiwan may contribute to further controversies. These controversies and trade frictions could have a material adverse effect on our business by, among other things, making it more difficult for us to coordinate our operations between the United States and China or causing a reduction in the demand for our products by customers in the United States or China.

Relations between Taiwan and China could negatively affect our business, financial condition and operating results and, therefore, the market value of our common shares.

Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although significant economic and cultural relations have been established during recent years between Taiwan and China, relations have often been strained. A substantial number of our key customers and some of our essential sales and engineering personnel are located in Taiwan, and we have a large number of operational personnel and employees located in China. Therefore, factors affecting military, political or economic relationship between China and Taiwan could have an adverse effect on our business, financial condition and operating results.

Risks Related to Ownership of Our Common Shares, Our Trading Market and this Offering

There has been no prior market for our shares and this offering may not result in an active or liquid market for our shares, which could adversely affect the market price of our common shares.

Prior to this offering, there has not been a public market for our common shares. We have applied to list our common shares on The NASDAQ Global Market. However, an active public market may not develop or be sustained after this offering. If an active market for our shares does not develop after the offering, the market price and liquidity of our shares may be adversely affected.

The initial public offering price of our common shares may not be indicative of prices that will prevail in the trading market, and such market prices may be volatile.

The initial public offering price for our shares has been determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Investors may not be able to resell their shares at or above the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the price of our shares may be caused by factors outside our control and may be unrelated or disproportionate to our operating results.

The market price for our common shares may be volatile and subject to wide fluctuations in response to factors, including:

•	actual or anticipated fluctuations in our quarterly operating results;

•	our failure to meet analysts’ expectations;

•	changes in financial estimates by securities research analysts;

•	announcements regarding intellectual property litigation involving us or our competitors;

•	conditions in the semiconductor industry;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release or expiration of lock-up or other transfer restrictions on our outstanding common shares;

•	general economic or political conditions in China; and

•	general market conditions and other factors.

In the past, securities class action litigation has often been brought against a company following periods of volatility in such company’s share price. This type of litigation could result in substantial costs and divert our management’s attention and resources. These market fluctuations may also materially and adversely affect the market price of our shares.

Substantial future sales or the perception of sales of our shares in the public market could cause the price of our shares to decline.

Prior to our initial public offering, there has not been a public market for our shares. Future sales by us or our existing shareholders of substantial amounts of our shares in the public markets after this offering could adversely affect prevailing market prices for our shares. Only a limited number of our shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse or if these restrictions are waived or breached, future sales or the possibility of future sales of substantial amounts of our shares, including shares issued upon exercise of outstanding options, in the public markets in the United States, could negatively impact the market price of our shares and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 22,087,485 common shares outstanding, assuming the underwriters do not exercise the over-allotment option. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The remaining common shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common shares could decline.

You may experience immediate and substantial dilution in the net tangible book value of shares purchased.

The initial public offering price per share may be substantially higher than the net tangible book value per share of our common shares prior to this offering. In other words, you are paying a price per share that substantially exceeds the value of our assets after subtracting our liabilities. At an assumed initial public offering price of $18.00 per share, representing the mid-point of the price range shown on the front cover of this prospectus, and based on the pro forma net tangible book value per share of our common shares at December 31, 2009, your shares will be worth $10.59 less per share than you will pay in the offering. Further, investors participating in this offering will contribute approximately 53.9% of the total amount invested by shareholders since our inception but will only own approximately 15.4% of the total shares outstanding immediately after this offering. The exercise of outstanding options will result in further dilution of your investment. See “Dilution.”

We may need additional capital, and the sale of additional common shares or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds received by us from this offering will be sufficient to meet our anticipated cash needs for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda limited liability exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions, including the U.S. For more information about the differences between the Bermuda Companies Act and the Delaware General Corporation Law, see “Description of Share Capital.” Some of our directors are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Because we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, we are exempt from certain rules and regulations applicable to United States domestic public companies, and we are not required to provide our investors with the same level of disclosure that domestic public companies are required to provide.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	for interim reporting, we are permitted to comply solely with requirements in Bermuda, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

As a result, shareholders may not have access to information they may deem important and we will not be under any obligation to provide such information.

If we lose our status as a foreign private issuer, we may incur additional legal, accounting or other expenses to transition our financial reporting system to U.S. GAAP, which differs in certain significant respect from IFRS, and to provide additional disclosures required of domestic public companies.

Currently we report our financial statements under IFRS. If we were to lose our status as a foreign private issuer, we will be required under current rules of the U.S. Securities and Exchange Commission, or the SEC, to report our financial statements under U.S. GAAP in our future SEC filings. The transition from IFRS to U.S. GAAP would require us to invest a substantial amount of resources and time, and we would be required to convert historical financial statements prepared under IFRS from prior fiscal years into U.S. GAAP financial statements included in our SEC filings. We expect that we would incur additional and significant legal, accounting and other expenses in connection with this transition, which may negatively impact our results of operations. Furthermore, there is no guarantee that we would be able to complete the timely transition to U.S. GAAP in order to meet our disclosure obligations under the Exchange Act, and failure to do so could result in delayed reporting, delisting and otherwise adversely affect our business and operating results.

In addition, there have been and there may in the future be certain significant differences between U.S. GAAP and IFRS, including differences related to revenue recognition, share-based compensation expense, income tax and the accounting for preferred shares and earnings per share. As a result, our financial information and reported earnings for future periods within a fiscal year or any interim period could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. Consequently, the transition to U.S. GAAP may have a material impact on our profit margin, and you may not be able to meaningfully compare our financial statements under U.S. GAAP with our historical financial statements under IFRS.

If we lose our status as a foreign private issuer, we will be required to provide significantly more information to our investors and will likely incur additional and significant legal, accounting and other expenses associated with compiling and reporting this information, which may adversely affect our results of operations.

Being a U.S.-listed public company will increase our administrative costs and divert management’s attention.

As a U.S.-listed public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC, has required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, The NASDAQ Stock Market has revised and may continue to update its requirements for listed companies. We expect these new rules and regulations, including those under Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, to increase our legal and financial compliance costs and to make some activities more time consuming and costly. In anticipation of becoming a public company, we have created board committees, and will adopt additional internal controls and disclosure controls and procedures, hire additional accounting and finance personnel, and have to bear additional costs associated with preparing and distributing periodic public reports. These rules and regulations could increase our administrative costs and divert our management’s attention, which may adversely affect our business, financial condition or results of operations.

Anti-takeover provisions in our bye-laws could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our bye-laws that will become effective immediately prior to the closing of this offering may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval;

•	advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at shareholder meetings; and

•	the requirement to remove directors by a resolution passed by at least two-thirds of the votes cast by the shareholders having a right to attend and vote at the shareholder meeting.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Insiders will continue to have substantial control over us after this offering, which could adversely affect the market price of our shares.

Upon the completion of this offering, our Chief Executive Officer, certain members of our management and directors and their respective affiliates, will beneficially own, in the aggregate, approximately 22% of our outstanding common shares. As a result, these shareholders will be able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the trading price of our shares. Furthermore, the interests of these insiders could conflict with the interests of our other shareholders and, accordingly, any of them may take actions that favor their own interests and which may not be in the best interests of our other shareholders. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations with respect to our shares, our share price and trading volume could decline.

The trading market for our shares will depend, in part, on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more analysts downgrade their outlook for our company or our industry, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our management has broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our operating results or the price of our shares.

We intend to use the net proceeds received by us from this offering for investment in our in-house packaging and testing facility, working capital and other general corporate purposes. See “Use of Proceeds.” In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business.

Our management will have significant discretion as to the use of the net proceeds received by us from this offering and could use the proceeds in ways that may not improve our operating results or enhance the price of our shares. In addition, these proceeds may not be invested in a manner that yields a favorable rate of return.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “predict,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “may,” “should,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to integrate our expertise in developing power semiconductors;

•	our ability to maintain relationships with third-party foundries and subcontractors;

•	our ability to compete in our industry;

•	our ability to defend ourselves in intellectual property infringement lawsuits against us and protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our investment in our in-house packaging and testing facility;

•	our ability to build and maintain relationships and achieve additional design wins with leading ODMs and OEMs;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to retain senior management and key personnel and recruit qualified engineers and other skilled employees;

•	our ability to manage growth; and

•	economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many factors, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

This prospectus also contains data related to the semiconductor market and the analog power semiconductor market worldwide and in China. These market data, including market data from World Semiconductor Trade Statistics, Gartner, Inc. and IC Insights, Inc., include estimates that are based on a number of assumptions. The semiconductor market or the analog power semiconductor market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at estimated rates may have a material adverse effect on our business and the market price of our common shares. In addition, any projections or estimates relating to the growth prospects or future conditions of our market are subject to significant uncertainties due to the rapidly changing nature of customer demand for semiconductor products and technologies in the semiconductor industry. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. Furthermore, we have been informed by Gartner that its reports described in this prospectus represent data, research opinion or viewpoints published by Gartner as part of a syndicated subscription service, and are not representations of fact. Gartner has informed us that each Gartner report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner reports are subject to change without notice.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by U.S. federal securities laws.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $54.2 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming an initial public offering price of $18.00 per share, representing the mid-point of the price range shown on the cover of this preliminary prospectus. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds that we will receive will be approximately $66.9 million. We will not receive any proceeds from the shares sold by the selling shareholders.

A $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $3.2 million, or approximately $3.9 million if the underwriters’ over-allotment option is exercised in full, assuming that the number of shares offered by us, as shown on the cover of this preliminary prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $20 to $30 million of the net proceeds received by us from this offering to invest in our in-house packaging and testing capacity, including acquisition of equipment and expenses associated with recruiting additional employees. We intend to use the remaining net proceeds for general corporate purposes, including working capital, marketing, research and development and capital expenditures. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. To the extent that the net proceeds we will receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering that we will receive based upon our present plans and business conditions. However, our management will have significant flexibility and discretion in applying our net proceeds from this offering. The occurrence of unforeseen events or changed business conditions may result in application of our net proceeds of this offering in a manner other than as described in this prospectus.

DIVIDENDS AND DIVIDEND POLICY

Since our inception, we have not declared or paid any dividends on our shares. We intend to retain our earnings, if any, to fund the development and growth of our business and do not currently intend to pay dividends on our shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of our board of directors in light of the conditions then existing, including earnings, financial condition, capital requirements and other factors.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2009.

•	On an actual basis;

•

On a pro forma basis to reflect the issuance of 10,712,094 common shares upon the conversion of all preferred shares outstanding as of December 31, 2009 into common shares upon the closing of this offering;

•	On a pro forma as adjusted basis to reflect:

•	the issuance of 10,712,094 common shares upon the conversion of all preferred shares outstanding as of December 31, 2009 into common shares upon the closing of this offering;

•	the issuance of 5,675 shares upon the exercise of an option by a selling shareholder for the purpose of selling shares in this offering;

•

our sale of 3,400,000 common shares in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range shown on the front cover of this prospectus, and receipt of our net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the amendment of our bye-laws, which will occur immediately prior to the closing of this offering.

You should read this table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of December 31, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share amounts)
Finance lease obligations, including current position	$1,285	$1,285	$1,285

Capital and reserves attributable to the equity holders:
Convertible preferred shares, $0.002 par value, 10,712,095 shares authorized, 10,712,094 shares issued and outstanding, actual; 10,712,095 shares authorized, no shares issued and outstanding, pro forma; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	21	—	—
Common shares, $0.002 par value, 24,337,905 shares authorized, 7,969,716 shares issued and outstanding, actual; 24,337,905 shares authorized, 18,681,810 shares issued and outstanding, pro forma; 50,000,000 shares authorized, 22,087,485 shares issued and outstanding, pro forma as adjusted	16	37	44
Share premium—convertible preferred shares	50,170	—	—
Share premium—common shares	171	50,341	104,540
Other reserves	15,740	15,740	15,740
Retained earnings	49,070	49,070	49,070

Total equity	115,188	115,188	169,394

Total capitalization	$116,473	$116,473	$170,679

Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, the mid-point of the range shown on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents and total capitalization by approximately $3.2 million, assuming that the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents and total capitalization by approximately $1.7 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information on an actual basis and on a pro forma basis in the table above excludes 5,675 common shares that will be issued upon exercise of an option by a selling shareholder for the purpose of selling shares in this offering. In addition, the foregoing outstanding share information excludes in each case:

•	4,139,813 common shares issuable upon the exercise of options outstanding as of December 31, 2009 with a weighted-average exercise price of $7.37 per share;

•

1,092,500 common shares reserved for issuance as of December 31, 2009 under our 2009 Plan, including options to purchase 92,500 common shares granted on March 1, 2010 with an exercise price of $15.00 per share, as well as any future increases in the number of common shares reserved for issuance under the 2009 Plan; and

•	600,000 common shares reserved for future issuance under our ESPP, as well as any future increases in the number of common shares reserved for issuance under the ESPP.

DILUTION

If you invest in our common shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common shares and the pro forma as adjusted net tangible book value per share of our common shares after this offering. As of December 31, 2009, our pro forma net tangible book value was $109.5 million, or $5.86 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of our common shares outstanding as of December 31, 2009, after giving effect to the conversion of our preferred shares into common shares. After giving effect to the exercise of an option to purchase 5,675 common shares by a selling shareholder for the purpose of selling shares in this offering, our sale in this offering of 3,400,000 common shares at the assumed initial public offering price of $18.00 per share, the mid-point of the range reflected on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2009 would have been approximately $163.7 million, or $7.41 per common share. This represents an immediate increase of net tangible book value of $1.55 per share to our existing shareholders and immediate dilution of $10.59 per share to investors purchasing common shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$18.00
Pro forma net tangible book value per share as of December 31, 2009	$5.86
Increase in pro forma net tangible book value per share attributed to this offering	1.55

Pro forma as adjusted net tangible book value per share as of December 31, 2009 after giving effect to this offering		7.41

Dilution per share to new investors in this offering		$10.59

Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $3.2 million, or $0.14 per share, and would increase (decrease) the pro forma dilution per share to investors in this offering by $0.86 per share, assuming that the number of shares offered by us, as shown on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 100,000 shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $1.7 million, or $0.04 per share, and the pro forma dilution per share to investors in this offering would be $10.55 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 100,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $1.7 million, or $0.04 per share, and the pro forma dilution per share to investors in this offering would be $10.63 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering at an assumed initial public offering price of $18.00 per share would be $7.72 per share, and the pro forma dilution per share to investors in this offering would be $10.28 per share.

The following table summarizes, as of December 31, 2009, the differences between the number of common shares purchased from us, after giving effect to the conversion of our preferred shares into common shares and the exercise of an option to purchase 5,675 common shares by a selling shareholder for the purpose of selling shares in this offering, the total cash consideration paid and the average price per share paid by our existing shareholders and by our new investors purchasing common shares in this offering at the assumed initial public offering price of $18.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands of shares)		(in thousands)
Existing shareholders	18,687	84.6%	$52,382	46.1%	$2.80
New investors	3,400	15.4	61,200	53.9	18.00

Total	22,087	100.0%	$113,582	100.0%

If the underwriters exercise their option to purchase additional shares in full, existing shareholders would own 81.8% and new investors would own 18.2% of the total number of common shares outstanding upon completion of this offering. The total consideration paid by existing shareholders would be $52.4 million, or 41.2%, and the total consideration paid by new investors would be $74.9 million, or 58.8%.

The above discussion and tables assumes no exercise of outstanding options except as otherwise noted above, and excludes:

•	4,139,813 common shares issuable upon the exercise of options outstanding as of December 31, 2009 with a weighted-average exercise price of $7.37 per share;

•

1,092,500 common shares reserved for issuance as of December 31, 2009 under our 2009 Plan, including options to purchase 92,500 common shares granted on March 1, 2010 with an exercise price of $15.00 per share, as well as any future increases in the number of common shares reserved for issuance under the 2009 Plan; and

•	600,000 common shares reserved for future issuance under our ESPP as well as any future increases in the number of common shares reserved for issuance under the ESPP.

If all outstanding options were exercised, then existing shareholders, including the holders of these options, would own 87.0% and new investors would own 13.0% of the total number of our common shares outstanding upon the closing of this offering. The total consideration paid by existing shareholders would be $82.9 million, or 57.5%, and the total consideration paid by new investors would be $61.2 million, or 42.5%. The average price per share paid by our existing shareholders would be $3.63 and the average price per share paid by new investors would be $18.00.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all of which are included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS issued by IASB. The selected consolidated statements of income (loss) data for each of the three fiscal years ended June 30, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of June 30, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of income (loss) data for the fiscal years ended June 30, 2005 and 2006, and the selected consolidated balance sheet data as of June 30, 2005, 2006 and 2007 have been derived from our unaudited consolidated financial statements that are not included in this prospectus. The selected consolidated statements of income (loss) data for the six months ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2009 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of such data. Our historical results are not necessarily indicative of results that may be achieved in any future period.

	Fiscal Year Ended June 30,					Six Months Ended December 31,
	2005	2006	2007	2008	2009	2008	2009
	(in thousands, except per share amounts)
Consolidated statements of income (loss) data
Revenue	$103,817	$160,294	$198,178	$248,030	$185,076	$99,125	$138,699
Cost of goods sold (1)	78,486	129,298	155,920	188,719	146,076	76,605	101,885

Gross profit	25,331	30,996	42,258	59,311	39,000	22,520	36,814
Operating expenses:
Research and development (1)	7,753	14,224	15,468	22,712	19,173	10,517	9,593
Selling, general and administrative (1)	8,947	14,012	16,417	35,636	20,569	11,230	11,505

Total operating expenses	16,700	28,236	31,885	58,348	39,742	21,747	21,098

Operating profit (loss)	8,631	2,760	10,373	963	(742)	773	15,716

Finance income	311	722	1,426	2,044	648	563	19
Finance costs—other finance costs	—	(131)	(390)	(129)	(587)	(318)	(130)
Finance costs—fair value loss through profit or loss	(96)	(124)	(42,500)	(30,889)	—	—	—

Finance income (loss), net	215	467	(41,464)	(28,974)	61	245	(111)
Share of profit (loss) of an associate	(133)	(163)	1,088	2,822	(35)	42	4,099

Profit (loss) before income tax	8,713	3,064	(30,003)	(25,189)	(716)	1,060	19,704
Income tax expense (benefit)	1,409	1,215	1,057	1,567	(174)	(207)	646

Profit (loss) attributable to equity holders	$7,304	$1,849	$(31,060)	$(26,756)	$(542)	$1,267	$19,058

Earnings (loss) per share attributable to equity holders
Basic	$1.23	$0.25	$(4.04)	$(3.41)	$(0.07)	$0.16	$2.40

Diluted	$0.47	$0.11	$(4.04)	$(3.41)	$(0.07)	$0.06	$0.95

Weighted-average number of shares used in computing earnings (loss) per share: (2)
Basic	5,954	7,399	7,686	7,837	7,914	7,921	7,939
Diluted	15,611	16,096	7,686	7,837	7,914	20,014	19,991

Pro forma earnings (loss) per share:
Basic					$(0.03)		$1.02

Diluted					$(0.03)		$0.95

Weighted-average number of shares used in computing pro forma earnings (loss) per share: (2)
Basic					18,626		18,651
Diluted					18,626		19,991

(1)	Share-based compensation expense included in the above line items was as follows:

	Fiscal Year Ended June 30,					Six Months Ended December 31,
	2005	2006	2007	2008	2009	2008	2009
	(in thousands)
Cost of goods sold	$32	$148	$144	$326	$267	$152	$53
Research and development expenses	503	1,007	729	1,712	1,172	662	403
Selling, general and administrative expenses	368	1,174	1,272	2,885	2,102	1,150	768

(2)	See note 26 to our consolidated financial statements included in this prospectus for an explanation of the method used to calculate basic and diluted earnings (loss) per share and unaudited pro forma basic and diluted earnings (loss) per share.

	As of June 30,					As of December 31, 2009
	2005	2006	2007	2008	2009	Actual	Pro Forma
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$27,174	$16,288	$55,973	$44,095	$60,416	$59,820	$59,820
Working capital	28,244	15,691	56,876	49,356	50,234	56,867	56,867
Total assets	63,711	89,823	125,833	160,546	160,365	162,257	162,257
Total liabilities	29,016	50,982	177,991	68,322	65,566	47,069	47,069
Convertible preferred shares	20,450	20,450	—	50,191	50,191	50,191	—
Total equity (deficit)	34,695	38,841	(52,158)	92,224	94,799	115,188	115,188

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of our operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Our consolidated financial statements contained in this prospectus are prepared in accordance with IFRS.

Overview

We are a designer, developer and global supplier of a broad range of power semiconductors. Our portfolio of power semiconductors is extensive, with over 600 products, and has grown rapidly with the introduction of over 100 new products each year during the past three fiscal years. We seek to differentiate ourselves by integrating our expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost. Our broad portfolio of products targets high-volume end-market applications, such as notebooks, netbooks, flat panel displays, mobile phone battery packs, set-top boxes, portable media players and power supplies. Our products are incorporated into devices branded by leading OEMs, which, for the six months ended December 31, 2009, included ASUSTek Computers Inc., Dell Inc., Hewlett-Packard Company and Samsung Group and into devices manufactured by leading ODMs, which, for the six months ended December 31, 2009, included Compal Electronics, Inc., Foxconn, Quanta Computer Incorporated, AOC International and Wistron Corporation.

Our transnational business model leverages global resources, including leading research and development expertise in the United States, cost-effective semiconductor manufacturing in Asia and localized sales and technical support in several fast-growing electronics hubs globally. Our core research and development team, based in Silicon Valley, is complemented by our design center in Taiwan and process, packaging and testing engineers in China. While we utilize third-party foundries for all of our wafer fabrication, we deploy and implement our proprietary MOSFET processes at these third-party foundries to maximize the performance and quality of our products. We primarily rely upon our in-house capacity and an associated provider for packaging and testing. We believe our in-house packaging and testing capabilities provide us with a competitive advantage in proprietary packaging technology, product quality, cost, flexibility and cycle time.

We have achieved strong growth, with revenue increasing 25.2% from $198.2 million to $248.0 million in the fiscal years ended June 30, 2007 and 2008, respectively. Although our revenue in the fiscal year ended June 30, 2009 decreased to $185.1 million, primarily as a result of the global economic recession, our revenue for the six months ended December 31, 2009 was $138.7 million, representing a 61.4% sequential increase compared to the preceding six months and a 39.9% increase compared to the six months ended December 31, 2008. The following sets forth some of the milestones of our company:

•	from 2000 to 2006, we raised an aggregate of $52.2 million from our preferred share financings;

•	we have generated annual revenue in excess of $100 million for several years;

•	in the fiscal year ended June 30, 2004, we received ISO 9001 certification for our business;

•	in the fiscal year ended June 30, 2006, we increased our economic interest in APM to 40.3% and introduced our first power IC products utilizing our multi-chip technique;

•	in the fiscal year ended June 30, 2007, we first shipped over 2 billion units and began to deploy copper wire bonding to replace gold wire bonding in our products;

•

in the fiscal year ended June 30, 2008, we invested $22.8 million in property, plant and equipment, primarily for our in-house packaging and testing facility, which commenced volume production in May 2008, and introduced our first power discrete products operating above 500 volts; and

•

in the fiscal year ended June 30, 2009, we invested an additional $10.1 million in property, plant and equipment, primarily for our in-house packaging and testing facility, and we generated $22.7 million of net cash from operating activities despite lower revenue due primarily to the global economic recession.

We sell our products primarily to distributors in the Asia Pacific region. Our distributors in turn sell our products globally to various end customers. The two largest distributors of our products are Frontek and Promate. Sales to these distributors accounted for 67.5%, 77.4%, 76.1% and 76.4% of our revenue for the fiscal years ended June 30, 2007, 2008, 2009 and the six months ended December 31, 2009, respectively.

We have restated our previously issued consolidated financial statements as of and for the fiscal years ended June 30, 2007 and 2008. The determination to restate these financial statements was made by our management upon identification of errors after the issuance of those financial statements. See note 2 to our consolidated financial statements, which are included elsewhere in this prospectus.

Factors affecting our performance

Our performance is affected by several key factors, including the following:

Global economic conditions.    Because our products primarily serve consumer applications, global economic conditions could materially affect our revenue, as evidenced by the decline in our revenue in the fiscal year ended June 30, 2009.

Distributor Ordering Patterns and Seasonality.    Our distributors place purchase orders with us based on their forecasts of end customer demand, and this demand may vary significantly depending on the sales outlooks and market and economic conditions of end customers. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly, which in turn may prompt distributors to make significant adjustments to their purchase orders placed with us. As a result, our revenue and operating results may fluctuate significantly from quarter to quarter. In addition, because our products are used in consumer electronics products, our revenue is subject to seasonality. Typically in the past, we have experienced sales peaks two to three months ahead of major holidays such as Christmas and Lunar New Year. However, this seasonal factor has been in the past, and may in the future be, partially offset by revenue generated from new products or changes in distributor ordering patterns in response to channel inventory adjustments.

Product introductions and customers’ specifications.    Our success depends on our ability to introduce products on a timely basis that meet our customers’ specifications. Both factors – timeliness of product introductions and conformance to customers’ requirements – are equally important in securing design wins with our customers. Our failure to introduce products on a timely basis that meet customers’ specifications could adversely affect our financial performance.

Erosion of average selling prices.    Erosion of average selling prices of established products is typical in our industry. Consistent with this historical trend, we expect that average selling prices of our products will continue to decline in the future. However, as a normal course of business, we seek to offset the effect of declining average selling prices by reducing manufacturing costs of existing products and introducing new and higher value-added products.

Capacity utilization.    Capacity utilization may affect our gross margin because we have certain fixed costs associated with our in-house packaging and testing facility. We currently intend to use a portion of the net proceeds received by us from this offering to further expand our in-house packaging and testing capacity. If we are unable to utilize the capacity of our in-house facility at the desirable level, our gross margin may be adversely affected.

Principal line items of statements of income (loss)

The following describes the principal line items set forth in our consolidated statements of income (loss):

Revenue

We generate revenue from the sale of our power semiconductors, consisting of power discretes and power ICs. For the fiscal years ended June 30, 2007, 2008, 2009 and for the six months ended December 31, 2009, a substantial majority of our revenue was derived from power discrete products, and a small but growing amount was derived from power IC products. Because our products typically have three to five-year life cycles, the rate of new product introductions is an important driver of revenue growth over time. We believe that expanding the breadth of our product portfolio is important to our business prospects, as it provides us with an opportunity to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems.

The following is a summary of revenue by product type:

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
				(unaudited)
	(in thousands)
Revenue
Power discrete	$195,490	$236,927	$165,712	$91,084	$122,221
Power IC	2,688	11,103	19,364	8,041	16,478

	$198,178	$248,030	$185,076	$99,125	$138,699

We sell our products primarily to distributors in the Asia Pacific region. Because our distributors sell their products to end customers who may have a global presence, revenue by geographic location is not necessarily representative of the geographic distribution of sales to end customers. The revenue by geographic location in the following table is based on the country or region to which the products were shipped:

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
				(unaudited)
	(in thousands)
Revenue
Hong Kong	$198,108	$246,512	$181,623	$96,410	$138,199
China	—	1,319	2,325	1,864	4
United States	70	199	841	752	108
Other countries	—	—	287	99	388

	$198,178	$248,030	$185,076	$99,125	$138,699

Our revenue includes the effect of the estimated stock rotation returns and price adjustments that we expect to provide to our distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by the distributor during a specified period. At our discretion or upon our direct negotiations with ODMs or OEMs, we may elect to grant special pricing that is below the prices at which we sold our products to the distributors; in these situations, we will grant price adjustments to the distributors reflecting such special pricing. We estimate the price adjustments for inventory at the distributors based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products.

Cost of goods sold

Our cost of goods sold primarily consists of costs associated with semiconductor wafers, packaging and testing, personnel, including share-based compensation expense, overhead attributable to manufacturing, operations and procurement, warranty and inventory reserves. For the fiscal years ended June 30, 2007 and 2008, our cost of goods sold also included royalty payments, which were 3.1% and 2.0% of our revenue, respectively. The royalty license arrangements expired after July 2008. Our inventory reserves are based on the historical data and forecasted demand for our products. Because lead times at our manufacturing partners can be up to three months, we typically purchase our inventory based on our sales forecasts. As a result, we are subject to potential inventory risk. As the volume of sales increases, we expect cost of goods sold will also increase in absolute dollar amount.

We utilize third-party wafer foundries, which do not provide us with guaranteed levels of production capacity at pre-determined prices. Our outsourcing costs related to wafer fabrication are subject to change based on conditions in the global semiconductor market and available capacity at the foundries that we use.

We utilize both in-house capacity and subcontractors, including APM, for the packaging and testing of our products. The subcontractors do not guarantee levels of production capacity at pre-determined prices; accordingly, our costs for these services are subject to change. Our in-house packaging and testing facility began volume production in May 2008. If we cannot utilize our in-house packaging and testing facility at a desirable level, we may not be able to absorb all the fixed costs associated with the facility, which would result in higher unit costs to us.

Operating expenses

Our operating expenses consist of research and development and selling, general and administrative expenses. We expect that our total operating expenses will generally increase in absolute dollar amount over time due to our belief that our business will continue to grow. However, our operating expenses as a percentage of revenue may fluctuate from period to period.

Research and development expenses.    Our research and development expenses consist primarily of salaries, bonuses, benefits, share-based compensation expenses, expenses associated with new product prototypes, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and related overhead costs for research and development personnel. As we continue to develop new technologies and products, we expect our research and development expenses to increase in absolute dollar amount.

Selling, general and administrative expenses.    Our selling, general and administrative expenses consist primarily of salaries, bonuses, benefits, share-based compensation expenses, product promotion costs, occupancy costs, travel expenses, expenses related to sales and marketing activities, amortization of software, depreciation of equipment, maintenance costs and other expenses for general and administrative functions as well as costs for outside professional services, including legal, audit and accounting services. We expect our selling, general and administrative expenses to increase in absolute dollar amount as we expand our business, and we expect to incur substantial additional expenses associated with being a public company.

Finance income and costs

Finance income consists of interest earned on our cash and cash equivalents, while finance costs—other finance costs consists of interest expense associated with our bank borrowings.

Finance costs—fair value loss through profit or loss

In connection with changes made to the terms of our bye-laws in December 2006, our preferred shares included rights such as redemption and conversion to common shares, which resulted in our preferred shares being reclassified as a liability under IFRS. This reclassification required that the preferred shares be marked-to-market for the applicable periods. As a result, we recognized a non-cash, non-operating charge of $42.5 million and $30.9 million for the fiscal years ended June 30, 2007 and 2008, respectively. Following further changes to our bye-laws in October 2007, all preferred shares were reclassified to equity under IFRS and no further charges were incurred. All our preferred shares will be converted to common shares concurrently with the closing of this offering.

Share of profit (loss) of an associate

During the six months ended December 31, 2009, we relied on APM for approximately 66% of our total volume of packaging and testing requirements, and approximately 47%, 57% and 63% for fiscal years 2007, 2008 and 2009, respectively. For each of these periods, we held a 40.3% economic interest in APM. See “Related Party Transactions—Relationship with APM.” Our investment in APM is accounted for under the equity method of accounting. Accordingly, we recorded on our statements of income (loss) our share of APM’s net profit of $1.1 million and $2.8 million for the fiscal years ended June 30, 2007 and 2008, respectively, and its net loss of $35,000 for the fiscal year ended June 30, 2009.

Income tax expense (benefit)

We are subject to income taxes in various jurisdictions. Significant judgment and estimates are required in determining our worldwide income tax expense. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations of different jurisdictions globally. We establish accruals for potential liabilities and contingencies based on our best estimate of certain potential tax exposures. If the actual tax outcome of such exposures is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Changes in the location of taxable income and loss could result in significant changes in our income tax expense.

We record deferred tax assets to the extent it is probable that we will be able to utilize them, based on our estimate of future taxable income in a particular jurisdiction. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the deferred tax assets may increase or decrease, resulting in corresponding changes in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide profits or losses, the tax laws and regulations in each geographical region where we have operations, the availability of tax credits and carryforwards and the effectiveness of our tax planning strategies.

Results of operations

Comparison of the six months ended December 31, 2008 to the six months ended December 31, 2009

The following tables set forth selected statements of income data derived from our unaudited consolidated financial statements, also expressed as a percentage of revenue, for the six months ended December 31, 2008 and 2009.

	Six Months Ended December 31,
	2008	2009	2008	2009
			% of revenue	% of revenue
	(in thousands, except percentages)
Revenue	$99,125	$138,699	100.0%	100.0%
Cost of goods sold (1)	76,605	101,885	77.3	73.5

Gross profit	22,520	36,814	22.7	26.5
Operating expenses:
Research and development (1)	10,517	9,593	10.6	6.9
Selling, general and administrative (1)	11,230	11,505	11.3	8.3

Total operating expenses	21,747	21,098	21.9	15.2

Operating profit	773	15,716	0.8	11.3

Finance income	563	19	0.6	0.0
Finance costs—other finance costs	(318)	(130)	(0.3)	(0.0)
Share of profit of an associate	42	4,099	0.0	2.9

Profit before income tax	1,060	19,704	1.1	14.2
Income tax expense (benefit)	(207)	646	(0.2)	0.5

Net profit attributable to equity holders	$1,267	$19,058	1.3%	13.7%

(1)	Includes share-based compensation expenses, which were allocated as follows:

	Six Months Ended December 31,
	2008	2009	2008	2009
			% of revenue	% of revenue
	(in thousands, except percentages)
Cost of goods sold	$152	$53	0.2%	0.0%
Research and development expenses	662	403	0.7%	0.3%
Selling, general and administrative expenses	1,150	768	1.2%	0.6%

Revenue

Revenue increased by 39.9% or $39.6 million, from $99.1 million to $138.7 million for the six months ended December 31, 2008 and 2009, respectively. Total unit shipments increased 71.1% over the same period in the prior fiscal year, however, the effect of increased unit shipments was partially offset by a 22.6% decline in average selling prices for our existing products. New products introduced after December 31, 2008 accounted for $3.7 million of the revenue increase. Revenue from our power IC products increased by 104.9% from $8.0 million to $16.5 million for the six months ended December 31, 2008 and 2009, respectively.

Cost of goods sold and gross profit

Cost of goods sold increased by 33.0%, or $25.3 million, from $76.6 million to $101.9 million for the six months ended December 31, 2008 and 2009, respectively, primarily as a result of increased unit shipments. Our gross margin improved 3.8% from 22.7% to 26.5% for the six months ended December 31, 2008 and 2009, respectively. This gross margin improvement was mainly due to our efforts to reduce production costs and increased capacity utilization of our in-house packaging and testing facility, which absorbed more fixed overhead. We expect our cost of goods sold to increase in absolute dollar amount to the extent we continue to increase unit shipments.

Research and development expenses

Research and development expenses decreased by 8.8%, or $0.9 million, from $10.5 million to $9.6 million for the six months ended December 31, 2008 and 2009, respectively. This decrease was primarily attributable to a $1.0 million decrease in engineering and prototype expenses at third-party foundries and packaging and testing subcontractors, and partly due to more research and development activities being conducted at our in-house packaging and testing facility. This decrease in engineering and prototype expenses was achieved while continuing to emphasize new product development. Our share-based compensation expense also decreased by $0.3 million, but was offset by a $0.4 million increase in salary and bonus expense. We expect our research and development expenses to increase in absolute dollar amount as we continue to focus on developing new technologies, expanding our product portfolio and enhancing existing products.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 2.4%, or $0.3 million, from $11.2 million to $11.5 million for the six months ended December 31, 2008 and 2009, respectively. This increase was primarily due to an additional $0.8 million in salary and bonus expense, $0.7 million in incremental expenses related to this initial public offering process during the six months ended December 31, 2009, and $0.2 million in marketing samples and commission expenses, and was partially offset by $1.1 million of legal costs that were incurred in the six months ended December 31, 2008 related to patent litigation with Fairchild, which was settled in October 2008. Our share-based compensation expense also decreased by $0.4 million compared with the same period in 2008. The lower salary and bonus expense during the six months ended December 31, 2008 was due to a two week mandatory vacation taken in response to the global economic recession.

Finance income and costs

Finance income decreased by 96.6% from $0.6 million to $19,000 for the six months ended December 31, 2008 and 2009, respectively, as a result of lower interest earned on our cash balances due to lower interest rates. Finance costs—other finance costs decreased by 59.1% from $318,000 to $130,000 for the six months ended December 31, 2008 and 2009, respectively, due primarily to lower interest rates on our borrowings and the repayment of our borrowings in October 2009.

Share of profit of an associate

Our share of APM’s net profit increased from $42,000 to $4.1 million for the six months ended December 31, 2008 and 2009, respectively. The increase was primarily due to increased profit that resulted from higher production volume and deferred tax assets recognized by APM. During the six months ended December 31, 2009, APM changed its accounting estimate and determined that it is probable that its deferred tax assets are recoverable and recognized $5.0 million of previously unrecognized deferred tax assets, and the portion attributable to our equity interest was $2.0 million.

Income tax expense (benefit)

Income tax expense increased by $0.9 million from a benefit of $0.2 million to a provision of $0.6 million for the six months ended December 31, 2008 and 2009, respectively, due primarily to a recognition of deferred tax assets of $0.5 million and tax credits of $0.4 million in the six months ended December 31, 2008.

Comparison of the fiscal year ended June 30, 2008 to the fiscal year ended June 30, 2009 and comparison of the fiscal year ended June 30, 2007 to the fiscal year ended June 30, 2008

The following tables set forth selected statements of income (loss) data derived from our audited consolidated financial statements, also expressed as a percentage of revenue, for the fiscal years ended June 30, 2007, 2008 and 2009. Our net loss for the fiscal years ended June 30, 2007 and 2008 included significant non-cash, non-operating charges related to the reclassification of our preferred shares as a liability during those periods. Due to these charges, our net loss in the fiscal years 2007 and 2008 may not be comparable to prior and future fiscal years. Our historical results of operations are not necessarily indicative of the results for any future period.

	Fiscal Year Ended June 30,
	2007	2008	2009
	(in thousands)
Revenue	$198,178	$248,030	$185,076
Cost of goods sold (1)	155,920	188,719	146,076

Gross profit	42,258	59,311	39,000
Operating expenses:
Research and development (1)	15,468	22,712	19,173
Selling, general and administrative (1)	16,417	35,636	20,569

Total operating expenses	31,885	58,348	39,742

Operating profit (loss)	10,373	963	(742)

Finance income	1,426	2,044	648
Finance costs—other finance costs	(390)	(129)	(587)
Finance costs—fair value loss through profit or loss	(42,500)	(30,889)	—
Share of profit (loss) of an associate	1,088	2,822	(35)

(Loss) before income tax	(30,003)	(25,189)	(716)
Income tax expense (benefit)	1,057	1,567	(174)

Net (loss) attributable to equity holders	$(31,060)	$(26,756)	$(542)

	Fiscal Year Ended June 30,
	2007	2008	2009
Revenue	100.0%	100.0%	100.0%
Cost of goods sold (1)	78.7	76.1	78.9

Gross profit	21.3	23.9	21.1
Operating expenses:
Research and development (1)	7.8	9.1	10.4
Selling, general and administrative (1)	8.3	14.4	11.1

Total operating expenses	16.1	23.5	21.5

Operating profit (loss)	5.2	0.4	(0.4)

Finance income	0.7	0.8	0.4
Finance costs—other finance costs	(0.2)	(0.1)	(0.3)
Finance costs—fair value loss through profit or loss	(21.4)	(12.4)	0.0
Share of profit (loss) of an associate	0.5	1.1	(0.0)

(Loss) before income tax	(15.2)	(10.2)	(0.3)
Income tax expense (benefit)	0.5	0.6	(0.1)

Net (loss) attributable to equity holders	(15.7)%	(10.8)%	(0.2)%

(1)	Includes share-based compensation expenses, which were allocated as follows:

	Fiscal Year Ended June 30,
	2007	2008	2009
	(in thousands)
Cost of goods sold	$144	$326	$267
Research and development expenses	729	1,712	1,172
Selling, general and administrative expenses	1,272	2,885	2,102

	Fiscal Year Ended June 30,
	2007	2008	2009
Cost of goods sold	0.1%	0.1%	0.1%
Research and development expenses	0.4%	0.7%	0.6%
Selling, general and administrative expenses	0.6%	1.2%	1.1%

Revenue

Revenue decreased by 25.4%, or $63.0 million, from $248.0 million to $185.1 million for the fiscal years ended June 30, 2008 and 2009, respectively. The decrease was primarily due to the effect of the global economic recession experienced during our fiscal year 2009, which resulted in a 16.1% decline in average selling prices for our existing products as well as a 11.4% decrease in unit shipments. The decrease in average selling prices and unit shipments was offset partially by an increase in revenue from new products introduced during fiscal year 2008 and 2009, which accounted for 23.4% of revenue in fiscal year 2009. We introduced 122 new products during fiscal year 2009 despite the global economic recession, which we believe reflected our commitment to grow our business by continuously introducing new products. Revenue from our power IC products increased by 74.4%, or $8.3 million, from $11.1 million to $19.4 million for fiscal years 2008 and 2009, respectively.

Revenue increased by 25.2%, or $49.9 million, from $198.2 million to $248.0 million for the fiscal years ended June 30, 2007 and 2008, respectively. Total units shipped in fiscal year 2008 were 28.6% higher than in fiscal year 2007. The increase in unit shipments was partially offset by a 6.6% decline in average selling prices for our existing products . The increase in unit shipments was primarily due to the 113 new products introduced during fiscal year 2008, which accounted for $9.9 million of the increase in revenue. Power discrete products accounted for substantially all of our revenue, and revenue from power ICs grew 313.1%, or $8.4 million, from $2.7 million to $11.1 million for fiscal years 2007 and 2008, respectively.

Cost of goods sold and gross profit

Cost of goods sold decreased by 22.6%, or $42.6 million, from $188.7 million to $146.1 million for the fiscal years ended June 30, 2008 and 2009, respectively. Our gross margin declined from 23.9% to 21.1% for fiscal years 2008 and 2009, respectively. This gross margin decline was primarily due to a reduction in unit shipments and a decline in average selling prices as a result of the global economic recession, which was partially offset by reduced royalty payments and lower wafer and packaging and testing costs. The lower unit shipments also resulted in lower absorption of our manufacturing overhead cost.

Cost of goods sold increased by 21.0%, or $32.8 million, from $155.9 million to $188.7 million for the fiscal years ended June 30, 2007 and 2008, respectively, primarily as a result of increased unit shipments. Our gross margin increased by 2.6% from 21.3% to 23.9% for fiscal years 2007 and 2008, respectively. In fiscal year 2008, our gross margin benefited from reduced royalty payments and reduced wafer and packaging and testing costs due to higher volume, which were partially offset by increased inventory reserves.

Research and development expenses

Research and development expenses decreased by 15.6%, or $3.5 million, from $22.7 million to $19.2 million for the fiscal years ended June 30, 2008 and 2009, respectively. This decrease was largely attributable to an approximately $2.0 million decrease in engineering and prototype expenses at third party foundries and packaging and testing subcontractors, and increased research and development activities conducted at our in-house packaging and testing facility without compromising the rate of our new product introductions. We introduced approximately the same number of new products during fiscal year 2009 as were introduced in fiscal year 2008. In addition, we reduced our salary and vacation expenses by approximately $0.9 million through a combination of temporary salary reductions, holiday office closures and a reduction of employee bonuses during fiscal year 2009. Share-based compensation expense also decreased by $0.5 million over the same period.

Research and development expenses increased by 46.8%, or $7.2 million, from $15.5 million to $22.7 million for the fiscal years ended June 30, 2007 and 2008, respectively. This increase was primarily due to an approximately $3.3 million increase in new product and technology development and new product prototype expenses and an approximately $3.1 million increase in expenses relating to our power IC engineering group, including additional headcount, salary, bonuses, employee benefits and share-based compensation expense.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by 42.3%, or $15.1 million, from $35.6 million to $20.6 million for the fiscal years ended June 30, 2008 and 2009, respectively, primarily due to certain significant expenses incurred in the fiscal year 2008. This decrease included a $5.3 million reduction in legal costs related to two disputes involving our intellectual property, a $4.0 million reduction in legal and audit expenses related to our previously-proposed foreign listing of our shares and a $2.1 million reduction in setup costs related to the establishment of our in-house packaging and testing facility prior to the commencement of volume production. In addition, we responded to the global economic recession by reducing our discretionary expenses by $1.3 million and our bonuses and sales incentives by $0.6 million. Our share-based compensation expense for fiscal year 2009 also decreased by $0.8 million.

Selling, general and administrative expenses increased by 117.1%, or $19.2 million, from $16.4 million to $35.6 million for the fiscal years ended June 30, 2007 and 2008, respectively, primarily due to certain significant expenses incurred in fiscal year 2008. This increase included a $6.0 million increase in legal costs related to two disputes involving our intellectual property, a $4.0 million increase in legal and audit expenses related to our previously-proposed foreign listing of our shares and $2.3 million in setup costs related to the establishment of our in-house packaging and testing facility prior to the commencement of volume production. We also invested in our sales and marketing team during fiscal year 2008 to facilitate expansion of our geographic coverage, which resulted in an increase of $3.1 million in expenses related to salary, bonus, travel and product sampling and sales commissions. Share-based compensation expense for fiscal year 2008 also increased by $1.6 million.

Finance income and costs

Finance income decreased 68.3%, or $1.4 million, from $2.0 million to $0.6 million for the fiscal years ended June 30, 2008 and 2009, respectively, primarily as a result of decreases in interest earned on our cash balances due to lower interest rates. Finance costs—other finance costs increased $458,000 from $129,000 to $587,000 for fiscal years 2008 and 2009, respectively, primarily due to the increase in our bank loan balance partially offset by decreases in the interest rate on our bank loan.

Finance income increased 43.3%, or $0.6 million, from $1.4 million to $2.0 million for the fiscal years ended June 30, 2007 and 2008, respectively, primarily as a result of interest earned on our increased cash balances. Finance costs—other finance costs decreased 66.9%, or $261,000, from $390,000 to $129,000 for fiscal years 2007 and 2008, respectively, due to interest rate reductions on our bank loan.

Finance costs—fair value loss through profit or loss

In connection with changes made to the terms of our bye-laws in December 2006, our preferred shares included rights such as redemption and conversion to common shares, which resulted in our preferred shares being reclassified as a liability under IFRS. This reclassification required that the preferred shares be marked-to-market for the applicable periods. Following further changes to our bye-laws in October 2007, all preferred shares were reclassified to equity under IFRS and no further charges were incurred. As a result, the non-cash, non-operating charges related to fair value loss arising from the revaluation of our preferred shares were $30.9 million and nil for the fiscal years ended June 30, 2008 and 2009, respectively. All our preferred shares will be converted to common shares concurrently with the closing of this offering.

The non-cash, non-operating charge related to the fair value loss arising from the revaluation of our preferred shares were $42.5 million and $30.9 million for the fiscal years ended June 30, 2007 and 2008, respectively.

Share of profit (loss) of an associate

Our equity share of APM’s net profit was $2.8 million for the fiscal year ended June 30, 2008, as compared to a net loss of $35,000 for the fiscal year ended June 30, 2009. This decrease was due to a reduction of APM’s profitability resulting from a significant decrease in its revenue due to the effects of the global economic recession during the fiscal year ended June 30, 2009.

Our equity share of APM’s net profit increased by $1.7 million from $1.1 million to $2.8 million for the fiscal years ended June 30, 2007 and 2008, respectively. This increase was due to the improvement of APM’s profitability as its operation and production capacity increased during the fiscal year ended June 30, 2008.

Income tax expense (benefit)

Income tax expense was $1.6 million for the fiscal year ended June 30, 2008, as compared to an income tax benefit of $174,000 for the fiscal year ended June 30, 2009. This was due to a combination of a decrease in revenue and profitability in certain taxable jurisdictions, an increase in the benefit due to tax credits of $341,000, the recognition of deferred tax assets of $534,000 of a foreign subsidiary due to projected taxable income and a decrease in uncertain tax positions.

Income tax expense increased from $1.1 million to $1.6 million for the fiscal years ended June 30, 2007 and 2008, respectively, primarily as a result of changes in tax laws and regulations, including transfer pricing regulations, in countries and regions in which we operate.

Selected unaudited quarterly statements of income (loss)

The following tables present our unaudited quarterly consolidated statements of income (loss) for each of the six quarters through December 31, 2009 in dollar amounts and as percentage of revenue. The quarterly unaudited information has been prepared on the same basis as, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this prospectus, as well as the description of the effects of seasonality discussed elsewhere in this prospectus. The information reflects all normal, recurring adjustments which are in the opinion of our management necessary for the fair statement of our results of operations for the quarters presented. The results for any quarter are not necessarily indicative of results that may be expected for any future quarters.

	Three Months Ended
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(in thousands)
Revenue	$63,674	$35,451	$27,072	$58,879	$74,717	$63,982
Cost of goods sold	48,691	27,914	23,509	45,962	55,936	45,949

Gross profit	14,983	7,537	3,563	12,917	18,781	18,033
Operating expenses:
Research and development	5,563	4,954	3,899	4,757	4,272	5,321
Selling, general and administrative	6,558	4,672	4,252	5,087	5,365	6,140

Total operating expenses	12,121	9,626	8,151	9,844	9,637	11,461

Operating profit (loss)	2,862	(2,089)	(4,588)	3,073	9,144	6,572
Finance income	217	346	54	31	12	7
Finance costs—other finance costs	(169)	(149)	(135)	(134)	(110)	(20)
Share of profit (loss) of an associate	285	(243)	(675)	598	553	3,546

Profit (loss) before income tax	3,195	(2,135)	(5,344)	3,568	9,599	10,105
Income tax expense (benefit)	217	(424)	250	(217)	260	386

Net profit (loss)	$2,978	$(1,711)	$(5,594)	$3,785	$9,339	$9,719

	Three Months Ended
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	% of revenue	% of revenue	% of revenue	% of revenue	% of revenue	% of revenue
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	76.5	78.7	86.8	78.1	74.9	71.8

Gross profit	23.5	21.3	13.2	21.9	25.1	28.2
Operating expenses:
Research and development	8.7	14.0	14.4	8.1	5.7	8.3
Selling, general and administrative	10.3	13.2	15.7	8.6	7.2	9.6

Total operating expenses	19.0	27.2	30.1	16.7	12.9	17.9

Operating profit (loss)	4.5	(5.9)	(16.9)	5.2	12.2	10.3
Finance income	0.3	1.0	0.2	0.0	0.0	0.0
Finance costs—other finance costs	(0.3)	(0.4)	(0.5)	(0.2)	(0.1)	0.0
Share of profit (loss) of an associate	0.5	(0.7)	(2.5)	1.1	0.7	5.5

Profit (loss) before income tax	5.0	(6.0)	(19.7)	6.1	12.8	15.8
Income tax expense (benefit)	0.3	(1.2)	1.0	(0.3)	0.3	0.6

Net profit (loss)	4.7%	(4.8)%	(20.7)%	6.4%	12.5%	15.2%

Liquidity and capital resources

Our principal need for liquidity and capital resources is to maintain working capital sufficient to support our operations and to make capital expenditures to finance the growth of our business. To date, we have primarily financed our operations through proceeds from the issuance of preferred shares, funds generated from operations and borrowings under our former term loan and revolving lines of credit.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including working capital and capital expenditures, for at least the next twelve months. In the long-term, we may require additional liquidity due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash is insufficient to meet our needs, we may seek to raise capital through equity or debt financing. The sale of additional equity securities could result in additional dilution to our shareholders and those securities may have rights senior to those of our common shares. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.

We intend to use approximately $20 million to $30 million of the net proceeds received by us from this offering to expand our in-house packaging and testing capacity. We intend to use the remaining net proceeds for general corporate purposes, including working capital, marketing, research and development and capital expenditures. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies.

Cash and cash equivalents

As of June 30, 2009 and December 31, 2009, we had $60.4 million and $59.8 million of cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less.

The following table shows our net cash generated from operating activities, net cash used in investing activities and net cash used in financing activities for the periods indicated:

	Fiscal Year Ended June 30,			Six Month Ended December 31,
	2007	2008	2009	2008	2009
	(in thousands)
Net cash generated from operating activities	$18,411	$1,499	$22,716	$18,314	$17,927
Net cash generated from (used in) investing activities	1,829	(23,752)	(9,744)	(5,772)	(4,440)
Net cash generated from (used in) financing activities	19,391	10,179	3,368	5,764	(14,089)

Net increase (decrease) in cash and cash equivalents	$39,631	$(12,074)	$16,340	$18,306	$(602)

Cash flows from operating activities

Our net cash generated from operating activities for the six months ended December 31, 2009 was $17.9 million, primarily due to net income of $19.1 million. This amount was increased by depreciation and amortization expense of $4.3 million, share-based compensation expense of $1.2 million, share of profit from an associate of $4.1 million and a decrease in accounts receivable of $6.6 million as our collections were more than our shipments. Net cash generated from operating activities was partially offset by a decrease of $6.5 million in accounts payable, including a payable to an associate, as we paid off our suppliers at a faster rate and produced more finished goods in our in-house manufacturing facility, and by an increase of $2.6 million in inventory as we increased our inventory production to meet increasing demands from our customers.

Our net cash generated from operating activities for the six months ended December 31, 2008 was $18.3 million, which consisted primarily of net income of $1.3 million, increased by depreciation and amortization expense of $3.7 million and share based compensation of $2.0 million, a significant decrease of $22.7 million in accounts receivable as a result of lower shipments to our customers during the six months ended December 31, 2008 as a result of the global economic recession and a decrease of $13.2 million in inventories due to our operating initiatives in managing inventory levels. During the six months ended December 31, 2008, our primary use of cash in operating activities resulted in a $20.9 million decrease in accounts and other payables, including payables to an associate related to decreased inventory purchases.

Our net cash generated from operating activities for the fiscal year ended June 30, 2009 was $22.7 million, which consisted primarily of our net loss of $0.5 million, increased by depreciation and amortization expense of $7.5 million, share-based compensation expense of $3.5 million, a decrease in accounts receivable of $8.6 million as collections exceeded billings and a decrease in inventories of $9.7 million due to our operating initiatives in managing inventory levels. These increases in operating cash flow were partially offset by decreases in trade and other payables, including payables to an associate, of $3.3 million as part of our efforts to manage spending.

Our net cash generated from operating activities for the fiscal year ended June 30, 2008 was $1.5 million, which consisted primarily of our net income of $4.1 million, excluding $30.9 million fair value loss related to the valuation of our preferred shares, increased by depreciation and amortization expense of $3.0 million, share-based compensation expense of $4.9 million, an increase in accounts receivable of $3.8 million as billings exceeded collections and an increase in inventories of $15.9 million as we built inventories based on our forecasts at that time, which were higher than subsequent actual shipments. We lowered our inventory subsequently by decreasing our wafer purchases and reducing production. These decreases in operating cash flow were partially offset by an increase in trade and other payables, including payables to an associate, of $9.8 million.

Our net cash generated from operating activities for the fiscal year ended June 30, 2007 was $18.4 million, which consisted primarily of our net income of $11.4 million, excluding $42.5 million fair value loss related to the valuation of our preferred shares, increased by depreciation and amortization expense of $1.9 million, share-based compensation expense of $2.1 million and a decrease in inventories of $11.1 million due to our operating initiatives in managing inventory levels. These increases in operating cash flow were partially offset by an increase in accounts receivable of $8.5 million as billings exceeded collections.

Cash flows from investing activities

Our net cash used in investing activities was $4.4 million and $5.8 million for the six months ended December 31, 2009 and 2008, respectively. Both amounts were primarily attributable to the purchase of property, plant and equipment, primarily to expand our in-house packaging and testing capacity.

Our net cash used in investing activities for the fiscal year ended June 30, 2009 was $9.7 million, which was primarily attributable to the purchase of property, plant and equipment of $10.1 million, offset by a $200,000 release of the restricted cash required under our prior letters of credit with a bank.

Our net cash used in investing activities for the fiscal year ended June 30, 2008 was $23.8 million, which was primarily attributable to the purchase of property, plant and equipment of $22.8 million and purchase of intangible assets of $1.1 million.

Our net cash generated from investing activities for the fiscal year ended June 30, 2007 was $1.8 million, which was primarily attributable to a $4.6 million release of the restricted cash required for our prior revolving credit facility, offset by the purchase of property, plant and equipment of $1.4 million and purchase of intangible assets of $1.3 million.

Cash flows from financing activities

Our net cash used in financing activities for the six months ended December 31, 2009 was $14.1 million, which was primarily attributable to the repayment of our equipment term loan. Our net cash generated from financing activities for the six months ended December 31, 2008 was $5.8 million, principally due to additional borrowing under our equipment term loan.

Our net cash generated from financing activities for the fiscal year ended June 30, 2009 was $3.4 million, which was primarily attributable to $3.9 million in net borrowings under our equipment term loan, offset by $300,000 used to repurchase our common shares and $239,000 in principal payments on our finance leases.

Our net cash generated from financing activities for the fiscal year ended June 30, 2008 was $10.2 million, which was primarily attributable to $10.0 million in borrowing under our equipment term loan and $351,000 of proceeds from the exercise of share options, offset by $144,000 of principal payments on our finance leases.

Our net cash generated from financing activities for the fiscal year ended June 30, 2007 was $19.4 million, which was primarily attributable to $29.7 million of net proceeds received from the issuance of preferred shares and $230,000 of proceeds from the exercise of share options, offset by the repayment of borrowings under a line of credit of $10.0 million and $0.6 million used to repurchase our common shares.

Borrowings

During the fiscal year ended June 30, 2007, we had a $15.0 million line of credit outstanding with a commercial bank which was paid off in November 2006. This line of credit expired in December 2006 and was not renewed.

In December 2006, we entered into a line of credit agreement with another commercial bank, which allowed for a maximum borrowing of up to $25.0 million. We never drew down on this line of credit, and we terminated it in December 2007. In December 2007, we entered into a new agreement with the same bank for a line of credit and equipment term loan with maximum limits of $5 million and $35 million, respectively. We never drew down on the line of credit, which expired in December 2008 without renewal. Our total borrowing outstanding under the equipment term loan was $10.0 million and $13.9 million as of June 30, 2008 and 2009, respectively. Our total borrowing outstanding under the equipment term loan was $12.6 million as of September 30, 2009. On October 7, 2009, the then outstanding balance of $12.1 million under this equipment term loan was paid off in full. The effective interest rates for the borrowings were 8.1%, 4.9% and 3.4% for the years ended June 30, 2007, 2008 and 2009, respectively. The effective interest rate for the borrowing was 2.8% from July 1, 2009 to October 7, 2009, when the loan was paid off.

Capital expenditures

Our capital expenditures principally have consisted of the purchases of property, plant and equipment and intangible assets. Our capital expenditures were $4.4 million and $6.0 million for the six months ended December 31, 2009 and 2008, respectively.

Our capital expenditures, which consisted of property, plant and equipment, were $1.4 million, $22.8 million and $10.1 million for the fiscal years ended June 30, 2007, 2008 and 2009, respectively. The majority of the capital expenditures during fiscal years 2008 and 2009 were related to our in-house packaging and testing facility that began volume production in May 2008. These expenditures included acquisition of packaging and testing equipment, clean room setup, information technology infrastructure and leasehold improvements. In addition to our in-house facility, we also outsource a portion of our packaging and testing requirements to third party contract manufacturers. We utilize third-party foundries for wafer fabrication and therefore do not have capital expenditures related to the fabrication process. We intend to use approximately $20 million to $30 million of the net proceeds received by us from this offering to invest in our in-house packaging and testing capacity.

Contractual obligations

The following table provides selected information regarding our contractual obligations as of June 30, 2009:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Bank borrowing	$13,856	$5,246	$8,610	$—	$—
Finance leases	1,605	482	948	50	125
Capital commitment with respect to property, plant and equipment	815	815	—	—	—
Operating lease obligations	7,490	1,316	1,148	1,016	4,010

Total contractual obligations	$23,766	$7,859	$10,706	$1,066	$4,135

As of June 30, 2009, we had recorded liabilities of $1.5 million for uncertain tax positions and $219,000 for potential interest and penalty, which are not included in the above table because we are unable to reliably estimate the amount of payments in individual years that will be made in connection with these uncertain tax positions.

Off-balance sheet arrangements

As of June 30, 2009, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

Financial risk factors

Our activities expose us to a variety of financial risks, including market risk (including currency risk and interest rate risk) and credit risk.

Currency risk

We and our principal subsidiaries use U.S. dollars as our functional currency because most of the transactions are conducted and settled in U.S. dollars. All of our revenue and a significant portion of our operating expenses are denominated in U.S. dollars. However, foreign currencies are required to fund our overseas operations, primarily in Taiwan and China. Operating expenses of overseas operations are denominated in their respective local currencies. We have investments in foreign operations, whose net assets are potentially exposed to foreign currency translation risk. The functional currency for our in-house packaging and testing facility in China is U.S. dollars and a significant majority of our capital expenditures are denominated in U.S. dollars. Our management believes that our exposure to foreign currency translation risk is not significant because the net assets denominated in foreign currencies pertaining to foreign operations, principally in Taiwan and China, are not significant to our consolidated net assets.

Interest rate risk

Our interest-bearing assets comprise mainly interest-bearing short-term bank balances. We manage our interest rate risk by placing such balances in instruments with various short-term maturities and interest rate terms. Borrowings expose us to interest rate risk. Borrowings are drawn down after due consideration of market conditions and expectation of future interest rate movements. In the past, our borrowings have been subject to floating interest rates, and future borrowings may expose us to cash-flow interest rate risk. We do not believe that a 10% change in interest rates as of June 30, 2009 would materially affect our results of operations.

Credit risk

Credit risk arises from cash and cash equivalents deposited with banks and financial institutions and credit exposure to distributors on outstanding receivables. We manage our credit risk associated with exposure to distributors and end customers on outstanding trade receivables through the application of credit approvals, credit ratings and other monitoring procedures. In some instances, we also obtain letters of credit from certain customers.

Credit sales, which are mainly on credit terms of 30 days, are only made to customers who meet our credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. Our management considers our financial assets to be of good credit quality because our key distributors have long-standing business relationships with us and we have not experienced any significant bad debt write-offs of trade receivables in the past.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 1.5%, 4.8% and 5.9% in calendar years 2006, 2007 and 2008, respectively.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. On an ongoing basis, we evaluate the estimates, judgments and assumptions including those related to revenue recognition, inventory reserve, warranty reserve, income taxes, share-based compensation, fair value of convertible preferred shares and investment in an associate.

Revenue recognition

We sell our products primarily to distributors, who in turn sell our products globally to various end customers. Our revenue is net of the effect of the estimated stock rotation returns and price adjustments that we expect to provide to certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of the products purchased by our distributors during a specified period. We estimate provision for stock rotation returns based on historical returns and individual distributor agreements. We also provide special pricing to certain distributors. We estimate the expected price adjustments at the time the revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. If actual stock rotation returns or price adjustments differ from our estimates, adjustments may be recorded in the period when such actual information is known. Provision for price adjustments is recorded as contra trade receivables and provision for stock rotation is recorded as provisions in the consolidated balance sheets.

Inventory reserves

We carry inventories at the lower of cost or market on a first-in first-out basis. We record inventory reserves to adjust inventories to net realizable value when we believe that the net realizable value is less than the cost. Inventory reserves are made based on our periodic review of inventory quantities on hand as compared with our sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. Our sales forecasts may differ from actual results due to changes in market and economic conditions and changes in technologies. Revisions of our inventory reserves subsequent to the completion of fiscal year 2008 was one of the factors giving rise to the restatement of our financial statements for that fiscal year. In the future, the difference between the actual and estimated reserves could have a material effect on our recorded inventory values and cost of goods sold.

Warranty reserve

We provide a standard one-year warranty for the products we sell. We accrue for estimated warranty costs at the time revenue is recognized. Our warranty obligation is affected by product failure rates, the cost of replacement product, freight costs for failed parts and their replacement and other quality assurance costs. We monitor our product returns for warranty claims and maintain a reserve for the related warranty cost based on our historical data and anticipated warranty claims known at the time that the estimate is made. If actual warranty costs differ significantly from our estimates, revisions to the estimated warranty reserve would be required and any such adjustments could be material.

Accounting for income taxes

We are subject to income taxes in a number of jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We establish accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

We record deferred tax assets if, based on our estimate of future taxable income in a particular jurisdiction, it is probable that we will be able to utilize our deferred tax assets. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the deferred tax assets we have established may increase or decrease, resulting in changes in income tax expense.

Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax laws and regulations in each geographical region, the availability of tax credits and carry forwards and the effectiveness of our tax planning strategies.

Share-based compensation expense

We recognize share-based compensation expense based on the estimated fair value of share options determined by the Black-Scholes option pricing model, using the graded vesting attribution method over the vesting period. Share-based compensation expense is significant to our consolidated financial statements and is calculated using our best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include the expected term of the option, risk-free interest rate for the expected term of the options, price volatility of the underlying common shares, expected dividend yield, expected forfeiture rate and the fair value of our common shares.

We established the expected term based on the options’ contractual term, post-vesting cancellation experience and the historical data of a peer group of public companies as adjusted for expected changes in future exercise patterns. The risk-free interest rate for the expected term of the options was based on the U.S. Treasury Constant Maturity yields at the time of grant for periods corresponding to our expected term of the options. As there has not been a public market for our common shares prior to this offering, we estimated expected volatility based on the historical volatility data of a peer group of public companies in our industry. The expected dividend yield is zero based on the fact that we have not historically paid dividends and have no current intention to pay dividends. We estimate forfeiture rates based on the historical average period of time that options were outstanding and forfeited.

The absence of a public market for our common shares requires our compensation committee of the board of directors, the members of which we believe have extensive business, industry, finance and venture capital experience, to estimate the fair value of our common shares for the purpose of granting options and for determining share-based compensation expense for the periods presented. In response to these requirements, our compensation committee, with input from management, estimated the fair value of our common shares at each meeting when options were granted. We have commissioned an independent third party to conduct contemporaneous valuations to assist us in the determination of the fair value of our common shares, except for the grant of options on March 1, 2010, the exercise price of which was determined after considering a preliminary valuation analysis provided to us by the representatives of our underwriters, the valuation of our common shares performed by an independent third party at December 31, 2009 and other factors.

Our contemporaneous valuations, using the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, employed a two step process to arrive at an estimate of the value of our common shares. The first step of the analysis was to estimate our total enterprise value. We primarily relied on an income approach, specifically a discounted cash flow analysis, to estimate the total enterprise value. The discounted cash flow analysis involves applying appropriate risk-adjusted discount rates to estimated cash flows, based on forecasted revenue and costs. The assumptions used in connection with these valuations were based on our expected operating performance over the discrete forecast period. A terminal value was estimated for the value of the business beyond the discrete forecasted earnings period. This value was estimated by applying a multiple to our projections in the final year of the forecast period. The multiple was selected based on the data of a peer group of public companies in our industry. The discrete period cash flows and terminal value were then discounted to the present at our estimated cost of capital, which was developed through an analysis of required returns for companies in a similar stage of development. The results of the income approach were tested for reasonableness based on an analysis of the multiples of similar public companies.

The second step was to allocate our total enterprise value to the preferred and common classes of securities based on the relative rights and preferences of each class. We relied on the option pricing method, which treats the securities as call options on the underlying assets (or enterprise value) to allocate the enterprise value. Significant estimates required in the option pricing method include the expected time to liquidity, risk-free interest rate for the expected time to liquidity, expected dividend yield, fair value of the aggregate enterprise value and expected volatility of the underlying enterprise value.

Additionally, we considered a probability-weighted expected return method to estimate the value of the common shares. This methodology considers various scenarios of future exit events, including a public offering, sale, liquidation or remaining private. An estimate of future exit periods and events are made and the exit values are allocated to each class of security based on the rights and preferences that would be exercised to maximize the value of each class, based on seniority. The allocated values are then discounted to the present and weighted based on an assessment of the probability of each scenario. Probabilities of each scenario have been assessed by management at each date, based on consideration of then-current market conditions and changes in the underlying prospects of the company.

We also reviewed a variety of factors in determining the deemed fair value of our common shares such as our own operating and financial performance, the introduction of new products, the price of our preferred share financings with third-party investors in arm’s length transactions, the lack of a public market for our common shares, industry growth and volume, the performance of similarly situated companies in our industry and stock market indices, emerging trends and issues, trends in consumer confidence and spending, overall economic indicators and the general economic outlook.

The following table summarizes our share options granted during the period from September 30, 2008 through March 1, 2010 and the fair value of our common shares as determined at the time of grant by our compensation committee:

Date of Grant	Number of Shares	Exercise Price (per share)	Fair Value (per share)
November 21, 2008	40,000	$ 9.40	$ 9.40
February 12, 2009	146,250	$ 9.40	$ 9.40
May 5, 2009	192,750	$ 7.60	$ 7.60
August 13, 2009	117,750	$ 8.40	$ 8.40
November 12, 2009	96,000	$10.50	$10.50
December 22, 2009	61,500	$10.50	$10.50
March 1, 2010	92,500	$15.00	$15.00

We considered the following most significant factors, and we weighted probability of different circumstances when determining the fair value of our common shares during the periods indicated:

February 2009 to May 2009

•

Results of Operations: For the quarter ended March 31, 2009, we experienced a decline in our financial performance due to the global economic recession. Quarterly revenue of $27.1 million for the quarter ended March 31, 2009 was our lowest quarterly revenue level since fiscal year 2005. In addition, we had a loss of $5.6 million during the same quarter. There was significant uncertainty about the overall global economic environment at that time. As a result, we decreased our financial forecast to reflect the continued decline in demand for our products due to the overall economic crisis.

•

Scenario: The compensation committee of our board of directors, after consultation with management, estimated a 65% probability that we would remain a private company due to the overall market conditions at that time.

June 2009 to August 2009

•

Results of Operations: While there was still significant uncertainty in both the overall economic environment and markets for our products, we saw some signs of increasing demand as reflected by our revenue of $58.9 million generated for the quarter ended June 30, 2009. As a result, we increased slightly our forecasted demand and financial performance to reflect the improving conditions and expectations going forward.

•	Market Multiples: The trailing twelve-month revenue multiple of our selected comparable semiconductor companies increased during this period.

•

Scenario: The compensation committee of our board of directors, after consultation with management, estimated a 65% probability that we would to remain a private company due to the overall market conditions at that time. Despite an improvement in the capital markets, there were still a relatively small number of companies executing initial public offerings and the global economic situation presented a high level of uncertainty in the longer term.

September 2009 to December 2009

•

Results of Operations: Our revenue of $74.7 million generated in the quarter ended September 30, 2009, with an operating profit of $9.1 million, exceeded our expectations and previous forecasts. We were seeing signs of recovery in the semiconductor industry from the global economic recession.

•	Market Multiples: The trailing twelve-month revenue multiple of our selected comparable semiconductor companies increased during this period.

•

Scenario: The compensation committee of our board of directors, after consultation with management, determined the probability of an initial public offering event to be 60%. In late September 2009, we initiated preliminary discussions in regard to preparations for a potential initial public offering. On November 6, 2009 we held an organizational meeting with our underwriters to officially begin the initial public offering process.

January 2010 to March 1, 2010

•

Results of Operations: Our revenue of $64.0 million generated in the quarter ended December 31, 2009, with an operating profit of $6.6 million, was in line with our expectations and previous seasonality forecast. However, we continued to see recovery in the semiconductor industry and as a result, we increased our future financial forecast.

•

Scenario: In late February 2010, representatives of our underwriters provided us with a preliminary valuation analysis of our common shares. After considering the preliminary valuation analysis provided by representatives of our underwriters, the market conditions for initial public offerings at that time, our latest valuation performed by an independent third party at December 31, 2009, and other factors, our compensation committee of the board of directors concluded that the fair value of our common shares at March 1, 2010 was $15.00 per share.

•

We determined the fair value of our common shares to be within the lower range of the preliminary valuation analysis provided by representatives of our underwriters due to our assessment of the progress in the initial public offering process and the then current market conditions for initial public offerings.

March 2, 2010 to March 10, 2010

A number of facts have occurred since the board’s determination of the fair value of our common shares on March 1, 2010. On March 9, 2010, representatives of our underwriters provided us with a preliminary price range for our proposed initial public offering. In addition, share market values have improved as demonstrated by the 3.8% increase in the NASDAQ Composite Index over this time period. We believed that during this period, the market conditions for initial public offerings had improved, the probability of completing an initial public offering of our common shares had increased and the estimated time required to complete our initial public offering had been reduced.

Based on an estimated initial public offering price of $18.00 per share, the intrinsic value of the options outstanding at December 31, 2009 was $44.1 million, of which $33.1 million related to vested options and $11.0 million related to unvested options.

Fair value of convertible preferred shares

Before the amendments were made to our bye-laws in December 2006, our series A and B preferred shares were accounted for as equity instruments. The conversion feature, which may result in the conversion to a variable number of common shares under certain circumstances not closely related to the host instrument, is not separately measured and included as part of equity. Preferred shares classified as equity are recognized at their respective net proceeds upon issuance.

The change in bye-laws in December 2006 caused a change in the terms of these preferred shares such that a redemption could have been triggered beyond our control, as the terms had been revised such that in the event of certain deemed liquidation events, majority of the preferred shareholders could have required redemption of the preferred shares based on the liquidity preference as set forth in the bye-laws. Such right held by the preferred shareholders prevented us from having an unconditional right to avoid delivering cash or other financial assets. Together with the series C preferred shares that were subject to the same terms and conditions, series A and B preferred shares were considered to be debt instruments. The conversion feature, which may have resulted in the conversion to a variable number of common shares causing a change in the relative rights of the preferred and common shareholders, was considered as an embedded derivative. All these instruments were designated as financial liabilities valued through profit or loss, or were required to be revalued at the end of each subsequent reporting period with the difference between the carrying amount and the fair value being recognized on the statement of income (loss).

Pursuant to a resolution passed by the shareholders in October 2007, the terms of our bye-laws in relation to the convertible preferred shares were amended such that the terms with respect to the adjustments to initial conversion prices were removed. As a result, the conversion prices for all preferred shares were fixed at the initial conversion price.

We use both the option pricing model and the probability-weighted expected return method to determine the deemed fair value of our series A, B and C preferred shares at each valuation date. Under the option pricing model, which commonly uses the Black-Scholes model, the determination of the preferred share value is based on a method whereby each class of shares is modeled as a call option with a unique claim on the assets of the company. The characteristics of each class of shares determine the uniqueness of each class’ claim on the assets and include liquidation preferences, participation features, convertibility features and value sharing among classes of shares. The value of the preferred share is then based on the allocation of the call options accordingly.

In addition, given the probability of an initial public offering, we use the probability-weighted expected return method to estimate the value of the preferred shares on a common share equivalent basis. The probability-expected return method is used to estimate the value of our preferred shares based upon an analysis of the value of our preferred shares under each of the following scenarios:

•

an initial public offering of our common shares or sale to an acquirer at a price per common share resulting in the holders of our preference shares choosing to convert into common shares based on the economic value of the sale to such holders;

•

a sale to an acquirer at a price per common share resulting in the holders of our preference shares potentially choosing not to convert into common shares based on the economic value of the sale to such holders, thereby receiving their liquidation preference and a portion of the remaining proceeds;

•	remaining a private company; and

•	dissolution.

At each valuation date, we reviewed and determined the probability of the occurrence of each of the four scenarios, then considered an appropriate marketability discount, reflecting the lack of marketability of our shares. The marketability discount rates were determined by a quantitative marketability discount methodology. The particular marketability discount applied to each scenario event depended primarily upon the time between the valuation date and the scenario event date as well as the type of the event.

In applying both the option pricing model and the probability-weighted expected return method, an income approach was used to estimate the aggregate enterprise value at each valuation date. The income approach involves applying an appropriate risk adjusted discount rate to projected debt free cash flows, based on forecasted revenue and costs. A market approach was then used as a secondary valuation methodology to check the estimates derived from using the income approach. Comparable companies operating in the semiconductor industry were utilized and remained largely unchanged during the valuation process.

The financial forecasts for each valuation date used in the computation of the enterprise value for the income approach were based on assumed revenue growth rates that took into account our past experience and contemporaneous future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital.

We then considered the values determined in the option pricing model and the probability-weighted expected return model to determine the fair value of each series of preferred shares on each valuation dates.

In addition to the consideration of the general factors described above, the most significant factors that our board of directors considered in determining the aggregate enterprise value of the Company were the issuance of series C preferred shares in December 2006, our revenue growth, the last twelve months trailing revenue multiples of selected comparable public companies and the anticipated timing of a potential liquidity event, most specifically an initial public offering.

Changes in these subjective assumption used could materially affect the fair value estimate of our preferred shares.

Investment in an associate

We owned a 40.3% economic interest in APM at June 30, 2009. APM is considered by management to be our associate after due consideration of the provisions under IAS 27, Consolidated and Separate Financial Statements and SIC Interpretation 12, Consolidation— Special Purpose Entities, including criteria such as the level of control or influence over the financial and operating policies of APM, the composition of APM’s board of directors and the existence of any contractual obligation for APM to provide services to, or conduct its activities on behalf of us. Based on our judgment, the investment in APM is accounted for under the equity method.

Internal control over financial reporting

Prior to completion of this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. This lack of adequate accounting resources contributed to audit adjustments to our financial statements in the past. In connection with the audit of our consolidated financial statements for the fiscal year ended June 30, 2009, our independent registered public accounting firm identified and communicated to us material weaknesses, including a material weakness related to our failure to maintain a sufficient number of personnel with an appropriate level of knowledge, experience and training in the application of IFRS necessary to satisfy our financial reporting requirements. This material weakness contributed to multiple audit adjustments and the restatement of our financial statements for the fiscal years ended June 30, 2007 and 2008, and also contributed to the following individual material weaknesses:

•

We did not maintain effective controls related to the accounting for our equity method investment in APM. Specifically, we did not perform effective reviews to ensure that earnings and losses from the equity method investment were completely and accurately recorded;

•	We did not maintain effective controls related to the accounting for our equity instruments, including share-based compensation and preferred shares; and

•

We did not maintain effective controls related to our period-end closing process, including consideration of subsequent events and the associated impact of these events on the relevant accounting periods. These subsequent events resulted in adjustments to our prepaid expenses and inventory reserve.

We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses. We have hired a senior manager with experience in public and industry accounting, including SEC reporting. We believe that this additional resource will enable us to broaden the scope and quality of our internal review of underlying information related to our period-end closing process, to further enhance our financial review procedures and to analyze and monitor financial information in a more consistent and thorough manner. We have also hired an internal control manager and an outside consulting firm to help us comply with internal control requirements. In addition:

•	We have implemented quarterly procedures to review APM’s financial reporting to us;

•

We have signed an agreement to install commercially available software to help us account for our share-based compensation. The weakness related to the accounting for our existing preferred shares will no longer be an issue when all preferred shares are converted to common shares immediately prior to the closing of this offering; and

•	We have implemented procedures to review events subsequent to each financial reporting period that may affect our accounting estimates for such period.

Each of the material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or to avoid potential future material weaknesses.

OUR BUSINESS

Our company

We are a designer, developer and global supplier of a broad range of power semiconductors. Our portfolio of power semiconductors is extensive, with over 600 power discrete and power integrated circuit, or power IC, products, and has grown rapidly with the introduction of over 100 new products each year during the past three fiscal years. We seek to differentiate ourselves by integrating our expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost. Our broad portfolio of products targets high-volume end-market applications, such as notebooks, netbooks, flat panel displays, mobile phone battery packs, set-top boxes, portable media players and power supplies. Our products are incorporated into devices branded by leading OEMs, which, for the six months ended December 31, 2009, included ASUSTeK Computers Inc., Dell Inc., Hewlett-Packard Company and Samsung Group and into devices manufactured by leading ODMs, which, for the six months ended December 31, 2009, included Compal Electronics, Inc., Foxconn, Quanta Computer Incorporated, AOC International and Wistron Corporation.

We have assembled a team of approximately 250 scientists and engineers globally, including 34 Ph.D.’s, and have developed an extensive portfolio of intellectual property. Our intellectual property portfolio and technical knowledge encompass major aspects of power semiconductors, providing us with a platform to rapidly introduce innovative products to address the increasingly complex power requirements of advanced electronics.

Our transnational business model leverages global resources, including leading research and development expertise in the United States, cost-effective semiconductor manufacturing in Asia and localized sales and technical support in several fast-growing electronics hubs globally. Our core research and development team, based in Silicon Valley, is complemented by our design center in Taiwan and process, packaging and testing engineers in China. While we utilize third-party foundries for all of our wafer fabrication, we deploy and implement our proprietary MOSFET processes at these third-party foundries to maximize the performance and quality of our products. We rely upon our in-house capacity and an associated provider for most of our packaging and testing requirements. We believe our in-house packaging and testing capabilities provide us with a competitive advantage in proprietary packaging technology, product quality, cost, flexibility and cycle time.

Our revenue was $198.2 million, $248.0 million, $185.1 million and $138.7 million for the fiscal years ended June 30, 2007, 2008, 2009 and the six months ended December 31, 2009, respectively. Our revenue in fiscal year 2009 declined primarily as a result of the global economic recession. Historically, a substantial majority of our revenue has been derived from our power discrete products, and a small but growing amount has been derived from our power IC products. Our power IC products accounted for 1.4%, 4.5%, 10.5% and 11.9% of our revenue for the fiscal years ended June 30, 2007, 2008, 2009 and for the six months ended December 31, 2009, respectively, with the remainder of our revenue derived from sales of our power discrete products. Our net loss was $31.1 million, $26.8 million and $0.5 million for the fiscal years ended June 30, 2007, 2008 and 2009, respectively, and our net profit was $19.1 million for the six months ended December 31, 2009. Our net loss for fiscal years 2007 and 2008 included significant non-cash, non-operating charges of $42.5 million and $30.9 million, respectively, related to changes in the fair value of our preferred shares to conform to mark-to-market accounting as required by IFRS.

Our industry

Semiconductors are electronic devices that perform a variety of functions, such as converting or controlling signals, processing data and delivering or managing power. With advances in semiconductor technology, the functionality and performance of semiconductors have generally increased over time, while size and cost have generally decreased. These advances have led to a proliferation of more complex semiconductors being used in a wide variety of consumer, computing, communications and industrial markets, a trend that has contributed to the growth of the semiconductor industry. According to World Semiconductor Trade Statistics, or WSTS, the global semiconductor market is expected to grow from $220.1 billion in 2009 to $269.8 billion in 2011, representing a compounded annual growth rate, or CAGR, of 10.7%.

Analog semiconductors

The semiconductor industry is typically segmented into analog and digital. Analog semiconductors handle real world phenomena such as light, sound, motion, radio waves and electrical currents and voltages. In contrast, digital semiconductors, such as microprocessors, microcontrollers, memory and other logic devices, process binary signals represented by a sequence of ones and zeros. According to WSTS, the analog semiconductor market, which is characterized by analog and discrete for these purposes, is expected to grow from $44.8 billion in 2009 to $53.8 billion in 2011, representing a CAGR of 9.6%.

As a result of these fundamental differences, the analog semiconductor industry is distinct from the digital semiconductor industry in terms of the complexity of design and the length of product cycle. Improper interactions between analog circuit elements can potentially render an electronic system inoperable. Experienced engineers and manual intervention in the design process are necessary because computer-aided design cannot fully model the behavior of analog circuitry. Therefore, experienced analog engineers with requisite knowledge are in great demand but short supply worldwide. In addition, analog semiconductors tend to have a longer life cycle, usually three to five years, because ODMs and OEMs typically design the analog portions of a system to span multiple generations of their products. Once designed into an application, the analog portion is rarely modified because even a slight change to the analog portion can cause unexpected interactions with other components, resulting in system instability.

Power semiconductors

Power semiconductors are a subset of the analog semiconductor sector with their own set of characteristics unique to power architecture and function. Power semiconductors transfer, manage and switch electricity to deliver the appropriate amount of voltage or current to a broad range of electronic systems and also protect electronic systems from damage resulting from excessive or inadvertent electrical charges.

Power semiconductors can be either discrete devices, which typically comprise only a few transistors or diodes, or ICs, which incorporate a greater number of transistors. The function of power discretes is power delivery by switching, transferring or converting electricity. Power transistors comprise the largest segment of the power discrete market. According to IC Insights, the power transistor market, is expected to grow from $8.3 billion in 2009 to $11.1 billion in 2011, representing a CAGR of 15.6%. Power ICs, sometimes referred to as power management ICs, perform power delivery and power management functions, such as controlling and regulating voltage and current and driving power discretes. According to Gartner, the standard power management IC market is expected to grow from $7.5 billion in 2009 to $9.2 billion in 2011, representing a CAGR of 10.7%.

The rapid growth of the power semiconductor market in recent years has been driven by the proliferation of consumer electronics, such as notebooks, netbooks, smartphones, flat panel displays and portable media players that require sophisticated power management to improve power efficiency and extend battery life. The evolution of these products is characterized by increased functionality, thinner or smaller form factors and decreasing prices. For example, some of the recently introduced notebook computers are as thin as 0.4 inch, while at the same time incorporating increased functionality to include multiple processors, media cards, wireless LAN, DVD, enhanced backlighting and increased memory capabilities.

Today, integrated consumer electronic devices require multiple and separate voltages to power all of these functions properly. These complex power requirements generate heat and reduce battery life. At the same time, consumers demand smaller and thinner devices, making it more challenging to develop efficient power schemes as smaller components have less surface area to conduct and dissipate heat. More processing functions also reduce battery life, which increases the need for the greater efficiency of electronic components. In addition, since the power of a system manages electrical charge, inefficient or poorly performing power components can be potentially dangerous as they may lead to an overload which could result in an explosion or fire. As a result, the task of developing small footprint power components that deliver high efficiency and effective heat dissipation becomes very complex, requiring greater technical skills and resources.

The evolution toward smaller form factors and complex power requirements has driven further integration in power semiconductors, resulting in power ICs that incorporate the functionalities of both power management and power delivery functions in a single device. Power ICs can be implemented by incorporating all necessary power functions either on one piece of silicon or multiple silicon chips encapsulated into a single device. Generally, ODMs and OEMs are indifferent as to how the internal circuitry of a device is implemented, as long as the power IC performs to specification and accommodates the desired form factor.

In addition to the shrinking size of power semiconductors, external components, such as inductors and capacitors, must also be reduced in size and quantity. To do this, the operating frequency of the power IC must increase significantly. This increase can only be effectively achieved with MOSFETs that are specifically tailored to the power management IC functions in order to optimize the performance of the device.

Power semiconductor suppliers manufacture their products typically using one of three approaches which tend to fall across a spectrum balancing low-costs with proprietary technology advantages:

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Integrated design manufacturers, or IDMs, own and operate the equipment used in the manufacturing process and design and manufacture products at their in-house facilities. As a result, IDMs exercise full control over the implementation of process technologies and have maximum flexibility in setting priorities for their production and delivery schedules. Because manufacturing equipment and facilities costs tend to be fixed in nature, these companies can potentially enjoy a lower cost structure when their factories are fully utilized. On the other hand, this approach tends to be inflexible, which may limit their ability to adopt technology innovations and adjust their cost structure efficiently in response to market shifts.

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Technology-focused fabless semiconductor companies design their own products and develop proprietary process technologies. These companies manufacture their products at third-party wafer foundries and packaging facilities by deploying and implementing their proprietary technologies on the equipment of their manufacturing partners. They seek to reduce fixed costs and allocate more resources to product design and development of process and packaging technologies. This model can facilitate more effective adoption of technology innovations and changes in cost structures in response to market shifts. However, these companies typically do not have full control over their production and delivery schedules of their products, and their manufacturing partners may change their pricing structure at any time.

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Completely-outsourced fabless semiconductor companies rely entirely on off-the-shelf technologies and processes provided by their manufacturing partners. Their only differentiating factor is their product design. These companies seek to reduce or eliminate fixed costs by outsourcing both product manufacturing and development of process technologies to third parties, and by focusing on product design only. They may enjoy time-to-market advantages for new product introductions. However, they generally have minimal control over the manufacturing process and their production and delivery schedules, and their manufacturing partners may change their pricing structures at any time.

Our competitive strengths

Our competitive strengths enable us to offer high performance and cost-effective power semiconductor solutions to our customers. These strengths include:

Expertise in integrating device physics, process technology, design and advanced packaging to optimize performance and cost

There are significant technical challenges to designing and developing power semiconductors. The four key elements required to develop high performance power semiconductors—device physics, process technology, design and advanced packaging—are all critical to our products’ success. Our deep understanding of device physics and architecture allows us to develop efficient and high performance process technology. While we rely on third-party foundries for all of our wafer fabrication, we deploy and implement our proprietary processes at the third-party foundries that fabricate our wafers, which allows us to design cost-effective and high-performance products. The active collaboration between our design engineers and process engineers allows us to design products with manufacturability in mind, which drives product and technology innovation and helps us optimize product performance and cost. In addition, the trend toward smaller devices with high power density is driving the need for advanced packaging technology. We have developed advanced proprietary packaging technology that we implement at both our in-house facility and with our associated packaging provider. We believe that our advanced packaging technology allows us to deliver devices in continuously shrinking form factors with efficient heat dissipation. We also have advanced co-package technology in which multiple semiconductors are incorporated into a single device, allowing design flexibility for devices that incorporate power discretes and power ICs.

Strategic transnational business model

Asia has emerged as the largest and fastest growing semiconductor market as the global manufacturing of electronics has largely shifted from North American and European OEMs to a combination of Asia-based OEMs, ODMs and electronics manufacturing service providers. Currently, over two-thirds of our employees are located in either China or Taiwan, which allows us to manage efficiently our third-party foundry partners and to provide effective technical support for our Asia-based customers. We have built teams and supply networks in key strategic areas to leverage regional strengths in product design, process engineering, manufacturing and distribution.

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Research and development center in Silicon Valley complemented by our design center in Taiwan.    Our core research and development team is primarily based in Silicon Valley, where we can draw upon the relatively large pool of engineers and scientists with analog expertise. To augment our design capability, we have also established a design center in Taiwan focused on power IC design to take advantage of Taiwan’s increasing pool of analog design experts. This model is intended to ensure that we have leading edge capabilities for power system architecture and design while maintaining cost control through lower salaries and personnel costs.

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Process and packaging development in China.    We have a team of process and manufacturing engineers in Shanghai who work closely with our core research and development team in Silicon Valley and in proximity with our major third-party wafer foundries to deploy our proprietary wafer manufacturing processes at these foundries. In addition, we also have a sizable packaging and testing engineering team deployed at our internal packaging and testing facility in Shanghai. The proximity of our process and packaging teams is intended to facilitate collaboration and increases the efficiency of our technology development.

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China-based manufacturing supply chain.    We outsource our entire wafer fabrication and a portion of our packaging and testing to third parties primarily in Shanghai to take advantage of manufacturing infrastructure and cost efficiencies in China. Our China-based manufacturing and quality team interfaces with our suppliers and contract manufacturers and facilitates smooth logistics within our supply chain, thereby enhancing the manufacturing quality of our products.

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Local marketing, sales and technical support teams.    We maintain marketing, sales and technical support teams in close proximity to our end customers in Asia, North America and Europe and supplement this targeted local presence with regular visits by our global management team. This allows us to respond to end customers and market needs quickly and positions us to take advantage of new opportunities with existing and potential customers.

Differentiated, multi-chip approach for power ICs

In addition to the traditional monolithic, or single chip, design, we employ a multi-chip approach for our power ICs, where we co-package our MOSFETs with power management circuitries into a single encapsulated device. This multi-chip technique allow us to leverage our proprietary MOSFET and advanced packaging technologies to expand our power IC product lines and offer integrated solutions to our customers. This approach allows us to introduce new products by interchanging only the MOSFETs without changing the power management circuitries, thereby offering design flexibility and reducing the time required for new product introduction. We believe this approach, especially in higher power applications, offers products with better power efficiency compared to our competitors.

Rapid product introduction driving growth

Our integrated expertise has provided us with a platform to rapidly introduce new, innovative products that address the changing power requirements of advanced electronics. We have introduced over 100 new products per year over the past three fiscal years. As OEMs become more focused on reducing their number of vendors, our extensive product portfolio allows customers to fulfill many of their power semiconductor needs with a single vendor. We believe that our pace of new product introductions has helped us enhance our relationships with leading ODM and OEM customers and has enabled us to expand addressable markets.

While we initially targeted the low voltage MOSFET market to drive volume, we have grown our product portfolio to include high voltage MOSFETs and both general purpose and application specific power ICs.

Broadly diversified customer base and end markets

We believe that the diversity of our customers, end markets and applications provide us with multiple growth opportunities. Our portfolio of over 600 products is incorporated into a wide range of products in high volume end markets, including notebooks, netbooks, flat panel displays, set-top boxes, mobile phone battery packs, portable media players and power supplies. Further diversification is driven by our broad product portfolio, multiple sales channels, extensive OEM and ODM customers and diverse geographies. In addition, we produced billions of units during the last twelve months, which allows us to maintain a scale that we believe enables strong relationships with leading suppliers and customers in various geographies and industries.

Experienced management and technical team

Our nine-member management team collectively has more than 180 years of semiconductor managerial and technical experience. Our technical team consists of approximately 250 scientists and engineers, including 34 Ph.D.’s. Our management team has led us through a period of rapid revenue growth, new product introductions, new markets, technology portfolio expansion and most recently through the global economic recession. We believe that the breadth and depth of expertise and experience in our management team positions us not only to manage through the cyclicality of our industry, but also to take advantage of the growth opportunities in power semiconductors.

Our strategy

Our objective is to extend our position as a leading designer, developer and global supplier of a broad range of analog semiconductors, specializing in power semiconductors. To accomplish this, we intend to:

Leverage our power semiconductor expertise to drive new technology platforms

We believe that the ever-increasing demand for power efficiency in power semiconductors requires expertise in and a deep understanding of the interrelationship among device physics, process technologies, design and innovative packaging. We also believe that engineers with experience and understanding of these multiple disciplines are in great demand but short supply. Within this context, we believe that we are well positioned to be a leader in providing total power management solutions due to our extensive pool of experienced scientists and engineers, including 34 Ph.D.’s, and our strong IP portfolio of over 200 patents and patents applications covering MOSFET and power IC design, process technology and advanced packaging. Accordingly, we intend to leverage our integrated expertise to increase the number of power discrete technology platforms and power IC designs to expand our product offerings and deliver complete power solutions for our targeted applications.

Apply our technology platforms to introduce new products and expand our addressable market

We plan to further expand the breadth of our product portfolio to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems. Our product portfolio currently consists of over 600 products and we have introduced over 100 new products each year for the past three fiscal years. We intend to leverage the depth and breadth of our power expertise to further increase our product lines, including higher performance power ICs and high voltage MOSFETs, in order to expand our addressable market and margin profile. We also believe that our expanding product offerings will allow us to penetrate new end-market applications and will provide us with an important competitive advantage, as OEMs and ODMs generally prefer to limit their supplier base to a smaller set of vendors capable of providing a comprehensive menu of products across multiple electronic platforms.

Increase direct relationships and product penetration with OEM and ODM customers

We have developed direct relationships with key OEMs who are responsible for branding, designing and marketing a broad array of electronic products, as well as ODMs who have traditionally been responsible for manufacturing these products. While OEMs typically focus their design efforts on their flagship products, as the industry has evolved, ODMs are increasingly responsible for designing portions, or entire systems, of the products they manufacture for the OEMs. In addition, several ODMs are beginning to design, manufacture and brand their own proprietary products which they sell directly to consumers. We intend to strengthen our existing relationships and form new ones with both OEMs and ODMs by aligning our product development efforts with their product requirements, increasing the number of our products used within their system, and leveraging our relationships to penetrate their other products.

Leverage transnational business model for cost-effective growth

We intend to continue our transnational business model to leverage global resources and regional strengths. We intend to continue to deploy marketing, sales and technical support teams in close physical and cultural proximity to our end customers. We plan to further expand our technical marketing and application support teams along with our sales team to better understand and address the needs of our end customers and their end-market applications. This will assist us in identifying and defining new technology trends and products and to help us gain additional design wins.

Our products

To serve the large and diverse analog market for power semiconductors, we have created a broad product portfolio consisting of two major categories: power discretes and power ICs. We currently derive a substantial majority of our revenue from power discretes, which consist primarily of proprietary and standard power MOSFETs. The primary function of power MOSFETs is to deliver power, such as switching, transferring or converting electricity. We also offer power ICs which, in addition to delivering power, control and regulate the sequence and rate of power management variables, such as the flow of current and level of voltage.

The following table lists our product families and the principal end uses of our products:

Product Family	Description	Product Categories within Product Type	Typical Application
Power discretes	• Low on-resistance switch used for routing current and switching voltages in power control circuits	• DC-DC conversion • DC-AC conversion • AC-DC conversion • Load switching • Motor control • Battery protection	Notebooks, netbooks, servers, flat panel displays, TVs, graphics cards, game boxes, chargers, battery packs, AC adapters, power supplies, E-bikes

Power ICs	• Integrated devices used for power management and power delivery	• DC-DC Buck conversion • DC-DC Boost conversion • Smart load switching	Flat panel displays, TVs, notebooks, netbooks, servers, DVD/Blu-Ray players, set-top boxes, networking equipment

	• Analog power devices used for circuit protection and signal switching	• Transient voltage protection • Analog switch • Electromagnetic interference filter	Notebooks, netbooks, flat panel displays, TVs, cell phones, portable electronic devices

Power discrete products

Power discretes are used across a wide voltage and current spectrum, requiring them to operate efficiently and reliably under harsh conditions. Due to this wide applicability across diverse end-market applications, we market general purpose MOSFETs that are used in multiple applications as well as MOSFETs targeted for specific applications.

Our current power discrete product line includes industry standard trench MOSFETs, electrostatic discharge, protected MOSFETs and SRFETs. Compared to standard MOSFETs, SRFETs generally provide less power loss and reduced switching noise in DC-DC applications, allowing for greater efficiency, less heat, longer battery life and reduced electromagnetic interference. Our MOSFET product line is built on top of successive generations of MOSFET process technology platforms. Typically, each successive generation of MOSFET products is characterized by the following features:

•	improved on-resistance per area of die, allowing for better power efficiency;

•	lower device capacitances reducing power losses during switching operating conditions;

•	smaller footprints suitable for compact and mobile applications; and

•	smaller die sizes, which increase the number of available die per wafer and thereby reduce the overall cost.

In addition, our recent MOSFET product introductions are designed to be fully compatible with copper wire packaging technology, eliminating the necessity of gold wire for packaging and thereby further reducing production costs.

Power IC products

In addition to the traditional monolithic, or single chip, design, we employ a multi-chip approach for our power ICs. This multi-chip technique leverages our proprietary MOSFET and advanced packaging technologies to offer integrated solutions to our customers. This allows us to update a product by interchanging only the MOSFETs without changing the power management IC, thereby reducing the time required for new product introduction. We believe that our power IC products improve our competitive position by enabling us to provide higher power density solutions to our end customers than our competitors. This competitive advantage creates an opportunity to increase our bill-of-material content in an end-market application.

The incorporation of both power delivery and power management functions tends to make power ICs more application specific because these two functions have to be properly matched to a particular end product. We have local technical marketing and applications engineers who closely collaborate with our end customers to help ensure that power IC specifications are properly defined at the beginning of the design stage.

Distributors and customers

We have developed direct relationships with key OEMs, most of which we serve through our distributors and ODMs, and they included, for the six months ended December 31, 2009, Dell Inc., Hewlett-Packard Company and Samsung Group. In addition, based on our historical design win activities and records from ODMs, we believe that our power semiconductors are also incorporated into products sold to OEMs, including ASUSTeK Computers Inc. Through our distributors, we provide products to ODMs who traditionally are contract manufacturers for OEMs. As the industry has evolved, ODMs are increasingly responsible for designing portions, or entire systems, of the products they manufacture for the OEMs. In addition, several ODMs are beginning to design, manufacture and brand their own proprietary products, which they sell directly to consumers. Our ODM customers included Compal Electronics, Inc., Foxconn, Quanta Computer Incorporated, AOC International and Wistron Corporation for the six months ended December 31, 2009.

In order to take advantage of the expertise of end-customer fulfillment logistics and shorter payment cycles, we sell most of our products to distributors. Under the agreements with our distributors, they have limited rights to return unsold merchandise, subject to time and volume limitations. The two largest distributors of our products are Frontek and Promate. Sales to these distributors collectively accounted for approximately 68%, 77%, 76% and 76% of our revenue for the fiscal years ended June 30, 2007, 2008, 2009 and for the six months ended December 31, 2009, respectively.

Sales and marketing

Our marketing department is responsible for identifying high growth markets and applications where we believe our technology can be effectively deployed. We believe that the technical background of most members of our marketing team, including technical marketing engineers, helps us better define new products and identify potential end customers and geographic and product market opportunities. For example, we have deployed field application engineers, or FAEs, who provide real-time and on-the-ground responses to our end customer needs, work with our end customers to understand their requirements, resolve technical problems, strive to anticipate future customer needs and facilitate the design-in of our products into the end products of our customers. We believe this strategy increases our share of revenue opportunities within the applications we currently serve, as well as in new end-market applications.

Our sales and marketing team consisted of 104 employees as of December 31, 2009, including sales persons, customer service representatives and customer quality engineers who are responsible for key accounts. We strategically position our team near our end customers through our offices in Taipei, Hong Kong, Shenzhen, Shanghai, Singapore, Tokyo, Seoul, Sunnyvale, California and Austin, Texas, complemented by our field applications centers in Sunnyvale and Shanghai. In addition, our distributors assist us in our sales and marketing efforts by identifying potential customers, sourcing additional demand and promoting our products.

A typical sales cycle takes six to nine months and is comprised of the following steps:

•	identification of a customer design opportunity;

•	qualification of the design opportunity by our FAEs through comparison of the power requirements against our product portfolio;

•	provision of a part sample to the end customer to be included in their pre-production model with the goal of it being included in the final bill of materials; and

•	placement by a customer of a full production order as the end customer increases to full volume production.

As we provide power semiconductors used in consumer electronics products, our business is subject to seasonality. In the past, we have experienced sales peaks two to three months ahead of major holidays such as Christmas and the Lunar New Year. However, this seasonal factor has been in the past, and may in the future be, partially offset by revenue generated from new products or channel inventory adjustments based on distributor ordering patterns.

Research and development

Because we view technology as a competitive advantage, we invest heavily in research and development to address the technology intensive needs of our end customers. Our research and development expenses were $15.5 million, $22.7 million and $19.2 million for the fiscal years ended June 30, 2007, 2008 and 2009, respectively. Our research and development expenditures primarily consist of staff compensation, prototypes, engineering materials, simulation and design tools and test and analyzer equipment.

As of December 31, 2009, we had 56 research and development employees in our Silicon Valley facility, seven employees in our Taiwan design center and 11 employees in Shanghai and Hong Kong, including 34 Ph.D.’s. We believe that this research and development talent enables us to develop leading edge technology platforms and new products. Our areas of research and development focus include:

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Packaging technologies.    Consumer demand for smaller and more compact electronic devices with higher power density is driving the need for advanced packaging technology. Our group of dedicated packaging engineers focuses on smaller form factor, higher power output with efficient heat dissipation and cost-effectiveness. We have invested significant resources to develop and enhance our proprietary packaging technologies, including the recent establishment of our in-house packaging and testing facility. We focus on packaging and bonding materials as well as bonding and manufacturing techniques. For example, our copper wire packaging technology eliminates the need for gold wire bonding, which reduces the cost of production and improves operating efficiency. We have developed co-packaging technology in which multiple chips are incorporated into a single device allowing design flexibility. We believe that our efforts to develop innovative packaging technologies will continue to provide new and cost-effective solutions with higher power density to our customers;

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Process technology and device physics.    We focus on specialized process technology in the manufacturing of our products, including vertical and lateral DMOS, Shielded Gate Trench, Schottky Diode and BCDMOS processes. Our process engineers work closely with our design team to deploy and implement our proprietary manufacturing processes at the third-party foundries that fabricate our wafers. To improve our process technology, we continue to develop and enhance our expertise in device physics in order to better understand the physical characteristics of materials and the interactions among these materials during the manufacturing process; and

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New products.    We also invest significantly in new product introductions in addition to our technology platform development. Because power management affects all electronic systems, we believe that developing a wide portfolio of products enables us to target new applications in addition to expanding our share of power management needs served within existing applications.

As a technology company, we plan to continue our significant investment in research and development. In the future, we plan to release new technology platforms and new products that allow for better product performance, more efficient packages and higher levels of integration.

Operations

The manufacture of our products is divided into two major steps: wafer fabrication and packaging and testing. In order to allocate more resources to research and development and to avoid capital intensive investments in manufacturing, we outsource the fabrication of all of our semiconductor wafers. Our in-house packaging and testing facility handles a portion of our packaging needs. We also outsource a portion of our packaging and testing requirements to an associate, APM, and to other contract manufacturers.

Wafer fabrication

While we utilize third-party contractors for foundry services, our products are manufactured using our proprietary process technology deployed and implemented by us at these foundries. In contrast to some fabless semiconductor companies which utilize standard or “off-the-shelf” process technologies provided by their foundry partners, we have developed our own proprietary process technology and collaborate with our third-party foundries to implement these technologies on their equipment for use solely in the manufacturing of our products. This collaborative arrangement with third-party foundries allows us to maintain the quality of our products and control over our proprietary technology.

Our main foundry, HHNEC, is located in Shanghai. HHNEC has been manufacturing wafers for us since 2002. HHNEC manufactured 88.7%, 72.4%, 61.8% and 75.5% of the wafers used in our products for the fiscal years 2007, 2008, 2009 and the six months ended December 31, 2009, respectively. We believe that our volume of production allows us to secure favorable pricing and priority in allocation of capacity as compared to fabless semiconductor designers with smaller volumes of production. The foundries we use typically require four weeks or more to manufacture our wafers and have set levels of capacity and inventories of raw materials. We believe that we generally have excellent working relationships with the foundries.

Packaging and testing

Completed wafers from the foundries are sent to our in-house packaging and testing facility or to our subcontractors, where the wafers are cut into individual die, soldered to lead frames,

wired to terminals and then encapsulated in protective packaging. After packaging, all devices are tested in accordance with our specifications and substandard or defective devices are rejected. We have established quality assurance procedures that are intended to control quality throughout the manufacturing process, including qualifying new parts for production at each packaging facility, conducting root cause analyses, testing for lots with process defects and implementing containment and preventive actions. The final tested products are then shipped to our distributors or customers.

Nissi is our in-house packaging and testing facility in Shanghai. Our facility is 191,000 square feet in size, currently has the capacity to package and test over 100 million parts per month and has available floor space for further expansion. We intend to use approximately $20 million to $30 million of the net proceeds received by us from this offering to expand Nissi’s capacity. We believe our ability to package and test our products internally represents a strategic advantage as it protects our proprietary packaging technology, increases the rate of new package introductions, reduces operating expenses and ultimately improves our profit margins.

We also employ subcontractors that specialize in the packaging and testing processes. Our major subcontractor suppliers are located in the Shanghai area. Our two largest subcontractors are APM and Millennium Microtech (Shanghai) Co., Ltd. For the six months ended December 31, 2009, approximately 66% of our total packaging volume was handled by APM, in which we held a 40.3% equity stake. We have a technology license agreement with APM, under which we granted APM a non-exclusive license to use certain of our proprietary packaging technology. Pursuant to the agreement, APM agreed to provide us with priority in the utilization of its packaging capacity and charge us the lowest price it charges to other customers. Under this agreement, APM may use, on their equipment, certain proprietary technology granted by us under the license agreement for its customers in general. APM may only use certain other new proprietary technology granted under the license agreement to provide packaging services solely to us for a period of two years, which may be extended for an additional year if we meet certain requirements relating to our utilization rate of APM’s capacity. Following expiration of this exclusivity period, APM may use this technology for other customers if certain conditions are met, including charging us a price 10% lower than the lowest price it offers to other customers.

Quality assurance

Our quality assurance policy aims to consistently provide our end customers with products that are reliable, durable and free of defects in order to meet or exceed the expectations of excellence and high performance from our end customers. We strive to do so through continuous improvement in our product design and close collaboration with our manufacturing partners to maintain the quality of our products. We received an ISO9001:2000 certification in February 2004 in recognition of our quality assurance standards. ISO9001:2000 is a set of criteria and procedures established by International Organization of Standardization for developing a fundamental quality management system and focusing on continuous improvement, defect prevention and the reduction of variation and waste. In July 2005, we began to offer lead-free products in order to comply with Restrictions on the use of Hazardous Substances, or RoHS.

We maintain a supplier management and process engineering team in Shanghai that works with our third-party foundries and packaging and testing subcontractors to monitor the quality of our products, which is designed to ensure that manufacturing of our products is in strict compliance with our process control, monitoring procedures and product requirements. We also conduct monthly reviews and annual audits to ensure supplier performance. For example, we examine the results of statistical process control systems, implement preventive maintenance, verify the status of quality improvement projects and review delivery time metrics. In addition, we rate and rank each of our suppliers every quarter based on factors such as their quality and performance.

Competition

The power semiconductor industry is characterized by fragmentation with many competitors. We compete with different power semiconductor suppliers, depending on the type of product lines and geographical area. Our key competitors in power discretes and power ICs are primarily headquartered in the United States, Japan, Europe and Taiwan. Our major competitors in power discretes include Advanced Power Electronics Corp., Fairchild Semiconductor International, Inc., Infineon Technologies AG, International Rectifier Corporation, Niko Semiconductor Co., Ltd., ON Semiconductors Corp., Renesas Technology Corp., STMicroelectronics N.V., Toshiba Corporation and Vishay Intertechnology, Inc. Our major competitors for our power ICs include Anpec Electronics Corporation, Global Mixed-mode Technology Inc., Monolithic Power Systems, Inc., National Semiconductor Corporation, Richtek Technology Corp., Semtech Corporation, Texas Instruments Incorporated and Volterra Semiconductor Corporation.

Our ability to compete depends on a number of factors, including:

•	our success in identifying new and emerging markets, applications and technologies, and developing power management solutions for these markets;

•	the performance and cost-effectiveness of our products relative to that of our competitors;

•	our ability to manufacture, package and deliver products in large volume on a timely basis at a competitive price;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our ability to recruit and retain analog semiconductor designers and application engineers; and

•	our ability to protect our intellectual property.

Some of our competitors have longer operating histories, more brand recognition, and significantly greater financial, technical, research and development, sales and marketing and other resources. In addition, many of our larger competitors have captive manufacturing production facilities. However, we believe that we can compete effectively through our integrated and innovative technology platform and design capabilities, expanding portfolio of products, diversified and broad customer base, transnational business model and excellent on-the-ground support and quick time to market for our products.

Intellectual property rights

Intellectual property is an important component of our business strategy, and we intend to continue to invest in the growth, maintenance and protection of our intellectual property portfolio. We own significant intellectual property in many aspects of our technology, including device physics and structure, wafer processes, circuit designs, packaging, modules and subassemblies. We have also entered into intellectual property licensing agreements with other companies, including Fairchild Semiconductor International, Inc., Giant Semiconductor Corporation and Matsushita Electronic Industrial Co. Ltd.

As of December 31, 2009, we had 89 patents issued in the United States, of which 39 were acquired, two were licensed and 42 were based on our research and development efforts, and these patents are set to expire between 2015 and 2028. As of December 31, 2009, we had 153 patent applications pending in the United States Patent and Trademark Office. We have also filed patent applications in foreign jurisdictions as appropriate.

In addition to patent protection, we also rely on a combination of trademark, copyright (including mask work protection), trade secret laws, contractual provisions and similar laws in other jurisdictions. We also enter into confidentiality and invention assignment agreements with our employees, consultants, suppliers, distributors and customers and seek to control access to, and distribution of, our proprietary information.

Environmental matters

The semiconductor production process, including the packaging process, generates gaseous chemical wastes, liquid wastes, waste water and other industrial wastes. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our packaging and testing facility at Nissi. Waste generated at Nissi, including acid waste, alkaline waste, flammable waste, toxic waste, oxide waste and self-igniting waste, is collected and sorted for proper disposal. Our operations at Nissi are subject to regulation and periodic monitoring by China’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. We believe that we have been in material compliance with applicable environmental regulations and standards.

We have received all the applicable environmental assessment reports and approvals with respect to the construction of our manufacturing facilities at Nissi. Nissi also obtained QC080000 certification, which is an IECQ Certificate of Conformity Hazardous Substance Process Management for European Directive 2002/95/EC requirements on December 19, 2008 and a Certificate of Green Partner for Sony Green Partner Program on August 1, 2009. In addition, Nissi has implemented an ISO14001 environmental management system since June 12, 2009. We believe that we have adopted pollution control measures for the effective maintenance of environmental protection standards consistent with the requirements applicable to the semiconductor industry in China.

Legal proceedings

We are currently not a party to any material legal proceedings. We have in the past, and may from time to time in the future, become involved in legal proceedings arising from the normal course of business activities. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. Irrespective of the validity of such claims, we could incur significant costs in the defense thereof or could suffer adverse effects on our operations.

Employees

As of December 31, 2009, we had 855 full-time employees, of which 108 were located in the United States, 677 were located in China, and 70 were located in other parts of Asia. Of our employees, 604 were in operations and manufacturing, 74 were in research and development, 104 were in sales and marketing and 73 were in general and administrative.

Our employees are not covered by any collective bargaining arrangement. We consider our relations with our employees to be good.

Property

Our primary facility, which houses our research and design function, as well as elements of marketing and administration, is located in Sunnyvale, California. We conduct our manufacturing, research and development, sales and marketing and administration in Asia and North America. We lease all properties used in our business. The following table sets forth the location, size and primary use of our properties:

Location	Size (Building) (in square feet)	Primary Use
495 Mercury Drive, Sunnyvale, California, USA 94085	20,000	Research and development, marketing and sales, administration

482-486 Mercury Drive, Sunnyvale, California, USA 94085	15,000	Research and development, marketing and sales, administration

475 Oakmead Parkway Sunnyvale, California, USA 94085*	57,000	Research and development, marketing and sales, administration

Suite 216, 1104 South Mays Street, Round Rock, Texas, USA 78664	180	Marketing and sales

Unit 205 Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong	395	Sales and distribution

Room 801, Building 8, Zhongjian Business Building, No. 78, Shuikengwei Street, Macau	290	Manufacturing support

Building 8/9, No. 91, 109 Long, Rongkang Road, Songjiang District, Shanghai, China 201614	191,000	Packaging and testing, manufacturing support

Room 1002-1005, Building 1 Jiali BuYeCheng No. 218 Tianmu W. Road Zhabei District, Shanghai, China 200070	6,000	Marketing and field application engineering support

Room 2401, Shenzhen Special Zone Press Tower, 6008 Shennan Road, Shenzhen, China 201203	5,000	Marketing and field application engineering support

2603 Fengshang Apartments, No. 75 Shishan Road, New District Suzhou, China 215000	1,000	Marketing and field application engineering support

Floor 7, No. 37 Lane 365, Yangguang Street, Neihu District, Taipei, Taiwan 114	10,000	Marketing and field application engineering support, research and development

Floor 2, No. 39 Lane 365, Yangguan Street, Neihu District, Taipei, Taiwan 114	6,000	Marketing and field application engineering support, research and development

11th Floor, Novel-tech Building 201-6, Nonhyun-Dong, Gangnam-Gu, Seoul, Korea 135-010	2,000	Marketing and field application engineering support

1226, Kameido 9-10-1, Koto-Ku, Tokyo, Japan 136-0071	215	Marketing and field application engineering support

*	In December 2009, we signed a lease for this property and we intend to relocate our offices in Sunnyvale, California to this property during the second half of fiscal year 2010.

Corporate structure

We were incorporated in Bermuda as a limited liability exempted company on September 27, 2000. Our holding company, Alpha and Omega Semiconductor Limited, has one direct subsidiary, Alpha and Omega Semiconductor (Cayman) Ltd., or AOS (Cayman), through which we own directly or indirectly all of our other subsidiaries. We employ a transnational business model and conduct our operations through our subsidiaries, including the following principal subsidiaries:

•

Alpha and Omega Semiconductor Incorporated, or AOS (USA), located in Sunnyvale, California, U.S.A., which hosts our research and development team in the U.S. and conducts U.S. sales activities and administrative operations;

•	Alpha and Omega Semiconductor (Shanghai) Co., Ltd., or AOS (Shanghai), located in Shanghai, China, which provides manufacturing and related logistical support;

•	Alpha and Omega Semiconductor (Taiwan) Limited, or AOS (Taiwan), located in Neihu, Taipei, Taiwan, which hosts a satellite design center and marketing support; and

•	Nissi High-tech Services (Shanghai) Co. Ltd., or Nissi, located in Shanghai, China, which is our in-house packaging and testing facility.

The following describes our corporate structure. Our direct subsidiary, AOS (Cayman), has three direct subsidiaries: AOS (USA), Alpha & Omega Semiconductor (Hong Kong) Limited, or AOS (Hong Kong) and Alpha & Omega Semiconductor (Macau), Ltd., or AOS (Macau). AOS (Hong Kong) has five direct subsidiaries: AOS (Shanghai), Alpha and Omega Semiconductor (Shenzhen) Co., Ltd., or AOS (Shenzhen), AOS (Taiwan), Alpha & Omega Semiconductor (Singapore) PTE. LTD., and Nissi.

The following chart sets forth our corporate structure, including our ownership interest in our subsidiaries and country of incorporation of each entity:

REGULATION

The following summarizes the most significant laws and regulations of the PRC that affect our business and operations.

Environmental regulations

Our PRC subsidiaries are subject to a variety of Chinese environmental regulations promulgated by the central and local governments concerning examination and acceptance of environmental protection measures in various industry construction projects, the use, discharge and disposal of toxic and hazardous materials, the discharge and disposal of waste water, solid waste, and waste gases, control of industrial noise and fire prevention. See “Risk Factor—Our operations may be delayed or interrupted and our business may be adversely affected as a result of our effort to comply with environmental regulations applicable to our internal packaging facility.” The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution. These laws and regulations set out detailed procedures that must be implemented throughout a project’s construction and operation phases.

Our subsidiary, Nissi, operates our packaging and testing facility. We believe Nissi has obtained all material environmental approvals for establishing its facilities. Within one month after the completion of its facility, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above waste and noise are found by the authorities to have been managed within regulatory levels, a discharge permit for waste and noise will be issued for a specified period of time. The relevant environmental protection authority will monitor and audit the level of environmental protection compliance of the semiconductor manufacturer during a businesses regular operation from time to time. Nissi has been approved by the local environmental authority to discharge waste as registered and we believe Nissi is in compliance with all material environmental protection regulations.

The principal pollutants produced during semiconductor packaging are waste water, gases and solid waste from various processes including solder plating and die saw. Nissi engaged experts and certified environmental protection design companies to design its facilities. We believe Nissi is in material compliance with all environmental protection standards and requirements applicable to the semiconductor industry in the PRC, which include: (1) installation of water and gas treatment systems, (2) employment of certified technicians 24 hours a day to operate, monitor and repair environmental systems, (3) establishing chemical management procedures and protection facilities and (4) commission of an authorized and qualified company to treat the hazardous waste chemicals. In addition, Nissi has implemented an ISO14001 environmental management system since June 2009.

Our products sold in Europe are subject to RoHS in Electrical and Electronic Equipment, which requires that the products do not contain more than agreed levels of lead, cadmium, mercury, hexavalent chromium, polybrominated biphenyl and polybrominated diphenyl ether flame retardants. We avoid using these restricted materials to the extent possible when we design our products. Nissi obtained an IECQ Certificate of Conformity Hazardous Substance Process Management for European Directive 2002/95/EC Requirements on December 19, 2008 and a

Certificate of Green Partner for Sony Green Partner Program on August 1, 2009. In addition, we require our subcontractors, including foundries and assembly houses, to meet ISO14001 standards.

Health and safety regulations

We provide benefits to our employees, including medical insurance, workers’ compensation insurance life insurance, accidental death and dismemberment insurance, long-term disability insurance and 401K plans. We believe we have paid all necessary social insurance, including work injury insurance required under the applicable laws and regulations in the jurisdictions in which we operate, for the benefit of our employees. We believe we have complied with all laws and regulations with respect to health and safety. We have notified our employees of the availability of workers’ compensation insurance and made handbooks and human resources personnel available to answer any questions about the workers compensation program. We place and update postings in the workplace explaining workers’ compensation insurance coverage and discussing workplace safety and health and work related injuries. We keep an Occupational and Safety Hazard Administration 300 Log to report workplace injuries or accidents in accordance with U.S. law, but we have not had any reportable injuries. We have a written illness and injury prevention program and maintain records of employee training on the particular hazards our employees may encounter in their work environment. We currently have no requirements from end customers on social, health and safety issues.

In addition, since we started packaging and testing at Nissi, we have implemented a series of health and safety measures, including holding periodical safety training programs for all employees, establishing a risk management department to monitor safety emergencies, setting up a controlling system to monitor safety accidents and providing necessary personal protective equipment and healthcare service for employees.

Regulations on foreign currency exchange

Under the Foreign Exchange Administration Regulations promulgated in 1996 and revised in 1997, and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of RMB into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from the SAFE or its local office. Payments for transactions that take place within China must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

On August 1, 2008, the State Council further amended the PRC Foreign Exchange Administration Regulations, or the New Foreign Exchange Administration Regulations, which became effective on August 5, 2008. According to the New Foreign Exchange Administration Regulations, foreign exchange earnings of domestic institutions and individuals may be repatriated into the PRC as well as deposited overseas. The conditions and time limitations for repatriation into the PRC or deposit overseas shall be specified by the State Council foreign exchange management departments in accordance with the international balance payments situations and the needs of foreign exchange management. Furthermore, foreign exchange earnings under current account items may be retained or sold to financial institutions that conduct the business of settlement, sale and payment of foreign exchange.

Enterprises in China, including foreign-invested enterprises, that require foreign exchange for transactions relating to current account items may, without the approval of the SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks, upon presentation of valid receipts and proof. Foreign-invested enterprises that need foreign currencies for the distribution of profits to their shareholders, and Chinese enterprises that, in accordance with regulations, are required to pay dividends to shareholders in foreign currencies, may effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks. Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to restrictions and prior approval from, or registration with, the SAFE or its authorized branch as required by law.

Regulations on foreign loans to PRC subsidiaries

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by the SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, these foreign-invested enterprises must register with the local branches of the SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise are limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions of the foreign-invested enterprise subscribed to by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each foreign-invested enterprise under review to ensure it complies with the Foreign Investment Industrial Guidance Catalogue, which classifies industries in China into three categories: “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.”

All of our PRC subsidiaries, including AOS (Shanghai), AOS (Shenzhen) and Nissi, are foreign-invested enterprises subject to the regulations discussed above. We believe that we have complied with relevant PRC foreign exchange regulations with respect to intercompany loans by registering each loan with local foreign exchange authorities, and keeping the size of outstanding foreign loans within the limit set forth in applicable PRC regulations.

Regulation on employee share options

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. The

Implementation Rules of the Administrative Measures for Individual Foreign Exchange, issued on January 5, 2007 by the SAFE, specify approval requirements for PRC citizens who are granted shares or share options by an overseas listed company according to its employee share ownership plan or share option plan. On March 28, 2007, the SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Rule. According to the Share Option Rule, if a PRC citizen participates in any employee share ownership plan or share option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign securities in connection with the share purchase or share option exercise as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Such PRC citizen’s foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individual. We and our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to the Share Option Rule upon the listing of our common shares on The NASDAQ Global Market. Following the completion of the offering, we plan to submit the required application and materials to the SAFE to obtain the necessary approval for share purchases or share option exercises by our PRC citizen employees. We cannot assure you that we will be able to obtain the necessary approval from the SAFE.

A number of our PRC employees have obtained our shares by exercising their share options or purchasing shares from other employees and such shares were not acquired in compliance with the relevant SAFE regulations, which may subject us or the concerned PRC employees to administrative penalties. In addition, if we or our PRC option holders fail to comply with these regulations, especially the Share Option Rule, after we are listed, we or our PRC option holders may be subject to fines and other legal or administrative sanctions. See “Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on employment

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of PRC, or the Labor Law, which became effective as of January 1, 2008. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementation Rules, which became effective as of the date of issuance. The Labor Law and its implementation rules are intended to give employees long-term job security by, among other things, requiring employers to enter into written contracts with their employees and restricting the use of temporary workers. The Labor Law and its implementation rules impose greater liabilities on employers, require certain terminations to be based upon seniority rather than merit and significantly affect the cost of an employer’s decision to reduce its workforce. Employment contracts lawfully entered into prior to the implementation of the Labor Law and continuing after the date of its implementation remain legally binding and the parties to such contracts are required to continue to perform their respective obligations thereunder. However, employment relationships established prior to the implementation of the Labor Law without a written employment agreement were required to be memorialized by a written employment agreement that satisfied the requirements of the Labor Law within one month after it became effective on January 1, 2008.

We and our employees in the PRC have entered into standard employment contracts that we believe are consistent with the requirements of the Labor Law and its implementation rules.

Other regulations

We are also subject to rules generally applicable to businesses in each of the jurisdictions in which we operate. We believe we are in compliance with all applicable laws and regulations material to our business as currently conducted.

MANAGEMENT

Directors, executive officers and key employees

The table below provides information in respect of our directors, executive officers and other key employees as of the date of this prospectus.

Name	Age	Position
Mike F. Chang, Ph.D.	65	Chairman of the Board and Chief Executive Officer
Yueh-Se Ho, Ph.D.	57	Director and Chief Operating Officer
Chung Te Chang (2)(3)	64	Director
Mark A. Stevens (1)(2)	49	Director
Howard M. Bailey (1)	63	Director
Thomas W. Steipp (1)(3)	60	Director
Richard W. Sevcik (2)(3)	62	Director
Ephraim Kwok	56	Chief Financial Officer
Hamza Yilmaz, Ph.D.	55	Executive Vice President of Marketing and Sales
Yifan Liang	46	Chief Accounting Officer
Anup Bhalla, Ph.D.	42	Vice President of Power Discrete Products
Allen Chang	53	Vice President of Power IC Products
John Chen, Ph.D.	46	Vice President of Process Integration
Tony Grizelj	39	Vice President of Marketing

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Directors

Mike F. Chang, Ph.D., is the founder of our company and has served as our Chairman of the Board and Chief Executive Officer since the incorporation of our company. Dr. Chang has extensive experience in both technology development and business operations in the power semiconductor industry. Prior to establishing our company, Dr. Chang served as the Executive Vice President at Siliconix incorporated, a subsidiary of Vishay Intertechnology Inc., a semiconductor company, or Siliconix, from 1998 to 2000. Dr. Chang also held various other positions at Siliconix from December 1987 to 1998. Earlier in his career, Dr. Chang held various positions at General Electric Company from 1974 to 1987. Dr. Chang received his B.S. in electrical engineering from National Cheng Kung University, Taiwan, and M.S. and Ph.D. in electrical engineering from the University of Missouri.

Yueh-Se Ho, Ph.D., is a co-founder of our company and has served as our Chief Operating Officer since January 2006 and our director since March 2006. Dr. Ho has held various operations management positions in our company since our inception, including the Vice President of Worldwide Operations from 2003 to 2006 and the Vice President of Back End Operations from 2000 to 2003. Prior to co-founding our company, Dr. Ho served as the Director of Packaging Development and Foundry Transfer at Siliconix from 1998 to 2000. Dr. Ho received his B.S. in chemistry from Tamkang University and Ph.D. in chemistry from the University of Pittsburgh.

Chung Te Chang has been a director of our company since March 2006. Before his retirement, Mr. Chang served as the President, the Chief Executive Officer and the Vice Chairman of United Microelectronics Corporation, or UMC, a semiconductor foundry, from 1999 to 2007. He also served as the President of United Semiconductor Corporation, one of UMC’s joint venture companies, from 1996 to 1999. Prior to joining UMC, Mr. Chang worked for several technology companies, including Hewlett-Packard Company, Zilog, Inc., SeeQ Technology, Inc.

and Paradigm Technologies, Inc. Mr. Chang received his M.S. in electrical engineering from the University of Texas at Austin.

Mark A. Stevens has been a director of our company since December 2006. Mr. Stevens is a partner at Sequoia Capital Limited Liability Partnership, or Sequoia Capital, where he focuses on investments in semiconductor, software, systems and energy-related areas. Prior to joining Sequoia Capital in 1989, he held various technical and field sales positions at Intel Corporation and was a member of the technical staff at Hughes Aircraft. Currently, he serves as a director of NVIDIA Corporation, a graphics processor company, and a member of the Board of Trustees of the University of Southern California. Mr. Stevens also currently serves as a Lecturer at the Stanford Graduate School of Business. Mr. Stevens received his B.S. in electrical engineering, B.A. in economics and M.S. in computer engineering, all from the University of Southern California, and M.B.A. from Harvard Business School.

Howard M. Bailey has been a director of our company since March 2006. Mr. Bailey joined Qpixel, Inc., a semiconductor company, as Chief Financial Officer in 2007. Mr. Bailey served as the Chief Financial Officer of Occam Networks, Inc., a provider of networking equipment, after it merged with Accelerated Networks, Inc., from June 2002 to 2005. Prior to that, Mr. Bailey was the Senior Vice President and Chief Financial Officer at C-Cube Microsystems, Inc., or C-Cube, a developer of digital video compression technology, from May 2000 to May 2001, where he participated in selling C-Cube to LSI Corporation. Mr. Bailey was also the Chief Financial Officer of Quantum Effect Devices, Inc., a microprocessor design company, from May 1998 to May 2000. Mr. Bailey was also the Chief Financial Officer of Photon Dynamics, a provider of management solutions for the flat panel display market, from 1994 to 1998. Currently, he serves as a director of Sococo Corporation, a communication services company. Mr. Bailey received his B.S. in economics from the University of Maryland and M.B.A. in finance from the University of Utah.

Thomas W. Steipp has been a director of our company since November 2006. Before his retirement in June 2009, Mr. Steipp served in various roles at Symmetricom, Inc., a provider of telecommunication products, including as Chief Executive Officer, from December 1998 to June 2009, Chief Financial Officer from December 1998 to October 1999 and President and Chief Operating Officer of Telecom Solutions, a division of Symmetricom, from March 1998 to December 1998. Prior to joining Symmetricom, Mr. Steipp served as the Vice President and General Manager of Broadband Data Networks, a division of Scientific Atlanta, Inc., a transmission network supplier, from 1996 to 1998. Mr. Steipp received his B.S. in electrical engineering from the Air Force Academy and M.S. in industrial administration from Purdue University.

Richard W. Sevcik has been a director of our company since February 2010. Mr. Sevcik is the President of Sevcik Consulting, which he founded in 2006. Prior to founding Sevcik Consulting, Mr. Sevcik held various positions at Xilinx, Inc., a provider of programmable logic devices, including as the Executive Vice President and General Manager from January 2004 to May 2006, the Senior Vice President and General Manager from April 1997 to January 2004 and a member of the board of directors from 2000 to 2006. Prior to joining Xilinx, Mr. Sevcik held various positions at Hewlett-Packard Company, including Vice President from 1995 to 1997 and Group General Manager of its System Technology Group from 1994 to 1996. Mr. Sevcik received his B.S. in engineering physics from the University of Illinois and M.S. in electrical engineering from Northwestern University.

Executive officers and key employees

Ephraim Kwok has served as our Chief Financial Officer since October 2005. Prior to joining our company, Mr. Kwok served as Chief Financial Officer for various public and private companies in the U.S. including WJ Communications, Inc., a semiconductor company, from 2004 to 2005, Summit Microelectronics, Inc., a semiconductor company, from 2003 to 2004, and Elantec Semiconductor, Inc., or Elantec, a semiconductor company, from 1998 to 2001. At Elantec, Mr. Kwok led a follow-on public offering and managed the company through significant growth in its operations and market capitalization. Mr. Kwok received his B.S. in physiology from the University of California at Davis and M.B.A. in finance from the University of California at Berkeley.

Hamza Yilmaz, Ph.D., has served as our Executive Vice President of Marketing and Sales since November 2009. Dr. Yilmaz joined our company in January 2008 as Executive Vice President of Marketing. Prior to joining our company, Dr. Yilmaz was the Senior Vice President of Semiconductor Technology and Product Development and Operations at Volterra Semiconductor, Inc. from 2007 to 2008. Dr. Yilmaz was the Senior Vice President of Product and Technology Development at Fairchild Semiconductor Corporation from 2004 to 2007. He served as the Vice President of Technology Development at GEM Services, a semiconductor assembly and testing company, from 2002 to 2004, and he also held various executive positions at Siliconix from 1988 to 2001, including Executive Vice President of Power Product Line. Dr. Yilmaz received his B.S. in electrical engineering from Yildiz Teknik University in Istanbul, Turkey, M.S. in electrical engineering from the University of Texas at Austin, and Ph.D. in electrical engineering from the University of Michigan.

Yifan Liang has served as our Chief Accounting Officer since October 2006. Mr. Liang joined our company in August 2004 as our Corporate Controller. Prior to joining us, Mr. Liang worked with PricewaterhouseCoopers LLP, or PwC, from 1995 to 2004 in various positions, including Audit Manager in PwC’s San Jose office. Mr. Liang received his B.S. in management information system from the People’s University of China and M.A. in finance and accounting from the University of Alabama. Mr. Liang is a certified public accountant of Ohio and a member of the American Institute of Certified Public Accountants.

Anup Bhalla, Ph.D., has served as our Vice President of Power Discrete Products since January 2006. Dr. Bhalla is a co-founder of our company, and served as Director of Device Design. Prior to co-founding our company, Dr. Bhalla was a Senior Staff Design Engineer for low voltage products at Siliconix and a Staff Design Engineer at Harris Semiconductor developing high voltage power semiconductor products. Dr. Bhalla received his B.S. in electrical engineering from the Indian Institute of Technology, Delhi, India, and M.S. and Ph.D. in electrical engineering from Rensselaer Polytechnic Institute.

Allen Chang has served as our Vice President of Power IC Products since May 2004. Prior to joining our company, Mr. Chang served as the Design Director of Intersil Corporation, a semiconductor company, from 2000 to 2004. He also served in various positions at Siliconix from 1983 to 2000, including as the Senior Manager of its Mass Storage/Power Conversion group. Mr. Chang received his B.S. and M.S. in electrical engineering from the University of California at Berkeley.

John Chen, Ph.D., has served as our Vice President of Process Integration since June 2009. Dr. Chen joined our company as Senior Director of Process Integration in September 2007. Dr. Chen was a Director of Technology Development in Strategic Device and Process Architect at Semiconductor Manufacturing International Corporation, a semiconductor foundry, from 2002 to 2007. Dr. Chen was the Senior Manager of Technology and Product Development at

SanDisk Corporation, a semiconductor memory company, from 1997 to 2002, and a Senior Member of Technical Staff at Advanced Micro Devices, Inc., a semiconductor company, from 1994 to 1997. Dr. Chen received his B.S. in modern physics from the University of Science and Technology of China and Ph.D. in electrical engineering from the University of Southern California.

Tony Grizelj has served as our Vice President of Marketing since April 2006. Prior to joining our company in November 2004, Mr. Grizelj served as the Senior Product Marketing Manager at Micrel Semiconductor, Inc., a semiconductor company, from 2000 to 2004. He also held various marketing positions at Siliconix from 1993 to 2000, including regional marketing based in Japan and marketing development for the MOSFET product line. Mr. Grizelj received his B.S. in electrical engineering from San Jose State University.

There are no family relationships among any of our directors and executive officers. The business address of each of our directors and executive officers is 495 Mercury Drive, Sunnyvale, California 94085.

Mark A. Stevens was elected to our board by the series C investors pursuant to the amended and restated investor rights agreement dated December 29, 2006. The rights of the series C investors to elect a director will expire upon completion of this offering. Except for Mr. Stevens, none of our directors or executive officers has been elected pursuant to any arrangements or understandings with any of our shareholders, customers, suppliers or others. We believe that each of our directors, except for Dr. Mike F. Chang and Dr. Ho, is an “independent director” under the current rules of The NASDAQ Stock Market.

Board of directors

Our bye-laws provide that our board of directors shall consist of between two and seven directors. Our board of directors currently consists of seven directors. Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our board of directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our board of directors.

Effective upon the completion of this offering, no shareholder will have the contractual right to designate persons to be elected to our board of directors, and our post-offering bye-laws will provide that directors be elected upon a resolution passed at a duly convened shareholders meeting, to hold office until their successors are appointed or elected at the next annual general meeting. There is no minimum share ownership or age limit requirement for qualification to serve as a member of our board of directors.

Committees of the board of directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We believe that the composition of these committees meet the criteria for independence under, and the functioning of these committees complies with, the applicable requirements of the Sarbanes-Oxley Act of 2002, the current rules of The NASDAQ Stock Market and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us. The board of directors has determined that Mr. Howard M. Bailey is an audit committee financial expert, as defined by the rules promulgated by the SEC. Each committee has the composition and responsibilities described below:

Audit committee

Our audit committee consists of Howard M. Bailey, Thomas W. Steipp and Mark A. Stevens. The audit committee is chaired by Howard M. Bailey. The audit committee’s responsibilities include:

•	assisting our board of directors in its oversight of the integrity of our financial statements, risk management and internal control over financial reporting;

•	retaining and setting compensation of our independent auditor, evaluating and monitoring its performance, and if appropriate, discharging our independent auditor;

•	reviewing and approving all audit and non-audit services of our independent auditor;

•	reviewing and discussing with management and our independent auditor our financial statements included in public filings;

•	discussing with our independent auditor significant financial reporting issues in connection with the preparation of our financial statements;

•	resolving any disagreements between management and our independent auditor regarding financial reporting;

•	overseeing our disclosure controls and procedures; and

•	reviewing and approving related party transactions.

Compensation committee

Our compensation committee consists of Mark A. Stevens, Chung Te Chang and Richard W. Sevcik. The compensation committee is chaired by Mark A. Stevens. The compensation committee’s responsibilities include:

•	establishing compensation arrangements and incentive goals for executive officers and administering compensation plans and equity-based plans;

•	evaluating the performance of executive officers and awarding incentive compensation and adjusting compensation arrangements as appropriate based upon performance; and

•	reviewing and monitoring management development and succession plans and activities.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Chung Te Chang, Thomas W. Steipp and Richard W. Sevcik. The nominating and corporate governance committee is chaired by Chung Te Chang. The nominating and corporate governance committee’s responsibilities will include:

•	recommending to the board of directors the composition and operations of the board;

•

identifying individuals qualified to serve as members of the board, and identifying and recommending that the board select the director nominees for the next annual meeting of shareholders and fill vacancies on the board; and

•	recommending to the board the responsibilities of each board committee, the composition and operation of each board committee and the director nominees for assignment to each board committee.

Director and executive compensation

Our executive officers receive an annual base salary and are eligible to receive discretionary cash bonuses and equity awards, from time to time, as determined by the compensation committee. The aggregate amount of cash compensation (salaries and bonuses) paid to our executive officers for fiscal year 2009 was approximately $1.1 million. For fiscal year 2009, we also cancelled options to purchase 110,000 shares previously granted at $13.00 per share in February 2008 and granted the same number of options to purchase common shares under our 2000 Share Plan to an executive officer with an aggregate fair value on the date of grant of $0.4 million. The options have an exercise price of $7.60 per share and will expire on May 4, 2019, subject to earlier termination upon termination of an officer’s employment. The equity ownership of our executive officers is described under the heading “Principal and Selling Shareholders,” below.

On March 1, 2010, our compensation committee approved a performance based bonus plan for 2010 for our executive officers and other key employees. Pursuant to this plan, our executive officers and other key employees will be entitled to receive a bonus specified as a percentage of their base salary, based upon the level of achievement of specified company financial and individual performance goals. Bonuses will be payable based on semi-annual and annual performance.

For fiscal year 2009, our non-employee directors received a fee for each board meeting attended and were eligible to receive equity awards. Non-employee directors received an aggregate of $24,000 in cash as board meeting fees for fiscal year 2009. We did not grant share options to our non-employee directors during fiscal year 2009. The equity ownership of our non-employee directors is described under the heading “Principal and Selling Shareholders,” below.

We have not entered into any service contracts with any of our directors providing for benefits upon termination of service as a director.

We have adopted a non-employee director compensation policy to become effective as of the effective date of this offering. Pursuant to such policy, each individual serving as a non-employee board member at the beginning of the company’s fiscal year will be eligible to receive an annual retainer of $5,000 for board service. Non-employee board members serving as of the effective date of the offering will be paid a pro-rated amount of the annual retainer based on the period served from the effective date of the offering through the end of our fiscal year. New non-employee board members elected or appointed to the board will receive a pro-rated amount of the annual retainer based on the period served from the date of appointment or election through the end of our fiscal year.

In addition, each non-employee director will receive the following meeting fees: (1) $2,000 for each board meeting attended in person, (2) $1,000 for each board meeting attended via teleconference and (3) $1,000 for each meeting of a committee of the board, whether attended in person or via teleconference.

Non-employee board members will also receive share option grants pursuant to the terms of the 2009 Plan, as described under the description of the automatic grant program under the heading “2009 Share Option/Share Issuance Plan.”

Employment and retention agreements.

Effective on the date the underwriting agreement between us and the underwriters in connection with this offering is executed, or the underwriting date, we will enter into an employment agreement with Dr. Mike F. Chang, our chief executive officer. Pursuant to the agreement, Dr. Chang will receive a base salary, which may be adjusted by our board of directors. Dr. Chang is also eligible to receive a cash bonus in an amount determined by our board depending on his performance. In addition, in the event Dr. Chang’s employment with the company terminates pursuant to an involuntary termination or his resignation for good reason, other than in connection with a change in control, he will become entitled to receive the following severance benefits: (1) salary continuation payments for a period of 12 months, and (2) continued health care coverage at the company’s expense for a period of up to 12 months. In the event Dr. Chang’s employment with the company terminates pursuant to an involuntary termination, or his resignation for good reason, within the period commencing on the date of the company’s execution of a definitive agreement for a change in control transaction and ending on the 12 month anniversary of the closing date of that change in control transaction, or the Change in Control Severance Period, he will become entitled to receive the following severance benefits: (1) salary continuation payments for a period of 24 months, (2) continued health care coverage at the company’s expense for a period of up to 24 months and (3) each outstanding equity award held by Dr. Chang will become fully vested. Severance benefits payable in connection with a change in control are subject to reduction in certain circumstances. Any such severance benefits will be subject to Dr. Chang’s execution of a general release of all claims against the company and compliance with his confidential information and inventions assignment agreement and certain non-competition and non-solicitation covenants during the period he is receiving severance benefits.

Effective on the underwriting date, we will enter into retention agreements with the following executive officers: Dr. Yueh-Se Ho, Mr. Ephraim Kwok, Dr. Hamza Yilmaz and Mr. Yifan Liang. Pursuant to the terms of these agreements, in the event the individual’s employment with the company terminates pursuant to an involuntary termination, the individual will become entitled to receive the following severance benefits: salary continuation payments for a period of 6 months, and continued health care coverage at the company’s expense for a period of up to 6 months. In the event the individual’s employment with the company terminates pursuant to an involuntary termination or his or her resignation for good reason within the Change in Control Severance Period, in addition to the above benefits, each outstanding equity award held by the individual shall immediately vest with respect to the number of shares that would have vested if the individual remained employed with us for an additional one year period. Severance benefits payable in connection with a change in control are subject to reduction in certain circumstances. Any such severance benefits will be subject to the individual’s execution of a general release of all claims against the company and compliance with certain non-competition and non-solicitation covenants during the period the individual is receiving severance benefits.

Equity-based compensation plans

2000 Share Plan

Our officers have received share option grants under the 2000 Share Plan, which was adopted by our board of directors on November 9, 2000 and approved by our shareholders on November 9, 2000. The purpose of the 2000 Share Plan was to attract and retain the best available personnel, to provide additional incentive to our employees, directors and consultants to promote the success of our business and to enable those individuals to share in the growth and prosperity of the company by providing them with an opportunity to purchase equity in the company. The 2000 Share Plan provided for the award of incentive share options within the meaning of section 422 of the United States Internal Revenue Code of 1986, as amended, or Code, nonstatutory share options and share purchase rights. No awards have been granted under the 2000 Share Plan following adoption of the 2009 Share Option/Share Issuance Plan described below. As of December 31, 2009, options to purchase 3,987,988 common shares were outstanding under the 2000 Share Plan. The options currently outstanding under our 2000 Share Plan will immediately vest in the event we are acquired by merger or sale of substantially all of our assets, unless those options are assumed or equivalent options or rights are substituted by the acquiring entity.

2009 Share Option/Share Issuance Plan

Our 2009 Plan was adopted by our board of directors on August 13, 2009 as the successor to our 2000 Share Plan and was approved by our shareholders on September 18, 2009. In connection with this offering, the company amended and restated the 2009 Plan to include certain additional programs and features. The amended and restated 2009 Plan, as described below, was approved by our board of directors and our shareholders on February 10, 2010, and will become effective on the underwriting date. Our executive officers and directors are eligible for grants under the 2009 Plan.

The 2009 Plan is divided into three incentive compensation programs:

•	the discretionary grant program under which eligible individuals may be granted options to purchase common shares and share appreciation rights tied to the value of our common shares;

•

the share issuance program under which eligible individuals may be issued common shares pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period; and

•

the automatic grant program under which eligible non-employee board members will automatically receive options to purchase common shares at designated intervals over their period of continued board service.

Purpose.    The purpose of the 2009 Plan is to promote our interests by providing eligible persons in our employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the company as an incentive for them to continue in such employ or service.

Share reserve.    We have initially reserved 1,250,000 common shares for issuance under the 2009 Plan. The number of the company’s common shares reserved for issuance under the 2009 Plan will automatically increase on the first trading day of January of each calendar year during the term of the 2009 Plan, beginning January 2011, by an amount equal to 3% of the total number of common shares outstanding on the last trading day in December of the immediately preceding calendar year, but in no event will such annual increase exceed 750,000 shares.

Shares subject to awards under the 2009 Plan which remain unissued upon the expiration or termination of those awards will be available for subsequent grants under the 2009 Plan. Any unvested shares issued under the 2009 Plan that are subsequently forfeited or that we repurchase, at a price not greater than the original issue price paid per share, pursuant to our repurchase rights under the 2009 Plan will be added back to the number of shares reserved for issuance under the 2009 Plan and will accordingly be available for subsequent issuance. The following share counting procedures will apply:

•

Should the exercise price of an option be paid in common shares, then the number of shares reserved for issuance under the 2009 Plan will be reduced by the net number of shares issued under the exercised option, and not by the gross number of shares for which that option is exercised.

•

Should common shares otherwise issuable under the 2009 Plan be withheld by us in satisfaction of the withholding taxes incurred in connection with the exercise, issuance or vesting of an award, then the number of common shares available for issuance under the 2009 Plan will be reduced by the net number of shares issued pursuant to that award, as calculated after any such share withholding.

•

Upon the exercise of any share appreciation right granted under the 2009 Plan, the share reserve will be reduced by the net number of shares actually issued upon such exercise and not by the gross number of shares as to which such share appreciation right is exercised.

Eligibility.    Employees, non-employee directors and independent consultants in our employ or service or in the employ or service of our parent or subsidiary companies (whether now existing or subsequently established) are eligible to participate in the discretionary grant and share issuance programs. The non-employee members of our board of directors will be eligible to participate in those programs as well as the automatic grant program.

No one person participating in the 2009 Plan may be granted awards for more than 250,000 common shares in the aggregate per calendar year; provided, however, that the limit shall be 400,000 common shares for the calendar year in which the individual is initially hired.

Administration.    The compensation committee of our board of directors will have the exclusive authority to administer the discretionary grant and share issuance programs with respect to awards made to our executive officers and non-employee board members and will also have the authority to make awards under those programs to all other eligible individuals. However, any awards for members of the compensation committee (other than pursuant to the automatic grant program) must be authorized by a disinterested majority of our board of directors. Our board of directors may at any time appoint a secondary committee of one or more board members to have separate but concurrent authority with the compensation committee to make awards under those programs to individuals other than executive officers and board members. Administration of the automatic grant program will be self-executing in accordance with the terms of that program, and no plan administrator will exercise any discretionary functions with respect to any awards made under that program. The term “plan administrator,” as used in this summary, will mean our compensation committee and any secondary committee, to the extent each such entity is acting within the scope of its administrative authority under the 2009 Plan.

The plan administrator will determine which eligible individuals are to receive awards under the discretionary grant and share issuance programs, the time or times when those awards are to be made, the number of shares subject to each such award, the applicable vesting, exercise and issuance schedules for each such award, the maximum term for which such award is to remain outstanding and the cash consideration (if any) payable per share under the share issuance program.

Discretionary grant program.    Under the discretionary grant program, eligible individuals may be granted options to purchase our common shares or share appreciation rights tied to the value of our common shares. Options may be either incentive share options within the meaning of section 422 of the Code, or non-statutory share options. The number of common shares that may be issued pursuant to incentive share options under Section 422 of the U.S. Internal Revenue Code will be limited to 1,150,000 shares, increased on the first trading day of January of each calendar year during the term of the 2009 Plan, beginning January 2011, by the number of shares by which the share reserve is to automatically increase on such date up to a maximum of 750,000 shares.

The exercise price for options will not be less than 100% of the fair market value per common share on the grant date. No share option will have a term in excess of ten years, and each grant will be subject to earlier termination following the recipient’s cessation of service with us. The grants will generally vest and become exercisable in installments over the recipient’s period of continued service. However, one or more awards may be structured so that those awards will vest and become exercisable only after the achievement of pre-established corporate performance objectives.

The 2009 Plan will allow the issuance of two types of share appreciation rights under the discretionary grant program:

•

Tandem share appreciation rights provide the holders with the right to surrender their options for an appreciation distribution from us in an amount equal to the excess of (1) the fair market value of the vested common shares subject to the surrendered option over (2) the aggregate exercise price payable for those shares.

•

Stand-alone share appreciation rights allow the holders to exercise those rights as to a specific number of common shares and receive in exchange an appreciation distribution from us in an amount equal to the excess of (1) the fair market value of the common shares as to which those rights are exercised over (2) the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of our common shares on the date the stand-alone share appreciation right is granted, and the right may not have a term in excess of ten years.

The distribution with respect to any exercised tandem or stand-alone share appreciation right will be made in common shares, cash, or a combination of cash and common shares. Share appreciation rights will remain exercisable for a limited period following the holder’s cessation of service, but only to the extent those rights are exercisable at the time of such cessation of service.

Share issuance program.    Under the share issuance program, eligible individuals may be issued common shares, either vested or unvested, pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period. Shares may also be issued as a share bonus without any cash payment required of the recipient.

Automatic grant program.    Under the automatic grant program, non-employee board members will receive a series of automatic grants of share options over their period of board service. All grants under the automatic grant program will be made in strict compliance with the express provisions of such program. Three types of awards will be made under the program:

•	IPO Awards. Each individual who is serving as a non-employee board member on the underwriting date will be granted an option to purchase 7,500 common shares on such date.

•

Initial Awards.    Each individual who first becomes a non-employee board member after the underwriting date other than as a result of his or her initial election to the board at an annual shareholders meeting will, at the time of his or her election to the board, receive an option grant to purchase that number of common shares determined by multiplying 7,500 by a fraction, the numerator of which is the number of months (rounded up to the next whole month) that will elapse between the date of such election or appointment and the date of the next annual shareholders meeting and the denominator of which is 12, provided that such individual has not previously been in the employ of the company of any of its parents or subsidiaries.

•

Annual Awards.    On the date of each annual shareholders meeting, beginning with the 2010 Annual Shareholders Meeting, each individual who commences service as a non-employee board member by reason of his or her election to the board at such meeting and each individual who will continue to serve as a non-employee board member will automatically be granted an option to purchase 7,500 common shares.

Each option grant under the program will have an exercise price per share equal to the fair market value per common share on the grant date and will have a term of ten years, subject to earlier termination following the optionee’s cessation of board service. The shares subject to each initial award will vest on the date of the next succeeding regular annual shareholders meeting following the grant date, provided the individual continues in board service through such date. The shares subject to each annual award will vest upon the earlier of (1) that individual’s completion of one year of board service measured from the grant date or (2) such individual’s continuation in board service through the day immediately preceding the date of the next annual shareholders meeting following such grant date. Each option grant under the program will immediately vest in full upon the optionee’s death or disability while a board member or upon the occurrence of certain changes in ownership or control.

The option grants under the automatic option grant program will be taxable as non-statutory options under the U.S. Federal income tax laws.

Change in control.    The 2009 Plan includes the following change in control provisions that may result in the accelerated vesting of outstanding awards:

•

in the event of a change in control, each outstanding award which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares will immediately vest except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation;

•

the plan administrator will also have the authority to grant awards which will immediately vest in the event of a change in control, whether or not those awards are assumed by the successor corporation; and

•

the plan administrator will also have complete discretion to structure one or more awards so those awards will vest as to all the underlying shares in the event those awards are assumed or otherwise continued in effect but the individual’s service with us or the acquiring entity is subsequently terminated by reason of an involuntary termination within a designated period following the change in control event.

A change in control will be deemed to occur upon the occurrence of the following events: (1) we are acquired by merger; (2) any person or group of related persons becomes the beneficial owner of securities possessing more than 50% of the total combined voting power of our outstanding securities; or (3) a shareholder-approved sale or other disposition of all or substantially all of our assets in liquidation or dissolution of the company.

Adjustments.    In the event any change is made to the outstanding common shares by reason of any share split, share dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change in corporate structure effected without our receipt of consideration or should the value of the outstanding common shares be substantially reduced by reason of a spin-off transaction or extraordinary dividend or distribution, equitable adjustments will be made to: (1) the maximum number or class of securities issuable under the 2009 Plan; (2) the number or class of securities by which the share reserve is to increase each calendar year pursuant to the automatic share increase provisions of the plan; (3) the number or class of securities that may be issued pursuant to incentive share options under the plan; (4) the number or class of securities for which awards may be subsequently made to new and continuing non-employee board members under the automatic grant program; (5) the number or class of securities and the exercise or base price per share in effect for outstanding awards under the discretionary grant program; (6) the number or class of securities for which any one person may be granted options, share appreciation rights, direct share issuances and other share-based awards under the plan per calendar year; and (7) the number or class of securities subject to each outstanding award under the share issuance program and the cash consideration, if any, payable per share. Such adjustments will be made in such manner as the plan administrator deems appropriate in order to preclude any dilution or enlargement of benefits under the 2009 Plan or the outstanding awards thereunder.

Financing.    The plan administrator may permit any award holder to pay the exercise or purchase price of an award under the plan by delivering a full-recourse promissory note payable in one or more installments which bears interest at a market rate and is secured by the purchased shares and is subject to such other terms and conditions deemed appropriate by the plan administrator. In no event, however, may the maximum credit available to the participant exceed the sum of (1) the aggregate option exercise price or purchase price payable for the purchased shares plus (2) any applicable tax liability incurred by the participant in connection with the option exercise or share purchase.

Repricing.    The plan administrator will have the authority to effect, with the consent of the affected award holders, the cancellation of any or all outstanding options or share appreciation rights under the 2009 Plan and to grant in substitution therefor one or more of the following: (1) new options or share appreciation rights covering the same or different number of common shares but with an exercise or base price per share based on the fair market value per common share on the new award grant date or (2) cash or equity securities of the company, whether vested or unvested. The plan administrator will also have the authority, exercisable at any time and from time to time, with the consent of the affected holders, to reduce the exercise or base price of one or more outstanding options or share appreciation rights to a price not less than the then current fair market value per common share or issue new options or share appreciation rights with a lower exercise or base price in immediate cancellation of outstanding options or share appreciation rights with a higher exercise or base price.

Amendment of the 2009 Plan.    Our board of directors will have complete and exclusive power and authority to amend or modify the 2009 Plan in any or all respects. However, no such amendment or modification will adversely affect the rights and obligations with respect to awards or unvested share issuances at the time outstanding under the 2009 Plan unless the participant consents to such amendment or modification. In addition, certain amendments may require shareholder approval pursuant to applicable laws and regulations.

Termination of the 2009 Plan.    The 2009 Plan will terminate upon the earliest of (1) September 17, 2019, (2) the date on which all shares available for issuance under the 2009 Plan shall have been issued as vested shares or (3) the termination of all outstanding awards under the 2009 Plan in connection with a change in control. All awards and unvested share issuances outstanding at the time of the expiration of the 2009 Plan will continue to have full force and effect in accordance with the provisions of the documents evidencing those awards or issuances.

Employee Share Purchase Plan

The Employee Share Purchase Plan, or Purchase Plan, was adopted by our board of directors and approved by our shareholders on February 10, 2010 to become effective on the underwriting date. The Purchase Plan is designed to allow our eligible employees and the eligible employees of our subsidiaries (whether now existing or subsequently established) to purchase common shares at periodic intervals through their accumulated periodic payroll deductions (or other permitted contributions). The Purchase Plan will be administered by our compensation committee. Our executive officers will be eligible to participate in the Purchase Plan.

Share reserve.    An aggregate of 600,000 of our common shares will initially be reserved for issuance under the Purchase Plan. The share reserve will automatically increase on the first trading day of January of each calendar year during the term of the Purchase Plan, beginning January 2011, by an amount equal to 0.75% of the total number of common shares outstanding on the last trading day in December of the immediately preceding calendar year, but in no event will such annual increase exceed 250,000 shares.

Should any change be made to our outstanding common shares by reason of any share split, share dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction, extraordinary distribution or other change affecting the outstanding common shares as a class without our receipt of consideration or should the value of the outstanding common shares be substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, then equitable adjustments will be made by the plan administrator to (1) the maximum number or class of securities issuable under the Purchase Plan, (2) the maximum number or class of securities by which the share reserve is to increase automatically each calendar year, (3) the maximum number or class of securities purchasable per participant on any one purchase date during an offering period, (iii) the maximum number or class of securities purchasable in total by all participants on any one purchase date and (4) the number or class of securities and the price per share in effect under each outstanding purchase right. The adjustments will be made in such manner as the plan administrator deems appropriate and such adjustments shall be final, binding and conclusive.

Eligibility.     In general, any individual who is employed on a basis under which he or she is regularly expected to work for more than twenty hours per week for more than five months per calendar year in the employ of any participating parent or subsidiary corporation (whether any such corporation is now in existence or is subsequently established at any time during the term of the Purchase Plan) will be eligible to participate in any offering period implemented under the Purchase Plan.

Offering Periods and Purchase Rights.     Common shares will be offered under the Purchase Plan through a series of offering periods with a duration not to exceed twenty-four months. Each offering period will itself be comprised of one or more purchase intervals. At the time the participant joins an offering period, he or she will be granted a purchase right to acquire common shares on the last day of each purchase interval within that offering period.

Should the fair market value per common share on any purchase date within an offering period be less than the fair market value common share on the start date of that offering period, then the individuals participating in that offering period will, immediately after the purchase of our common shares on their behalf on such purchase date, be transferred from that offering period and automatically enrolled in the new offering period commencing on the next business day following such purchase date.

Purchase Price.    The purchase price of the common shares acquired on each purchase date will be fixed by the plan administrator at the start of each offering period and will not be less than eighty-five percent (85%) of the lower of (1) the fair market value per common share on the participant’s entry date into the offering period or (2) the fair market value per common share on the purchase date.

Payroll Deductions and Share Purchases.     Contributions to the Purchase Plan will be effected in the form of periodic payroll deductions (or such other form permitted by the plan administrator) of up to fifteen percent (15%) of the participant’s cash earnings or base salary (as determined by the plan administrator). On each purchase date within an offering period, each participant’s contributions to the Purchase Plan for the purchase interval ending on that purchase date will automatically be applied to the purchase of whole common shares at the purchase price in effect for the participant for that purchase date subject to certain limitations under the Purchase Plan.

Amendment and Termination.     The Purchase Plan will terminate upon the earliest to occur of (1) February 9, 2020, (2) the date on which all shares available for issuance thereunder are sold pursuant to exercised purchase rights or (3) the date on which all purchase rights are exercised in connection with a change in control. Our board of directors may alter or amend the Purchase Plan at any time to become effective as of the start date of the next offering period thereafter. Certain amendments may require shareholder approval pursuant to applicable laws and regulations.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below sets forth information concerning the beneficial ownership of our common shares as of March 29, 2010. The table also contains information regarding beneficial ownership upon completion of this offering by:

•	each of our directors;

•	each of our executive officers;

•	each person known by us to beneficially own 5% or more of our common shares;

•	all of our directors and executive officers as a group; and

•	each of the selling shareholders.

The percentage of beneficial ownership of our common shares before the offering is based on 18,681,810 common shares outstanding as of March 29, 2010. This number gives effect to the issuance of common shares upon the conversion of our preferred shares into 10,712,094 common shares upon the completion of this offering, but does not include 5,675 shares that will be issued upon exercise of an option by a selling shareholder immediately prior to the offering for the purpose of selling shares in this offering.

The percentage of beneficial ownership of our common shares after this offering is based on common shares outstanding after this offering, which includes the common shares identified in the immediately preceding paragraph, plus 5,675 shares that will be issued upon exercise of an option by a selling shareholder immediately prior to the offering for the purpose of selling shares in this offering and the common shares to be sold by us in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. All options and warrants exercisable into common shares or preferred shares convertible into common shares within 60 days following March 29, 2010 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding for the purpose of computing the percentage ownership of any other shareholder. Except as described in the footnotes below, we believe each shareholder has sole voting and investment power with respect to the common shares indicated in the table as beneficially owned. Unless otherwise indicated in the footnotes below, the principal address of each of the shareholders below is: c/o Alpha and Omega Semiconductor Incorporated, 495 Mercury Drive, Sunnyvale, California 94085.

	Shares Beneficially Owned Prior to This Offering		Shares Being Sold in This Offering	Shares Beneficially Owned After This Offering
Name	Number	%	Number	Number	%
Directors and Executive Officers
Mike F. Chang (1)	4,326,419	23.1	125,000	4,201,419	19.0
Yueh-Se Ho (2)	366,666	2.0	18,333	348,333	1.6
Chung Te Chang (3)	7,500	*	—	7,500	*
Mark A. Stevens (4)	0	*	—	0	—
Howard M. Bailey (3)	7,500	*	—	7,500	*
Thomas W. Steipp (5)	7,500	*	—	7,500	*
Richard W. Sevcik	0	*	—	0	—
Ephraim Kwok (6)	176,666	*	—	176,666	*
Hamza Yilmaz (7)	65,000	*	—	65,000	*
Yifan Liang (8)	53,500	*	—	53,500	*
All Directors and Executive Officers as a Group (10 persons) (9)	5,010,751	26.2	143,333	4,867,418	22.0

	Shares Beneficially Owned Prior to This Offering		Shares Being Sold in This Offering	Shares Beneficially Owned After This Offering
Name	Number	%	Number	Number	%
Principal and Selling Shareholders
Entities affiliated with Sequoia Capital (10)	3,000,000	16.1	—	3,000,000	13.6
Universal Microelectronics Co., Ltd. (11)	1,087,500	5.8	—	1,087,500	4.9
Entities affiliated with United Microelectronics Corporation (12)	1,075,000	5.8	53,750	1,021,250	4.6
Trinity Overseas Holdings Limited (13)	1,000,000	5.4	50,000	950,000	4.3
Entities affiliated with Pacific Venture Partners (14)	630,952	3.4	473,213	157,739	*
Hantech International Venture Capital Corporation (15)	500,000	2.7	25,000	475,000	2.2
CMF Technology Fund I. Ltd. (16)	416,666	2.2	416,666	—	—
Anup Bhalla (17)	266,666	1.4	10,000	256,666	1.2
Sungshan Tai (18)	250,000	1.3	12,500	237,500	1.1
Teng-Tsun Tsai (19)	248,500	1.3	12,425	236,075	1.1
NCTU Spring Venture Capital Co. Ltd. (20)	225,000	1.2	11,250	213,750	1.0
Entities affiliated with Fortune Consulting Group Inc. (21)	205,000	1.1	205,000	—	—
Sik Kwong Liu (22)	200,000	1.1	10,000	190,000	*
Harbinger II (BVI) Venture Capital Corp. (23)	190,476	1.0	29,048	161,428	*
Ta Ya Venture Capital Co., Ltd. (24)	175,000	*	8,750	166,250	*
SinoStar Venture Capital Co., Ltd. (25)	175,000	*	8,750	166,250	*
AIDC Investment Corp. (26)	175,000	*	8,750	166,250	*
Allen Chang (27)	170,833	*	5,675	165,158	*
Promate Electronic Co. Ltd. (28)	125,000	*	6,250	118,750	*
OneCapital Asia Fund I Ltd. (29)	70,000	*	70,000	—	—
Joshua Mission (30)	50,000	*	50,000	—	—
Logos Evangelical Seminary Foundation (31)	50,000	*	50,000	—	—
Chiu-Pi Chiang (32)	12,500	*	625	11,875	*

*	Represents less than 1.00%
(1)	Includes 58,333 common shares issuable upon exercise of options exercisable within 60 days of March 29, 2010, which have exercise prices that range from $13.00 per share to $14.30 per share and an expiration date of November 6, 2012. Shares beneficially owned before the offering do not include an aggregate of 100,000 common shares to be gifted to Joshua Mission and Logos Evangelical Seminary Foundation immediately prior to the completion of the offering.
(2)	Includes 66,666 common shares issuable upon exercise of options exercisable within 60 days of March 29, 2010, which have an exercise price of $11.00 per share and an expiration date of July 12, 2017.
(3)	Represents 7,500 common shares issuable upon exercise of options exercisable within 60 days of March 29, 2010, which have an exercise price of $8.60 per share and an expiration date of July 5, 2016.
(4)	Mark A. Stevens is affiliated with Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund, or collectively Sequoia Capital, which collectively own 3,000,000 common shares. Mark A. Stevens was nominated by Sequoia Capital as a director and elected by the series C preferred shareholders pursuant to the amended and restated investor rights agreement dated December 29, 2006 between us and our preferred share investors. His address is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.
(5)	Represents 7,500 common shares issuable upon exercise of options exercisable within 60 days of March 29, 2010, which have an exercise price of $8.60 per share and an expiration date of April 3, 2017.
(6)	Includes 171,666 common shares issuable upon exercise of options exercisable within 60 days of March 29, 2010, which have an exercise price of $6.00 per share and an expiration date of October 30, 2015.
(7)	Represents 65,000 common shares issuable upon exercise of options exercisable within 60 days of March 29, 2010, which have exercise prices that range from $7.60 per share to $13.00 per share and expiration dates that range from February 6, 2018 to August 12, 2019.

(8)	Includes 46,500 common shares issuable upon exercise of options exercisable within 60 days of March 29, 2010, which have exercise prices that range from $2.00 per share to $13.00 per share and expiration dates that range from April 14, 2015 to February 6, 2018.
(9)	Includes 430,665 common shares subject to options held by current directors and executive officers that will become exercisable within 60 days of March 29, 2010.
(10)	Includes 2,823,300 common shares held by Sequoia Capital Growth Fund III AIV, L.P., 30,900 common shares held by Sequoia Capital Growth Partners III, L.P. and 145,800 common shares held by Sequoia Capital Growth III Principals Fund. SCGF III Management, LLC, or SCGF, is the general partner of Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund. The members of SCGF are Roelof Botha, J. Scott Carter, James Goetz, Michael L. Goguen, Douglas M. Leone, Mark D. Kvamme and Michael Moritz, each of whom may be deemed to have shared voting and investment power over the shares held by the funds affiliated with Sequoia Capital. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. The address for Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.
(11)	The address for Universal Microelectronics Co., Ltd. is No. 3, 27th Road, Taichung Industrial Park, Taichung 108, Taiwan, R.O.C.
(12)	Includes 325,000 common shares held by UMC Capital Corporation, and 750,000 common shares held by Fortune Venture Capital Corp., each a wholly owned subsidiary of United Microelectronics Corporation. The address for UMC Capital Corporation and Fortune Venture Capital Corp. is 18F, No. 333, Section 2, Tun-Hwa South Road, Taipei 10669, Taiwan, R.O.C.
(13)	The address for Trinity Overseas Holdings Limited is No. 18, Creation Road I, Science Based Industrial Park, Hsinchu 30077, Taiwan, R.O.C.
(14)	Includes 300,155 common shares held by Pacific Technology Partners, L.P., 150,000 common shares held by Pacific United Technology L.P., 119,047 common shares held by Pacific Venture Management, LDC, and 61,750 common shares held by Pacific Technology Advisors, LDC. The address for Pacific Technology Partners, L.P. Pacific United Technology L.P., Pacific Venture Management, LDC, and Pacific Technology Advisors, LDC is 8F-2, 351, Yang Guang Street, Neihu District, Taipei 114, Taiwan, R.O.C.
(15)	The address for Hantech International Venture Capital Corporation is 32F-1, 333 Keelung Road, Section 1, Taipei 110, Taiwan, R.O.C.
(16)	The address for CMF Technology Fund I Ltd. is Suite 3002, 30/F, Excellence Times Square Building, 4068 Yitian Road, Futian District, Shenzhen 518048, China.
(17)	Selling shareholder is an employee of the company. Includes 66,666 common shares issuable upon exercise of options exercisable within 60 days of March 29, 2010, which have an exercise price of $11.00 per share and an expiration date of July 12, 2017.
(18)	The address for Sungshan Tai is 1256 Lockhaven Way, San Jose, California 95129.
(19)	Selling shareholder is an employee of the company. Includes 60,000 common shares issuable upon exercise of options exercisable within 60 days of March 29, 2010, which have an exercise price of $0.80 per share and an expiration date of June 29, 2014. The address for Teng-Tsun Tsai is 6F-2, No.111, Sec. 5, Xinyi Road, Xinyi District, Taipei 110, Taiwan, R.O.C.
(20)	The address for NCTU Spring Venture Capital Co. Ltd. is 3F, 108, Section 1, Tun Hwa South Road, Taipei 10557, Taiwan, R.O.C.
(21)	Includes 30,000 common shares held by Golden Technology Venture Capital Investment Corp., 30,000 common shares held by Titan Technology Venture Capital Investment Corporation, 30,000 common shares held by Central Technology Venture Capital Investment Corporation, 25,000 common shares held by Emerging Technology Venture Capital Investment Corporation, 30,000 common shares held by Communication Technology Venture Capital Investment Corporation, and 60,000 common shares held by Grand Cathay & Fortune Technology Venture Capital Investment Corporation. The address for all of the entities affiliated with Fortune Consulting Group Inc. is 7F, No.16, Lane 77, XingAi Road, Neihu District, Taipei 11494, Taiwan, R.O.C.
(22)	Selling shareholder is an employee of the company. The address for Sik Kwong Lui is 1475 Dartshire Court, Sunnyvale, California 94087.
(23)	The address for Harbinger II (BVI) Venture Capital Corp. is 7F, No.187, Tiding Boulevard, Section 2, Neihu District, Taipei 11493, Taiwan, R.O.C.
(24)	The address for Ta Ya Venture Capital Co., Ltd. is 3F, 108, Section 1, Tun Hwa South Road, Taipei 10557, Taiwan, R.O.C.
(25)	The address for SinoStar Venture Capital Co., Ltd. is 3F, 108, Section 1, Tun Hwa South Road, Taipei 10557, Taiwan, R.O.C.
(26)	The address for AIDC Investment Corp. is 3F, 108, Section 1, Tun Hwa South Road, Taipei 10557, Taiwan, R.O.C.
(27)	Selling shareholder is an employee of the company. Represents 170,833 common shares issuable upon exercise of options exercisable within 60 days of March 29, 2010, which have an exercise price that range from $0.80 per share to $13.00 per share and expiration dates that range from June 29, 2014 to February 6, 2018.

(28)	The address for Promate Electronic Co. Ltd. is 4F, No. 32, Section 1, Huan Shan Road, Neihu District, Taipei 11442, Taiwan, R.O.C.
(29)	The address for OneCapital Asia Fund I Ltd. is 80 Robinson Road, #25-01B, Singapore 068898.
(30)	Represents 50,000 common shares to be donated by Dr. Mike F. Chang to Joshua Mission, a non-profit religious corporation organized in California, immediately prior to the completion of this offering. Dr. Mike F. Chang is a member of the board of directors of Joshua Mission. The address for Joshua Mission is 13095 Montebello Road, Cupertino, California 95014.
(31)	Represents 50,000 common shares to be donated by Dr. Mike F. Chang to Logos Evangelical Seminary Foundation, a non-profit religious corporation organized in California, immediately prior to the completion of this offering. The address for Logos Evangelical Seminary Foundation is 9358 Telstar Avenue, El Monte, California 91731.
(32)	The address for Chiu-Pi Chiang is 11-2F, No.73, Wei-Dert Road, Neihu District, Taipei, 114, Taiwan, R.O.C.

As of December 31, 2009, we had 58 record holders in the U.S., representing 35.9% of our outstanding shares on that date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Preferred share financings

Since our inception, we have completed three rounds of preferred share financings. Between November 2000 and March 2001, we sold an aggregate of 5,050,000 series A preferred shares for total consideration of $10.1 million. Between December 2002 and November 2004, we sold an aggregate of 2,488,094 series B preferred shares for total consideration of $10.4 million. Between December 2006 and January 2007, we sold an aggregate of 3,174,000 series C preferred shares at total consideration of $31.7 million. See “Principal and Selling Shareholders.”

The investors in our series A preferred shares, series B preferred shares and series C preferred shares, or the Financial Investors, enjoy certain rights and privileges, including non-cumulative dividend rights, liquidation preferences, registration rights, information rights and veto rights with respect to certain corporate actions. In addition, pursuant to the Amended and Restated Investors Rights Agreement dated December 29, 2006 between us and the Financial Investors, one of the investors in our series C preferred shares, Sequoia Capital Growth Fund and its affiliates, or Sequoia Capital, has the right to designate one director to our board of directors. The initial designee by Sequoia Capital was Mark A. Stevens.

Upon completion of this offering, the rights and privileges available to our Financial Investors under applicable financing agreements will terminate and all our preferred shares will be converted into our common shares.

Relationship with APM

In June 2004, we and certain investors established APM, a provider of semiconductor packaging and testing services in Shanghai. Shortly after its inception, APM issued us two warrants to purchase 4,000,000 of its common shares at $0.01 per share. We exercised these warrants in May 2009. In January 2005, we purchased 3,000,000 series A preferred shares of APM at a price of $1.00 per share and were granted a warrant to purchase an additional 3,000,000 series A preferred shares at an exercise price of $1.00 per share. In December 2005, we exercised this warrant and purchased the 3,000,000 series A preferred shares. Also in December 2005, we assumed and exercised certain warrants held by other series A preferred share investors, to purchase an aggregate of 10,000,000 shares of series A preferred shares at $1.00 per share.

As of December 31, 2009, we owned an aggregate of 16,000,000 series A preferred shares and 4,000,000 common shares of APM, representing a 40.3% equity stake. As a holder of the series A preferred shares of APM, we are entitled to certain rights, including dividend rights, liquidation preference, anti-dilution adjustment, redemption rights, registration rights, pre-emptive rights, right of first refusal and co-sale rights.

During the six months ended December 31, 2009, we relied on APM for approximately 66% of our total volume of packaging and testing requirements, and approximately 47%, 57% and 63% of our packaging and testing requirements for the fiscal years ended June 30, 2007, 2008 and 2009, respectively. We expect that we will continue to purchase packaging and testing services from APM in the foreseeable future. During the past three fiscal years, APM has been our largest outside service provider for our packaging needs and we have been the principal customer of APM during this period. Our purchases of semiconductor packaging services from APM were $55.5 million, $45.1 million and $36.9 million for the fiscal years ended June 30, 2008,

2009 and the six months ended December 31, 2009, respectively. We also had trade and other payables due to APM in the amounts of $3.9 million, $8.7 million and $9.3 million for the fiscal years ended June 30, 2008, 2009 and the six months ended December 31, 2009, respectively. For the fiscal year ended June 30, 2009 and the six months ended December 31, 2009, we purchased certain used equipment from APM in the amounts of $261,000 and $165,000, respectively.

In July 2005, we entered into a technology license agreement with APM, under which we granted APM a non-exclusive license to use certain of our proprietary packaging technology. In connection with the license grant, APM agreed to provide us with priority in the utilization of its packaging capacity and charge us the lowest price it charges to other customers. Pursuant to this agreement, APM may use certain proprietary technology granted by us under the license agreement, or the Group I Technology, for its customers in general. APM may only use, on their equipment, certain other new proprietary technology granted under the license agreement, or the Group II Technology, to provide packaging services solely to us for a period of two years, which may be extended for an additional year if we meet certain requirements relating to the utilization rate of APM’s capacity. Following expiration of this exclusivity period, APM may use the Group II Technology for other customers if certain conditions are met, including charging us a price 10% lower than the lowest price it offers to other customers. The agreement contains a non-disclosure provision under which APM agreed not to disclose confidential information relating to our proprietary packaging technology to third parties. APM also agreed to indemnify us for any claim, action or proceeding alleging services using any technology delivered by APM infringes any third-party copyrights or patents. Under the agreement, the license relating to Group I Technology will remain effective so long as APM is engaged in the semiconductor packaging business, while the license relating to Group II Technology has a term of five years and is scheduled to expire in July 2010, unless extended by mutual agreement. We intend to extend this agreement with respect to Group II Technology prior to the expiration date. We cannot assure you that we will be able to extend this agreement.

In addition, pursuant to a voting agreement between APM and its shareholders, certain common shareholders, including two of our officers, have the right to designate three members of APM’s board of directors. These shareholders initially designated our Chief Executive Officer, Dr. Mike F. Chang, to serve as one such director. In February 2007, Dr. Chang resigned from APM’s board of directors and a senior manager of our company was designated to serve as a member of APM’s board of directors.

In connection with the establishment of APM in June 2004, our Chief Executive Officer, Dr. Mike F. Chang purchased 1,200,000 common shares of APM and was issued warrants to purchase an additional 3,000,000 common shares at an exercise price of $0.01 per share. At the same time, our Chief Operating Officer, Dr. Yueh-Se Ho, purchased 200,000 common shares of APM. In February 2009, Dr. Mike F. Chang transferred all of his warrants by gifts to two charitable organizations. As of December 31, 2009, Dr. Mike F. Chang and Dr. Yueh-Se Ho collectively held a 2.8% equity stake in APM.

Repurchase of shares

Pursuant to purchase agreements dated December 10, 2008 and January 8, 2009, we repurchased an aggregate of 31,914 common shares from our Chief Executive Officer, Dr. Mike F. Chang, at $9.40 per share.

Share option exchange

In May 2009, we cancelled options to purchase 110,000 common shares granted to an executive officer in February 2008 at $13.00 per share and granted options to purchase the same number of shares to the executive officer at the then-fair value of our common shares of $7.60 per share.

Right of first refusal

Pursuant to restricted share purchase agreements dated December 8, 2000 between us and Mike F. Chang, our Chief Executive Officer and Yueh-Se Ho, our Chief Operating Officer, they granted us a right of first refusal to purchase an aggregate of 4,700,000 common shares owned by such officers in the event they sell or transfer these shares to third parties or any transfer by operation of law or other involuntary transfer occurs. These rights will terminate at the time our common shares are listed on The NASDAQ Global Market in connection with this offering.

Indemnification agreements

We intend to enter into new indemnification agreements with each of our directors and executive officers that will provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our post-offering bye-laws. Pursuant to these agreements, we will indemnify each such person (to the fullest extent permitted by Bermuda law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. However, we are not obligated to indemnify our directors or executive officers under these agreement if:

•	indemnification is prohibited by our bye-laws or applicable law;

•	the action initiated by the person is not authorized by our board of directors; or

•	a court determines that the person did not act in good faith and in a manner that such officer or director reasonably believed to be in or not opposed to the best interests of the company.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes provisions of our memorandum of association and our bye-laws, as these documents will be in effect upon the completion of this offering. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

General

We are a limited liability exempted company incorporated under the laws of Bermuda on September 27, 2000 under the name Alpha and Omega Semiconductor Limited. We are registered with the Registrar of Companies in Bermuda under registration number 292750. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Our memorandum of association sets forth the purposes of our company in paragraphs (b) to (n) and (p) to (t) of the Second Schedule to the Companies Act 1981 of Bermuda, as amended, or the Companies Act, which includes, among other things, designing and manufacturing of goods of all kinds, scientific research including the improvement, discovery and development of processes, inventions, patents and designs and the construction, maintenance and operation of laboratories and research center, all forms of engineering and acquisition or otherwise holding, selling, disposing of, or dealing in real property situated outside Bermuda and in personal property of all kinds.

Share capital

The following summary of our share capital takes into account the 2-to-1 reverse share split effected by us on March 17, 2010.

As at December 31, 2009, our authorized share capital consisted of 24,337,905 common shares, par value $0.002 per share, 5,050,000 series A preferred shares, 2,488,095 series B preferred shares and 3,174,000 series C preferred shares, with a par value of $0.002 per share for each series. All of the issued and outstanding series A preferred shares, series B preferred shares and series C preferred shares will automatically convert upon the completion of this offering into common shares at a conversion rate of 1:1. These shares were held of record by 175 shareholders as of December 31, 2009. Upon completion of this offering, we will have 22,087,485 common shares issued and outstanding. All of our common shares issued and outstanding prior to completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. After completion of the offering, our authorized share capital will consist of 50,000,000 common shares with a par value of $0.002 per share and 10,000,000 undesignated preferred shares, with a par value of $0.002 per share.

Pursuant to our bye-laws, and subject to the requirements of any stock exchange on which our shares are listed, our board of directors is authorized to issue any of our authorized but unissued share capital. Upon the closing of this offering, we will adopt the second amended and restated bye-laws. The following are summaries of material provisions of our proposed second amended and restated bye-laws and memorandum of association and the Companies Act insofar as they relate to the material terms of our common shares that we expect will become effective upon the closing of this offering.

Common shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote on a vote by a show of hands irrespective of the number of shares he or she holds and one vote per share on a vote by way of poll on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares except as described herein.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preferred shares.

Preferred shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preferred shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. The rights with respect to a series of preferred shares may be greater than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our common shares until our board of directors determines the specific rights attached to those preferred shares. The effect of issuing preferred shares could include one or more of the following:

•	restricting dividends in respect of our common shares;

•	diluting the voting power of our common shares or providing that holders of preferred shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our common shares; or

•	delaying or preventing a change of control of our company.

Dividend rights

Pursuant to Bermuda law, we are restricted from declaring or paying a dividend or make a distribution out of contributed surplus if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due, or (2) the realizable value of our assets would thereby be less than the aggregate of our liabilities, our issued share capital (the aggregate par value of our issued and outstanding common shares) and our share premium account (the aggregate amount paid for our common shares in excess of their par value).

The share capital represents the aggregate par value of the company’s issued shares, and the share premium account represents the aggregate amount paid for issued shares over and above their par value. The excess of the consideration paid on the issue of shares over the aggregate par value of such shares must, except in certain limited circumstances, be credited to a share premium account. In the case of an exchange of shares, the excess value of the shares acquired over the nominal value of the shares being issued may be credited to a contributed surplus account of the issuing company. Share premium may be distributed in certain extremely limited circumstances, for example, to pay for unissued shares which may be distributed to shareholders as fully-paid bonus shares, but is otherwise subject to limitation and the provisions of the Companies Act relating to the reduction of share capital as if the share premium account were paid-up share capital of the company. In future years, the realizable value of our assets may decrease, thereby restricting our ability to pay dividends unless shareholders approve a resolution reducing our share premium account by transferring an amount to our contributed surplus account.

According to our bye-laws, we may cease sending checks for dividend entitlements or dividend warrants by post if such checks or warrants have been left uncashed on two consecutive occasions. However, we may exercise the power to cease sending checks for dividend entitlements or dividend warrants after the first occasion on which such a check or warrant is returned undelivered.

Under our bye-laws, each common share is entitled to dividends if and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preferred shares.

Registration rights

We have granted certain registration rights to investors of our preferred shares. These preferred shares will be converted into common shares concurrently with the closing of this offering. The registration rights are described below:

Demand registration rights

At any time commencing six months after this offering, holders of no less than 30% of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We are not obligated to effect more than two such demand registrations. In addition, we are not obligated to effect any demand registration if the registrable securities proposed to be sold is less than $4.0 million. We have the right to defer the filing of a registration statement for up to 90 days if our board of directors determines in good faith judgment that the filing would be seriously detrimental to us.

Form F-3 or S-3 registration rights

When we become eligible to use Form F-3 or S-3, any holder of our registrable securities has the right to request that we file a registration statement under Form F-3 or S-3 if the aggregate amount of securities to be sold under the registration statement is not less than $1.0 million. Such requests for registrations are not counted as demand registrations. We are not obligated to effect more than one Form F-3 or S-3 registration in any twelve month period. In addition, we are not required to effect such registration within 180 days of the effective date of any registration statement filed pursuant to the demand registration rights described above.

Piggyback registration rights

If we propose to file a registration statement with respect to an offering for our own account, for the account of any shareholder or holders exercising their demand registration rights, we must offer holders of registrable securities the opportunity to include their securities in the registration statement, other than pursuant to a registration statement on Form S-8, S-4 or F-4. Such requests for registrations are not counted as demand registrations.

Expenses of registration

We will pay all expenses relating to any demand, piggyback and up to two Form F-3 or S-3 registrations, except that holders of registrable securities shall bear the expense of any underwriting discounts or commission relating to registration and sale of their shares.

Variation of rights

Subject to the rights granted to holders of certain classes of shares, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the sanction of a resolution passed by at least two-thirds of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least one person holding or representing no less than a majority of in nominal value of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Meetings of shareholders

Our bye-laws and Bermuda law provide that any action to be taken by us requiring shareholder approval must be approved by a resolution passed by our shareholders at a general meeting of our shareholders. According to our bye-laws, shareholder resolutions cannot be passed by written consent of our shareholders without a meeting. Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the requisition of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to, or the non-receipt of a notice by, any person entitled to receive notice does not invalidate the proceedings at the meeting. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting.

Under our bye-laws, we must notify each shareholder entitled to vote at the annual general meeting or a special general meeting not less than five days prior to such meeting. The notice will state the date, time, place and the general nature of the business to be considered at the meeting.

Election and removal of directors

Unless otherwise determined by the Company in the general meeting, our bye-laws provide that our board shall consist of not less than two directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors shall have the power from time to time and at any time to appoint any person as a director either to fill a casual vacancy on the board or, subject to authorization by the members in the general meeting, as an addition to the existing board but so that the number of directors so appointed shall not exceed any maximum number determined from time to time by the members in general meeting. Any director appointed by the board to fill a casual vacancy shall hold office until the next annual general meeting of members after his appointment and be subject to re-election at such meeting.

Our bye-laws provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum are appointed by shareholders by a simple majority of the votes cast on the resolution.

A director may be removed with or without cause by a shareholder resolution which has been passed by at least two-thirds of the votes cast by the shareholders having a right to attend and vote at such meeting provided that notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Proceedings of board of directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

The remuneration of our directors is determined by our board of directors or the compensation committee, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Our bye-laws provide that the board may from time to time at its discretion exercise all powers of the Company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Act, issue debentures, bonds and other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Anti-takeover provisions

The following is a summary of certain provisions of our bye-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Pursuant to our bye-laws, our preferred shares may be issued from time to time, and the board of directors is authorized to determine the rights, preferences, privileges, qualifications, limitations and restrictions. See ”—Preferred shares.” The authorized but unissued common shares and our preferred shares will be available for future issuance by the board of directors, subject to any resolutions of the shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preferred shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, amalgamation or otherwise.

In order to properly nominate a candidate for director or otherwise bring any other proposals, statements or resolutions at an annual general meeting of shareholders, a shareholder must provide us with advance notice in writing not less than 60 days nor more than 180 days prior to the meeting. The shareholder’s notice must contain certain specified information with respect to the person nominated as director and, if applicable, any other material information relating to the proposal to be considered at the meeting. In addition, our bye-laws provide that shareholder resolutions cannot be passed by written consent of our shareholders without a meeting.

Amendment of organizational documents

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Our bye-laws provide that the bye-laws may only be rescinded, altered or amended upon approval by a resolution of our board of directors and confirmed by a resolution of our shareholders passed by a simple majority of votes cast by shareholders having a right to attend and vote at a general meeting, except that a resolution passed by a majority of least two-third of the votes cast by the shareholders is required to rescind, alter or amend certain provisions in the bye-laws, including variation of class share rights and removal of directors and auditors by members.

Certain provisions of Bermuda law

As an “exempted company” under Bermuda law, we have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents who are holders of our common shares. As an “exempted company,” we are also exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians.

Prior consent by the Bermuda Monetary Authority is required to issue or transfer any shares of an exempted company. The Bermuda Monetary Authority has given consent for the issuance and free transferability of all of our common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided that our common shares remain listed on an appointed stock exchange, which includes The NASDAQ Stock Market. Approvals or permissions to be given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

Any issues of shares, and any transfers of our common shares to any person regarded as resident in Bermuda for exchange control purposes, require specific prior approval from the Bermuda Monetary Authority under the Exchange Control Act. If such approval was not obtained, then the transfer of our common shares could not be registered in the register of our company and the transferee would not become the legal owner of the common shares.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Differences in corporate law

You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of significant differences between the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law typically applicable to U.S. companies and their stockholders.

Duties of directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

In addition, at common law, members of the board of directors of a Bermuda company are subject to a fiduciary duty to the company to act bona fide in the best interests of the company and to exercise powers for a proper purpose.

Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of either shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation as well as its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the company and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Interested directors

Bermuda law and our bye-laws provide that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting.

Under Delaware law, such transaction would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (3) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting rights and quorum requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, at any general meeting, two or more persons present in person throughout the meeting and representing in person or by proxy shareholders holding shares carrying no less than a majority in nominal value of the total issued voting shares shall constitute a quorum for the transaction of business. Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast.

Any individual who is a shareholder of our company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of common shares is entitled to one vote per common share held.

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or by-laws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. Unless otherwise provided in a company’s certificate of incorporation, by-laws, or Delaware law, and in all matters other than the election of director, the affirmative vote of stockholders holding a majority of shares present in person or represented by proxy at the meeting entitled to vote is required to approve a stockholder action. Unless otherwise provided in a company’s certificate of incorporation or by-laws, the affirmative vote of a plurality of shares present in person or represented by proxy at the meeting is required for the election of directors.

Amalgamations, mergers and similar arrangements

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. In accordance with the Companies Act and our bye-laws, an amalgamation (other than an amalgamation with a wholly-owned subsidiary) must be approved by a majority in number representing 75% of the votes cast at a general meeting of our shareholders and the quorum for such meeting must be two persons holding or representing more than a majority of the issued shares of the company.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A stockholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court to determine the fair value of the stock or requiring the company to pay such value. However, such appraisal right is not available to stockholders if the stock is listed on a national securities exchange, including The NASDAQ Global Market.

Takeovers

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•

By a procedure under the Companies Act known as a ‘‘scheme of arrangement.’’ A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

•

By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•

Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Shareholders’ suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

Indemnification of directors and officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Under Delaware law, a corporation may indemnify a director or officer of the company against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

We intend to enter into new indemnification agreements with our directors and officers, pursuant to which we will agree, subject to certain exceptions, to indemnify them against any liability brought against them by reason of their service as directors and officers. See “Related Party Transaction—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of U.S. law.

Special meeting of shareholders

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the requisition of shareholders holding not less than 10% of the paid-up voting power.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of stockholders.

Notice of Shareholder Meetings

Bermuda law requires that shareholders be given at least five days’ advance notice of any general meeting. Under Delaware law, a company is generally required to give written notice of any meeting not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

Dividends

Pursuant to Bermuda law, a company is restricted from declaring or paying a dividend if there are reasonable grounds for believing that: (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) that the realizable value of its assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium account. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preferred shares. Issued share capital is the aggregate par value of the company’s issued and outstanding common shares, and share premium is the aggregate amount paid for issued shares in excess of their par value. Share premium accounts may be reduced in certain limited circumstances. See ‘‘—Dividend Rights.’’

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Inspection of corporate records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and certain alterations to our memorandum of association. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.

The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law requires that a company, within 10 days before a meeting of stockholders, prepare and make available a complete list of stockholders entitled to vote at the meeting. This list must be open to the examination of any stockholder for any purpose relating to the meeting for a period of at least 10 days prior to the meeting during ordinary business hours and at the principal place of business of the company. Delaware law also permits a stockholder to inspect the company’s books and records if the stockholder can establish that he or she is a stockholder of the company, the stockholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records and the inspection by the stockholder is for a proper purpose.

Director independence

Bermuda law does not require directors to satisfy independence standards. A company listed on The NASDAQ Stock Market must comply with certain corporate governance rules relating to director independence. These rules require, among other things, the majority of the members of the board of directors to be comprised of independent directors and the audit committee of the board to consist of solely independent directors. NASDAQ rules also require that compensation of a listed company’s executive officers be determined by either a majority of the board’s independent directors or a compensation committee comprised solely of independent directors. Similarly, NASDAQ rules require any nominee for election as a director of a listed company be selected by either a majority of the board’s independent directors or a nomination committee comprised of solely independent directors. We believe that we will satisfy these corporate governance rules of The NASDAQ Stock Market relating to director independence standards concurrent with the listing of our common shares on The NASDAQ Stock Market.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares, and while application has been made for the common shares be quoted on The NASDAQ Global Market, we cannot assure you that a regular trading market will develop for our common shares. Future sales of substantial amounts of our common shares, including shares issued upon exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price of our common shares from time to time.

Based on the number of common shares outstanding as of December 31, 2009, upon completion of this offering, we will have 22,087,485 common shares outstanding. All of the shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining 17,026,500 common shares outstanding after this offering will be restricted as a result of securities laws or lock-up agreements described below. Following the expiration of the lock-up period, a total of 6,530,997 common shares held by our non-affiliated shareholders will be eligible for resale without restriction under Rule 144 if we are current with our SEC filings, and a total of 10,495,503 common shares held by our officers, directors and other affiliated shareholders will be eligible for resale subject to certain volume limitations and other conditions under Rule 144, as described below.

“Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Lock-up agreements

Each of our executive officers and directors, and certain of our existing shareholders and holders of options to purchase common shares, representing an aggregate of 17,895,555 common shares (excluding common shares issuable upon the exercise of outstanding options), or approximately 95.8% of our outstanding shares immediately prior to this offering, have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any of our common shares or other securities convertible into or exchangeable or exercisable for our common shares or derivatives of our common shares owned by these persons prior to this offering or common shares issuable upon exercise of options held by these persons for a period of 180 days after the date of the final prospectus relating to this offering without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options pursuant to our 2009 Plan and sell shares pursuant to the exercise of options outstanding under our 2000 Share Plan. See “Underwriting.” There are no agreements between the representatives and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news, or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period following the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Material news or a material event relating to us may include, for example, our entry into a material contract, such as an agreement to acquire a new business, or the termination of a material contract to which we are a party. We will notify our shareholders of any extension of the 180-day restricted period.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned our common shares for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares subject to the availability of current public information about us. In addition, a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned our common shares for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell those common shares without complying with the current public information provisions referred to above.

A person who is our affiliate and has beneficially owned our common shares for at least six months will be able to sell, within a rolling three-month period, the number of common shares that does not exceed the greater of the following:

•	1% of the then outstanding common shares; and

•	the average weekly trading volume of our common shares on The NASDAQ Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases our common shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Share options

Shortly after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all common shares issuable under our equity-based compensation plans. See “Management—Equity-based compensation plans” for a description of such plans.

This Form S-8 registration statement is expected to become effective immediately upon filing, and common shares covered by that registration statement will then be eligible for sale in the public markets, subject to:

•	the Rule 144 limitations applicable to affiliates;

•	the expiration of applicable lock-up period; and

•	vesting restrictions imposed by us.

As of December 31, 2009, we had outstanding options to purchase 4,145,488 common shares. On March 1, 2010, we granted an aggregate of 92,500 options to purchase common shares.

Registration rights

Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration rights.”

TAXATION

The following discussion of the material Bermuda, United States federal and PRC income tax consequences of an investment in our common shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not address all possible tax consequences relating to an investment in our common shares other than Bermuda, United States federal and PRC income tax laws. This summary does not discuss any state or local tax considerations. To the extent that the discussion relates to matters of Bermuda tax law, it represents the opinion of Conyers, Dill & Pearman, LLP, our special Bermuda counsel. To the extent the discussion relates to matters of United States federal income tax law, and subject to the qualifications herein, it represents the opinion of Morgan, Lewis & Bockius LLP, our special United States counsel. To the extent the discussion relates to matters of PRC tax law, it represents the opinion of Jun He Law Offices, our special PRC counsel.

Bermuda taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our common shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

Material United States federal tax considerations

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of our common shares by U.S. Holders (as defined below) and does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular investor. This summary addresses only investors who hold their common shares as capital assets. This summary does not discuss all aspects of United States federal taxation that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws in light of their individual investment circumstances, such as:

•	a broker or dealer in securities;

•	certain financial institutions;

•	a trader in securities who elects to use a mark-to-market method of accounting for securities holdings;

•	a retirement plan or other tax-exempt organization;

•	a life insurance company;

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	a person subject to the alternative minimum tax;

•	holders who are not U.S. Holders;

•	a person that actually or constructively owns 10% or more of the company's voting shares;

•	a person that holds the common shares as part of a straddle, hedge, synthetic security, conversion or other integrated transaction; or

•	a person whose functional currency is not the U.S. dollar.

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended, or the Code, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. In addition, this summary does not discuss any non-United States, state, or local tax considerations to U.S. Holders of acquiring, owning, or disposing of common shares. Investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in common shares.

As used in this prospectus, a “U.S. Holder” is any beneficial owner of a Share that is, for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity that is treated as a corporation for U.S. federal tax purposes) that is created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia); (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or that has elected to be treated as a United States person under the Code.

This summary does not address the tax consequences to partners, shareholders, or other equity holders in, or beneficiaries of, a shareholder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the common shares.

Prospective investors should consult their own tax adviser regarding the United States federal, state, local and other tax consequences to them of the purchase, ownership and disposition of the common shares.

U.S. federal tax treatment of distributions

Any cash distributions on the common shares received by a U.S. Holder, other than certain pro rata distributions of common shares to all shareholders, will be included in the gross income of a U.S. Holder as dividend income to the extent paid out of our current accumulated earnings and profits (as determined for U.S. federal income tax purposes).

For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (2) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Because the common shares are traded on The NASDAQ Global Market, they are considered readily tradable on an established securities market in the United States.

Cash distributions on common shares in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its common shares, and thereafter as gain from the sale or exchange of a capital asset. Dividends received on the common shares will not be eligible for the dividends-received deduction generally allowed to U.S. Holders that are corporations. Dividends generally will be treated as income from foreign sources.

All distributions will be subject to the special tax rules described below under “Investment in a Passive Foreign Investment Company” in the event we are or become classified as a PFIC.

Sale or other disposition of securities

In general, a U.S. Holder of common shares will recognize capital gain or loss on the sale or other disposition of a share equal to the difference between the amount realized on the sale or other disposition of the share and such U.S. Holder's adjusted tax basis in the share. Any capital gain or loss will be long-term if the share has been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Certain non-corporate U.S. Holders (including individuals) may qualify for a U.S. federal income tax rate of 15% in respect of long-term capital gains for taxable years beginning before January 1, 2011. Under current law, that 15% rate is scheduled to revert to 20% for taxable years beginning after December 31, 2010. The deduction of capital losses is subject to limitations under the Code.

Investment in a passive foreign investment company

A non-United States corporation, such as us, will be classified as a PFIC, for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. For this purpose, cash is categorized as a passive asset and unbooked intangibles are taken into account.

Based on our current income and assets and our anticipated utilization of the cash raised in this offering, we presently do not believe that we should be classified as a PFIC with respect to any past, current or future taxable year. However, the authorities we rely upon in making our determination as to PFIC status are complex and may be interpreted differently by the Internal Revenue Service, or the IRS, and the courts. We have not sought a ruling from the IRS with respect to our PFIC status, and there can be no assurance that the IRS will agree with our determination. If the company were treated as a PFIC for any taxable year U.S. Holders could be subject to certain adverse tax consequences.

In the event that the company constitutes a PFIC for any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder will be subject to tax at ordinary income tax rates on any gain recognized on the disposition of any share and any “Excess Distribution” (as defined below) paid in respect of the common shares as if such items had been earned ratably over each day in the U.S. Holder's holding period (or a certain portion thereof) for the common shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period for the share). The U.S. Holder would be subject to tax on such items at the highest ordinary income tax rate for each taxable year, other than the current year, in which the items were treated as having been earned, regardless of the rate otherwise applicable to the U.S. Holder. Further, such U.S. Holder would also be subject to an interest charge on the tax on such gain or excess distribution attributable to prior years. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the shares as security for a loan may be treated as a taxable disposition of such common shares. Finally, the preferential 15% maximum rate on our dividends (under current law applicable only to taxable years beginning before January 1, 2011) would not apply if we are or become classified as a PFIC.

It is unlikely that a U.S. Holder will be able to avoid the tax consequences described above by electing to treat the Company as a qualified electing fund because the company does not intend to provide the information that U.S. Holders need to make such an election.

If the company is treated as a PFIC, U.S. Holders may be permitted to make a mark-to-market election with respect to the common shares if such common shares are considered “marketable stock” as defined in section 1296 of the Code. If a U.S. Holder elects mark-to-market treatment, any excess of the fair market value of the PFIC stock at the close of the tax year over the U.S. Holder’s adjusted basis in the stock is included in the U.S. Holder’s income. The U.S. Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the U.S. Holder included in income in prior tax years, or so called “unreversed inclusions.” A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or deductible loss. A U.S. Holder is not required to recognize mark-to-market gain or loss for taxable years during which the company is not at any time a PFIC. A mark-to-market election for common shares will terminate if the common shares cease to be “marketable stock.”

Each U.S. Holder of common shares is strongly urged to consult its own tax advisors concerning the potential tax consequences to such holder if we are or become classified as a PFIC.

Material estate and gift tax considerations

Common shares owned by an individual U.S. Holder at the time of death will be included in the individual U.S. Holder’s gross estate for United States federal estate tax purposes. In addition, a U.S. Holder may be subject to tax on a transfer of the common shares by gift for United States federal gift tax purposes. Each U.S. Holder is urged to consult with its tax advisors regarding potential estate and gift tax consequences of acquiring, owning or disposing of common shares.

Backup withholding and information reporting

Payment of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

PRC taxation

Enterprise income tax

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The new EIT Law and its implementation regulation imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises. Our PRC subsidiaries are currently subject to 25% income tax rate.

Value-added tax

In accordance with the Provisional Regulations on Value-added Taxes of the PRC which took effect on January 1, 1994 and its implementation rules, enterprises selling commodities, providing processing, maintenance and repair services must pay the value-added tax. The value-added tax in China is calculated at 13% or 17%, depending on the actual type of goods, of the total sales price for goods sold, or 17% of service charges collected, or Output VAT. However, general VAT taxpayers are allowed to deduct the VAT they have paid to their suppliers on the price paid for the purchase of inputs, or Input VAT, from their Output VAT.

Producers or trading companies which export their products are generally exempted from value added tax. In addition, they may also be refunded a certain percentage of the Input VAT they have paid to their suppliers with regard to the exported products.

Dividends from our China operations

With the introduction of the EIT Law and the implementation regulations, the PRC resumes the imposition of a 10% withholding tax on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders, except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. We are a holding company incorporated in Bermuda, which indirectly holds, through AOS (Hong Kong), our equity interests in our PRC subsidiaries. Under the EIT Law and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, dividends paid by a PRC company to a Hong Kong shareholder will be reduced to 5% if such shareholder is a Hong Kong tax resident and owns 25% or more of the equity interest of the PRC company. On October 27, 2009, the State Administration of Taxation issued a new circular, or Circular 601, with respect to the determination of beneficial ownership under various tax treaties entered into by China including the Double Taxation Arrangement (Hong Kong). According to Circular 601, if AOS (Hong Kong), even though incorporated as a Hong Kong company, does not meet the requirements under Circular 601, it would not be able to claim any treaty benefits under the Double Taxation Arrangement (Hong Kong). Therefore, dividends paid to us through AOS (Hong Kong) may still be subject to a 10% withholding tax if AOS (Hong Kong) is not considered as a “beneficial owner” pursuant to Circular 601.

Dividends paid by the company to its overseas investors

The company is not incorporated in the PRC. Under current PRC law, even though the Company has significant operating subsidiaries in the PRC, the distribution of dividends to its overseas investors such as our shareholders is not currently subject to PRC tax. However, if a shareholder is a PRC mainland tax resident, such shareholder shall be subject to the PRC individual income tax at a rate of 20% as the shareholder is liable for PRC tax for your global income under the current PRC law.

Transfer or disposition of our common shares

As we are not incorporated in the PRC, under current PRC law, any transfer or disposition of our common shares by an overseas investor does not trigger PRC tax liabilities.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Bermuda limited liability exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions, including the United States. Some of our directors are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Piper Jaffray & Co., have severally agreed to purchase from us and the selling shareholders named in this prospectus the following respective number of common shares at a public offering price less the underwriting discounts and commissions set forth on the front cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
Thomas Weisel Partners LLC
Caris & Company, Inc.

Total	5,060,985

The underwriting agreement provides that the obligations of the several underwriters to purchase the common shares offered by this prospectus are subject to certain conditions precedent and that the underwriters will purchase all of the common shares offered by this prospectus, other than those covered by the over-allotment option described below, if any of the common shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the common shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 759,147 additional common shares at the public offering price less the underwriting discounts and commissions set forth on the front cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional common shares as the number of common shares to be purchased by it in the above table bears to the total number of common shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional common shares to the underwriters to the extent the option is exercised. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the 5,060,985 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per common share less the amount paid by the underwriters to us per common share. Total underwriting discounts and commissions to be paid to the underwriters represent     % of the total amount of the offering. We and the selling shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fees per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option

Discounts and commissions paid by us	$	$	$

Discounts and commissions paid by the selling shareholders	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.7 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our executive officers and directors, and certain of our existing shareholders and holders of options to purchase common shares, have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any of our common shares or other securities convertible into or exchangeable or exercisable for our common shares or derivatives of our common shares owned by these persons prior to this offering or common shares issuable upon exercise of options held by these persons for a period of 180 days after the date of the final prospectus relating to this offering without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our 2009 Plan and sell shares pursuant to the exercise of options outstanding under our 2000 Share Plan. There are no agreements between the representatives and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news, or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period following the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representatives of the underwriters have informed us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority. None of our major shareholders, directors and executive officers intends to subscribe in this offering and, as far as we are aware, none of any other persons intend to subscribe for more than 5% of our common shares being offered.

In connection with this offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. If the underwriters commence these activities, they may discontinue them at any time.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Pricing of this offering

Prior to this offering, there has been no public market for our common shares. Consequently, the initial public offering price of our common shares will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

There can be no assurance that the initial public offering price of our common shares will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that an active public market for our common shares will develop and continue after this offering.

Other relationships

From time to time in the ordinary course of their respective business, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

Selling restrictions

Canada

The common shares may not be sold in Canada or to residents of Canada other than in compliance with applicable Canadian securities laws, or Canadian Securities Laws. Without limiting the foregoing, offers and sales of the common shares included in this offering may only be made in Canada or to residents of Canada (i) through an appropriately registered securities dealer or in accordance with an available exemption from the applicable registered securities dealer requirements under Canadian Securities Laws and (ii) pursuant to an exemption from the prospectus requirements under Canadian Securities Laws.

European economic area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers of the securities or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced, in whole or in part, or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The common shares may not be offered or sold, directly or indirectly, in Switzerland except in circumstances that will not result in the offer of the common shares being a public offering in Switzerland within the meaning of the Swiss Code of Obligations. Neither this prospectus nor any other offering or marketing material relating to the common shares constitutes a prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Code of Obligations, and neither this prospectus nor any other offering material relating to the common shares may be publicly distributed or otherwise made publicly available in Switzerland. We have not applied for a listing of the common shares on the SWX Swiss Exchange and, consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SWX Swiss Exchange.

Hong Kong

The common shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the common shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

Japan

Our common shares may not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the common shares may not be offered or sold, or offered or sold to any person for re-offering or re-sale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore, or the SFA, (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the common shares under Section 275 of the SFA except:

•	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions specified in Section 275 of the SFA;

•

(in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Taiwan

The common shares may not be offered or sold, directly or indirectly in Taiwan, the Republic of China.

LEGAL MATTERS

The validity of the common shares and certain other legal matters as to Bermuda law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to United States law will be passed upon for us by Morgan, Lewis & Bockius LLP, Palo Alto, California. Certain legal matters as to PRC law will be passed upon for us by Jun He Law Offices. Pillsbury Winthrop Shaw Pittman LLP is acting as counsel for the underwriters in connection with certain legal matters as to United States law relating to the common shares offered by this prospectus.

EXPERTS

The financial statements as of June 30, 2009 and June 30, 2008 and for each of the three years in the period ended June 30, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers LLP are located at Ten Almaden Blvd., Suite 1600, San Jose, California 95113.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with this offering by us and the selling shareholders (all amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority Inc., or FINRA, filing fee):

SEC registration fee	$8,300
FINRA filing fee	7,325
NASDAQ Stock Market listing fee	125,000
Printing costs	200,000
Legal fees and expenses	1,300,000
Accounting fees and expenses	1,000,000
Transfer agent and registrar fees and expenses	25,000
Miscellaneous	49,700

Total	$2,715,325

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and the exhibits and schedules and all amendments to such registration statement for further information with respect to us and our common shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus does not contain all of the information that you may find important, you should review the full text of these documents.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You may inspect and copy reports and other information we filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding registrants that file electronically with the SEC. You can also inspect our registration statement on this website.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports and proxy statements. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent registered public accounting firm and to make available to our shareholders quarterly reports containing unaudited financial data for each of the first three quarters of each fiscal year.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Alpha and Omega Semiconductor Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), of comprehensive income (loss), of changes in equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Alpha and Omega Semiconductor Limited and its subsidiaries at June 30, 2008 and June 30, 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company restated its 2007 and 2008 consolidated financial statements to correct certain errors.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 31, 2010

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands)

		June 30,		December 31,	Pro forma Equity as of December 31,
	Note	2008	2009	2009	2009
		(as restated)		(unaudited)	(unaudited)
ASSETS
Noncurrent assets:
Property, plant and equipment	7, 29	$25,735	$28,254	$29,198
Intangible assets	8	6,581	5,120	4,388
Investment in an associate	9	19,394	19,399	23,498
Deferred income tax assets	19	688	1,218	1,629
Other noncurrent assets		299	298	463

Total noncurrent assets		52,697	54,289	59,176
Current assets:
Inventories	11	32,546	22,803	25,391
Trade receivables	4, 10	29,487	20,912	14,290
Other current assets		1,521	1,945	3,580
Restricted cash	12	200	—	—
Cash and cash equivalents	13	44,095	60,416	59,820

Total current assets		107,849	106,076	103,081

Total assets		$160,546	$160,365	$162,257

EQUITY
Capital and reserves attributable to the equity holders of the company:
Common shares	3, 14	$16	$16	$16	$37
Convertible preferred shares	16	21	21	21	—
Share premium
Common shares	3, 14	338	89	171	50,341
Convertible preferred shares	3, 16	50,170	50,170	50,170	—
Other reserves	3, 15	11,125	14,491	15,740	15,740
Retained earnings		30,554	30,012	49,070	49,070

Total equity		92,224	94,799	115,188	$115,188

LIABILITIES
Noncurrent liabilities:
Borrowings	18	8,405	8,610	—
Deferred income tax liabilities	19	9	95	111
Finance lease	17	1,415	1,019	744

Total noncurrent liabilities		9,829	9,724	855

Current liabilities:
Trade and other payables	20	41,235	36,146	33,901
Current income tax liabilities	25	3,275	2,545	2,602
Borrowings	18	1,595	5,246	—
Trade and other payable to an associate	30	8,746	9,281	6,253
Finance lease	17	229	386	541
Provisions	21	3,413	2,238	2,917

Total current liabilities		58,493	55,842	46,214

Total liabilities		68,322	65,566	47,069

Total equity and liabilities		$160,546	$160,365	$162,257

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands, except per share data)

		Year Ended June 30,							Six Months Ended December 31,
		2007			2008			2009	2008	2009
		(as restated)			(as restated)				(unaudited)
	Note	Results of Operations Before Fair Value Through Profit or Loss	Fair Value Through Profit or Loss	Total	Results of Operations Before Fair Value Through Profit or Loss	Fair Value Through Profit or Loss	Total
Revenue:	4, 6	$198,178	$—	$198,178	$248,030	$—	$248,030	$185,076	$99,125	$138,699
Cost of goods sold	22	155,920	—	155,920	188,719	—	188,719	146,076	76,605	101,885

Gross profit		42,258	—	42,258	59,311	—	59,311	39,000	22,520	36,814
Research and development expenses	22, 23	15,468	—	15,468	22,712	—	22,712	19,173	10,517	9,593
Selling, general and administrative expenses	22, 23	16,417	—	16,417	35,636	—	35,636	20,569	11,230	11,505

Total operating expenses		31,885	—	31,885	58,348	—	58,348	39,742	21,747	21,098

Operating profit (loss)		10,373	—	10,373	963	—	963	(742)	773	15,716

Finance income	24	1,426	—	1,426	2,044	—	2,044	648	563	19
Finance costs
Fair value loss through profit or loss	16	—	(42,500)	(42,500)	—	(30,889)	(30,889)	—	—	—
Other finance costs	24	(390)	—	(390)	(129)	—	(129)	(587)	(318)	(130)

Finance income (loss), net		1,036	(42,500)	(41,464)	1,915	(30,889)	(28,974)	61	245	(111)
Share of profit (loss) of an associate	9	1,088	—	1,088	2,822	—	2,822	(35)	42	4,099

Profit (loss) before income tax		12,497	(42,500)	(30,003)	5,700	(30,889)	(25,189)	(716)	1,060	19,704
Income tax expense (benefit)	25	1,057	—	1,057	1,567	—	1,567	(174)	(207)	646

Profit (loss) for the year/period attributable to equity holders of the Company		$11,440	$(42,500)	$(31,060)	$4,133	$(30,889)	$(26,756)	$(542)	$1,267	$19,058

Earnings (loss) per share for profit (loss) attributable to equity holders of the Company
Basic per share	26			$(4.04)			$(3.41)	$(0.07)	$0.16	$2.40
Diluted per share	26			$(4.04)			$(3.41)	$(0.07)	$0.06	$0.95

Weighted-average number of shares used in computing earnings (loss) per share
Basic per share	26			7,686			7,837	7,914	7,921	7,939
Diluted per share	26			7,686			7,837	7,914	20,014	19,991

Pro forma earnings (loss) per share (unaudited)
Basic per share	26							$(0.03)		$1.02
Diluted per share	26							$(0.03)		$0.95

Weighted-average number of shares used in computing pro forma earnings (loss) per share (unaudited)
Basic per share	26							18,626		18,651
Diluted per share	26							18,626		19,991

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
	(as restated)	(as restated)		(unaudited)
Profit (loss)	$(31,060)	$(26,756)	$(542)	$1,267	$19,058
Other comprehensive income (loss):
Currency translation differences	295	160	(122)	55	25

Total comprehensive income (loss)	$(30,765)	$(26,596)	$(664)	$1,322	$19,083

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(in thousands)

	Note	Attributable to Equity Holders of the Company
		Share Capital and Share Premium Capital	Other Reserves	Retained Earnings	Total
Balance at July 1, 2006 (as restated)		$20,313	$3,549	$14,980	$38,842
Currency translation differences	15	—	295	—	295
Loss for the year (as restated)		—	—	(31,060)	(31,060)
Reclassification of convertible preferred shares from equity to financial liability (as restated)	16	(20,450)	(42,098)	—	(62,548)
Repurchase of common shares	14	(62)	—	—	(62)
Share option plan:
Value of employees’ services (as restated)	15	—	2,044	—	2,044
Value of consultants’ services (as restated)	15	—	101	—	101
Proceeds from shares issued	14	230	—	—	230

Balance at June 30, 2007 (as restated)		31	(36,109)	(16,080)	(52,158)
Currency translation differences	15	—	160	—	160
Loss for the year (as restated)		—	—	(26,756)	(26,756)
Reclassification of convertible preferred shares from financial liability to equity (as restated)	16	123,581	42,098	—	165,679
Transfer from equity to retained earnings	16	(73,390)	—	73,390	—
Repurchase of common shares	14	(28)	—	—	(28)
Share option plan:
Value of employees’ services (as restated)	15	—	4,739	—	4,739
Value of consultants’ services (as restated)	15	—	184	—	184
Proceeds from shares issued	14	351	—	—	351
Deferred tax charged to equity	19	—	53	—	53

Balance at June 30, 2008 (as restated)		50,545	11,125	30,554	92,224
Currency translation differences	15	—	(122)	—	(122)
Loss for the year		—	—	(542)	(542)
Repurchase of common shares	14	(300)	—	—	(300)
Share option plan:
Value of employees’ services	15	—	3,541	—	3,541
Proceeds from shares issued	14	51	—	—	51
Deferred tax charged to equity	19	—	(53)	—	(53)

Balance at June 30, 2009		50,296	14,491	30,012	94,799
Currency translation differences (unaudited)	15	—	25	—	25
Profit for the period (unaudited)		—	—	19,058	19,058
Share option plan:
Value of employees’ services (unaudited)	15	—	1,224	—	1,224
Proceeds from shares issued (unaudited)	14	82	—	—	82

Balance at December 31, 2009 (unaudited)		$50,378	$15,740	$49,070	$115,188

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

		Year Ended June 30,			Six Months Ended December 31,
	Note	2007	2008	2009	2008	2009
		(as restated)	(as restated)		(unaudited)
Cash flows from operating activities
Cash generated from operations	27	$22,210	$1,876	$24,430	$19,538	$19,041
Interest paid		(390)	(129)	(587)	(318)	(130)
Income tax paid		(3,409)	(248)	(1,127)	(906)	(984)

Net cash generated from operating activities		18,411	1,499	22,716	18,314	17,927

Cash flows from investing activities
Purchase of property, plant and equipment	7	(1,445)	(22,837)	(10,067)	(5,977)	(4,440)
Purchases of intangible assets	8	(1,348)	(1,093)	(5)	(5)	—
Proceeds from sale of property, plant and equipment	7	—	—	168	10	—
Restricted cash released	12	4,622	178	200	200	—
Investment in an associate	9	—	—	(40)	—	—

Net cash generated from (used in) investing activities		1,829	(23,752)	(9,744)	(5,772)	(4,440)

Cash flows from financing activities
Proceeds from issuance of Series C convertible preferred shares		29,742	—	—	—	—
Proceeds from exercise of share options	14	230	351	51	27	82
Repurchase of common shares	14	(581)	(28)	(300)	(150)	—
Proceeds from borrowing	18	—	10,000	6,000	6,000	—
Repayment of borrowing	18	(10,000)	—	(2,144)	—	(13,856)
Payments of IPO related costs		—	—	—	—	(195)
Principal payment on finance lease		—	(144)	(239)	(113)	(120)

Net cash generated from (used in) financing activities		19,391	10,179	3,368	5,764	(14,089)

Net increase (decrease) in cash and cash equivalents		39,631	(12,074)	16,340	18,306	(602)
Cash and cash equivalents at beginning of year/ period	13	16,288	55,973	44,095	44,095	60,416
Exchange gains (losses) on cash and cash equivalents		54	196	(19)	(21)	6

Cash and cash equivalents at end of year/ period	13	$55,973	$44,095	$60,416	$62,380	$59,820

Supplemental cash flow disclosures:
Property, plant and equipment purchased included in accounts and other payable		$—	$1,588	$251	$53	$356
Intangible asset acquired under capital leases		$—	$1,600	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY:

Alpha and Omega Semiconductor Limited and its subsidiaries (the “Company”) design, develop and supply a broad range of analog semiconductors, specializing in power semiconductors. The Company conducts its operations primarily in the United States of America (“USA”), Hong Kong, Macau, China, Taiwan, Korea and Japan.

The Company was incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of its registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The consolidated financial statements for and as of the three years ended June 30, 2009 were approved for issue by the audit committee of the Board of Directors on March 31, 2010. The unaudited financial statements for the six months ended December 31, 2009 were approved for issue by the audit committee of the Board of Directors on March 31, 2010.

NOTE 2—RESTATEMENT OF FINANCIAL RESULTS FOR THE FISCAL YEARS ENDED JUNE 30, 2007 AND 2008:

In December 2009, the Company concluded that its financial statements for the fiscal years ended June 30, 2007 and 2008 contained certain errors. The following table shows the effect of the restatement on the Company’s previously reported statements of income (loss):

	Year Ended June 30,
	2007	2007	2008	2008
(in thousands)	(as reported)	(as restated)	(as reported)	(as restated)
Revenue	$197,938	$198,178	$248,271	$248,030
Cost of goods sold	155,908	155,920	189,854	188,719
Gross profit	42,030	42,258	58,417	59,311
Research and development expenses	15,557	15,468	22,761	22,712
Selling, general and administrative expenses	16,559	16,417	35,800	35,636
Operating profit (loss)	9,914	10,373	(144)	963
Finance loss, net	(47,293)	(41,464)	(28,974)	(28,974)
Share of profit of an associate	1,015	1,088	2,757	2,822
Loss before income taxes	(36,364)	(30,003)	(26,361)	(25,189)
Income tax expense	1,057	1,057	1,646	1,567
Loss for the year available to equity holders of the Company	(37,421)	(31,060)	(28,007)	(26,756)

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table shows the effect of the restatement on the Company’s previously reported financial position:

	Year Ended June 30,
	2008	2008
(in thousands)	(as reported)	(as restated)
Inventories	$31,366	$32,546
Total current assets	106,670	107,849
Property, plant and equipment	25,873	25,735
Investment in an associate	19,611	19,394
Deferred income tax assets	661	688
Total assets	159,695	160,546
Income tax payables	3,327	3,275
Total current liabilities	58,545	58,493
Total liabilities	68,374	68,322
Other reserves	12,198	11,125
Retained earnings	28,578	30,554
Total equity	91,321	92,224

The following table shows the effect of the restatement on the Company’s previously reported cash flows:

	Year Ended June 30,
	2007	2007	2008	2008
(in thousands)	(as reported)	(as restated)	(as reported)	(as restated)
(Loss) before income tax for the year	$(36,364)	$(30,003)	$(26,361)	$(25,189)
Adjustments for
Depreciation	1,754	1,754	2,522	2,660
Share of loss from an associate	(1,015)	(1,088)	(2,757)	(2,822)
Share-based compensation	2,357	2,145	5,190	4,923
Changes in working capital
Inventories	11,088	11,088	(14,690)	(15,870)
Trade and other payables	3,386	3,488	4,796	4,984
Provisions	1,381	1,133	855	1,056
Cash flows from operating activities	18,308	18,411	1,311	1,499
Exchange gains on cash and cash equivalents	157	54	384	196

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Inventory Reserve

Subsequent to June 30, 2008 and prior to the issuance of its consolidated financial statements for the year ended June 30, 2008, the Company sold inventory on hand at June 30, 2008 for amounts greater than the Company’s estimate of realizable value used in the inventory reserve at June 30, 2008. As a result, the inventory reserve at June 30, 2008 was overstated by $1,179,000. The correction of the inventory reserve decreased cost of goods sold and increased profit (loss) attributable to equity holders and inventories. The following table shows the effects of the restatement on cost of goods sold and inventory on the Company’s statement of income (loss) and balance sheet for the fiscal year indicated:

(in thousands, except per share data)	Cost of Goods Sold	Profit (Loss) Attributable to Equity Holders	Inventories	Earnings Per Share
2008	$(1,179)	$1,179	$1,179	$0.15

Fair Values Changes of Preferred Shares

There was an error identified in the Company’s valuation of the preferred shares for the fiscal year ended June 30, 2007, which resulted in a $5,828,000 decrease in the fair value loss through profit or loss and an increase in net income and retained earnings. The following table shows the effects of the restatement of fair value loss through profit or loss to the corresponding line items of the Company’s statement of income (loss), balance sheet and statement of cash flows for the fiscal year indicated:

(in thousands, except per share data)	Fair Value Loss Through Profit or Loss	Profit (Loss) Attributable to Equity Holders	Retained Earnings	Earnings Per Share
2007	$5,828	$5,828	$5,828	$0.76

Share-Based Compensation Expense

There was an error identified in the application of forfeiture rates to the share-based compensation expenses for the fiscal years ended June 30, 2007 and 2008, which resulted in a $212,000 and $266,000, respectively, decrease in share-based compensation expenses and an increase in net income for the respective fiscal years. The following table shows the effects of adjustments as a result of the restatements of share-based compensation expenses in the corresponding line items of the Company’s statements of income (loss), balance sheets and statements of cash flows for the fiscal years indicated:

(in thousands, except per share data)	Cost of Goods Sold	Research and Development Expenses	Selling, General and Administrative Expenses	Profit (Loss) Attributable to Equity Holders	Other Reserves	Earnings Per Share
2007	$19	$(89)	$(142)	$212	$(212)	$0.03
2008	$(53)	$(50)	$(163)	$266	$(266)	$0.03

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Other Items

In addition to the specific restatement items discussed above, the Company also restated its previously reported financial statements for additional errors. While certain of these other items were not individually material in any period, these additional items considered in the aggregate with the above items were material and therefore the Company concluded that a restatement of these items was necessary. The following table shows the effects of the restatement relating to these other items to the corresponding line items of the Company’s statements of income (loss) and balance sheets for the fiscal years indicated:

(in thousands, except per share data)	2007	2008
Revenue	$240	$(240)
Cost of goods sold	(6)	97
Share of profit of an associate	73	65
Income tax expense	—	(79)

Profit (loss) attributable to equity holders of the Company	319	(193)
Earnings per share	0.04	(0.02)

Investment in an associate	73	65
Property, plant and equipment	—	(138)
Provisions	(201)	—

The above additional items also affected periods prior to July 1, 2006. The following table shows the effects to the balances as of July 1, 2006, of these items relating to periods ended prior to July 1, 2006:

(in thousands)	Investment in an Associate	Provisions	Other Reserves	Retained Earnings
	$(356)	$47	$(595)	$192

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These accounting policies have been consistently applied to all the years presented, unless otherwise stated. The Company’s fiscal year end is June 30. The consolidated financial statements are presented in the United States dollars (“U.S. dollars”), which is the Company’s functional currency.

Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial information are disclosed in Note 5 to the consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Unaudited Financial Information

The accompanying unaudited consolidated balance sheet as of December 31, 2009, consolidated statements of operations and of cash flows for the six months ended December 31, 2008 and 2009, and consolidated statement of changes in equity for the six months ended December 31, 2009 and related interim information contained in the notes to the consolidated financial statements are unaudited. In the opinion of management, the unaudited interim consolidated financial statements have been prepared in accordance with IFRS and include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of the Company’s financial positions as of December 31, 2009 and its statements of income (loss) and its cash flows for the six months ended December 31, 2008 and 2009. The results of the six months ended December 31, 2009 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2010.

Unaudited Pro Forma Equity

On December 22, 2009, the Company’s Board of Directors authorized the Company to submit a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common shares. Upon consummation of this offering, all of the Company’s outstanding convertible preferred shares will convert to an equivalent number of shares of the Company’s common share. Unaudited pro forma equity as of December 31, 2009, as adjusted for the impact of these conversions assuming the offering was consummated on December 31, 2009, is disclosed on the accompanying consolidated balance sheet.

Standards Adopted Early by the Company

IFRS 7 (amendment), Financial Instruments: Disclosures was adopted early by the Company for the fiscal years ended June 30, 2007, 2008 and 2009. IFRS 7 introduces new disclosures to improve disclosure of information of financial instruments. It requires disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specific minimum disclosures about credit risks, liquidity risk and market risk, including sensitivity of market risk. It replaces the disclosure requirements of IAS 32, Financial Instruments: Disclosure and Presentation. This standard does not have any impact on the classification of the Company’s financial instruments, but impacts on the format and extent of disclosures presented in the Company’s consolidated financial statements.

IFRS 8, Operating segments, effective on January 1, 2009, was adopted early by the Company for the fiscal years ended 2007, 2008 and 2009. IFRS 8 replaces IAS 14, Segment Reporting, and establishes standards for reporting information about operating segments. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company has historically been operating in one operating segment and the early adoption of IFRS 8 has not resulted in changes in the numbers of operating segment presented, but has resulted in changes in the entity-wide disclosures pertaining to the Company.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Standards, Amendments and Interpretations Adopted by the Company for Periods Starting After July 1, 2009

The following standards, amendments to existing standards and interpretations have been applied to accounting periods beginning on or after July 1, 2009:

•

IAS 23 (Amendment), Borrowing costs. The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. The adoption did not have a material impact on the Company’s financial statements.

•

IAS 1 (revised), Presentation of financial statements. The revised standard prohibits the presentation of items of income and expenses (that is, non-owner changes in equity) in the statement of changes in equity, requiring nonowner changes in equity) in the statement of changes in equity, requiring non-owner changes in equity to be presented separately from owner changes in equity in a statement of comprehensive income. The adoption did not have a material impact on the Company’s financial statements.

•

IFRS 2 (amendment), Share-based payment (effective July 1, 2009). The revised standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features need to be included in the grant date fair value for transactions with employees and others providing similar services; they do not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The adoption did not have a material impact on the Company’s financial statements.

•

IFRlC 17, Distribution of noncash assets to owners. The interpretation is part of the IASB’s annual improvements project published in April 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes noncash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The adoption did not have a material impact on the Company’s financial statements.

•

IAS 27 (revised), Consolidated and separate financial statements. The revised standard requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The adoption did not have a material impact on the Company’s financial statements.

•

IFRS 3 (revised), Business combinations (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

debt subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the noncontrolling interest in the acquiree at fair vale or at the noncontrolling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The adoption did not have a material impact on the Company’s financial statements.

•

IAS 38 (amendment), Intangible assets. The amendment is part of the IASB’s annual improvements project published in April 2009 and the Company applied IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The adoption did not have a material impact on the Company’s financial statements.

•

IFRS 5 (amendment), Measurement of noncurrent assets (or disposal groups) classified as held-for-sale. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of noncurrent assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The adoption did not have a material impact on the Company’s financial statements.

•

IAS 1 (amendment), Presentation of financial statements. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or noncurrent. By amending the definition of current liability, the amendment permits a liability to be classified as noncurrent (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares any time. The adoption did not have a material impact on the Company’s financial statements.

Consolidation

Subsidiaries—Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Associate—An associate is an entity over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting

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(Continued)

rights. Investment in an associate is accounted for using the equity method of accounting and is initially recognized at cost. The Company’s investment in an associate includes goodwill, net of any accumulated impairment loss, identified on acquisition (Note 9).

The Company’s share of the associate’s post-acquisition profits or losses is recognized in the statements of income (loss), and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When the Company’s share of losses in the associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations to make or made payments on behalf of the associate.

Unrealized gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate. Unrealized gains or losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the associate have been changed where necessary to ensure consistency with the policies adopted by the Company.

Foreign Currency Translation

Functional and Presentation Currency—Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency.

Transactions and Balances—Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of income (loss).

Translation—The results and financial position of all the Company entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each statements of income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•

on consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statements of income (loss) as part of the gain or loss on sale.

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(Continued)

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items and the costs incurred to make the assets ready for their intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statements of income (loss) during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over its estimated useful lives as follows:

Manufacturing machinery and equipment	5 years
Equipment and tooling	5 years
Computer equipment	3 years
Office furniture and equipment	5 years
Leasehold improvements	Shorter of expected economic useful life or the lease term which ranges from 2 years to 15 years

Equipment and construction in progress represent equipment received but necessary installation has not been performed or leasehold improvements have been started but not yet completed. Equipment and construction in progress are stated at cost and transferred to respective asset class when fully completed and ready for their intended use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as administrative expenses in the statements of income (loss).

Intangible Assets

Patents and Exclusive Licenses—Patents and exclusive licenses are initially recorded at cost or present value of future minimum payments and are amortized on a straight-line basis over their estimated useful lives of three to seven years.

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(Continued)

Computer Software—Costs associated with maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Company that will probably generate economic benefits beyond one year are recognized as intangible assets. Costs include the employee costs incurred to develop the software, implementation fees paid to outside consultants and an appropriate portion of relevant overhead with respect to the development. Computer software development costs recognized as assets are amortized over their estimated useful lives of five years starting from the date when it is ready for its intended use. No provision for amortization is made on project-in-progress until it is completed and ready for its intended use. Computer software leased from third parties is recognized as assets if substantial risks and rewards of ownership are transferred. Assets under finance lease are amortized over the lease term.

Research and Development—Research costs for semiconductor products are expensed as incurred. Costs incurred on development projects for semiconductor products are recognized as an intangible asset where the technical feasibility and intention of completing the project under development have been demonstrated and the resources are available to do so, costs are identifiable and can be reliably measured, and there is an ability to market the product to generate future economic benefits. Development costs that do not satisfy the above criteria are expensed as incurred.

Impairment of Investment in Associate and Nonfinancial Assets

Assets that have an indefinite useful life, or are not yet available for use, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets that incurred an impairment are reviewed for possible reversal of the impairment at each reporting date.

Financial Assets and Derivative Financial Instruments

The Company classifies its financial assets in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purposes for which the financial assets were acquired. Management determines the classification of its financial assets when they are initially recognized.

Derivatives and Financial Instruments Designated as Fair Value Through Profit or Loss—Derivatives are initially recognized at fair value on the date a derivative contract is entered into. Derivatives that do not qualify for hedge accounting are accounted for at fair value through profit or loss. Such fair value change through profit or loss is presented as a separate column in the statements of income (loss).

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(Continued)

Convertible Preferred Shares

Convertible preferred shares issued by the Company are classified as an equity instrument if the Company cannot be required contractually by the holders to settle or redeem the preferred shares in cash or other financial assets, unless in the event of liquidation. The conversion feature, which may result in the conversion to variable number of common shares under certain circumstances, but closely related to the host instrument, is classified as an equity instrument. Convertible preferred shares classified as equity are recognized at their respective net proceeds upon issuance.

Convertible preferred shares whereby there is a contractual obligation for Company, in certain circumstances other than a liquidation of the Company, to settle to the holders or redeem the preferred shares in cash or other financial assets with a conversion feature which may result in the conversion to a variable number of common shares comprise both a host debt instrument and an embedded derivative. Both of the host debt instrument and the embedded derivative are designated as financial liabilities at fair value through profit or loss upon initial recognition. At each reporting date subsequent to initial recognition, the entire convertible preferred shares are measured at fair value with the changes in fair value recognized in the statements of income (loss).

Convertible preferred shares that were classified initially as equity and subsequently re-classified as financial liabilities through profit or loss as a result of change in the terms of the instrument gave rise to the derecognition of the original equity instrument and the recognition of financial liabilities. The difference between the carrying amount of the equity instrument and the fair value of the newly recorded financial liability is recognized in equity at the time that the terms are changed.

Inventories

Inventories are stated at the lower of cost or net realizable value on a first-in, first-out basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment and price adjustments.

A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments of more than 30 days overdue are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statements of income (loss) within general and

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(Continued)

administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the statements of income (loss).

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Common Shares

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds. Any excess of proceeds from a new issue of shares (net of incremental costs directly attributable to the new issue) over the par value of the shares issued is recognized as share premium.

Trade Payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred, and subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of income (loss) over the period of the borrowings using the effective interest method.

Current and Deferred Income Tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statements of income (loss), except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided for in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or a liability in a transaction other than a business

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different entities where there is an intention to settle the balances on a net basis.

Employee Benefits

The Company maintains a 401(k) retirement plan for the benefit of qualified employees in the United States of America. Employees who participate may elect to make salary deferral contributions to the plan up to 100% of the employees’ eligible salary subject to annual Internal Revenue Code maximum limitations. The employer’s contribution is discretionary. The Company had not made any contributions for eligible employees as of June 30, 2009.

For its employees, the Company makes mandatory contributions to the respective local governments in terms of retirement, medical insurance and unemployment insurance, where applicable, according to labor and social security laws and regulations of the countries and areas in which the Company operates. The contribution rates are 7.7%, 22.5% and 6.0% for the United States of America, China and Taiwan, respectively. The Company has no obligations for the payment of such social benefits beyond the required contributions as set out above.

Provisions

Provisions are recognized when: (i) the Company has a present legal or contractual obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

The Company provides a one year standard product warranty. Warranty cost is accrued for as a charge to cost of goods sold when revenue is recognized. The estimated warranty cost is based on historical product performance experience and potential quality issues known to management.

The Company allows returns from certain distributors under the stock rotation program. The amount of returns is limited based on individual distributor agreement. The Company estimates stock rotation provision based on historical returns and individual agreement. Stock rotation provision is accrued for as a reduction of both revenue and cost of goods sold at the time when the revenue is recognized.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Revenue Recognition

The Company recognizes revenue when the significant risks and rewards of ownership of the products are transferred and the amount of revenue and associated costs can be measured reliably. Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business activities and is presented net of returns, rebates and discounts. Revenue is generally recognized upon delivery and less the estimated amount of potential price adjustments and returns.

Revenue to certain distributors is deferred until the distributor resells the products to the end customer due to price protection and right of returns that cannot be reliably measured.

Finance Income

Finance income represents interest income, and is recognized on a time-proportion basis using the effective interest method.

Share-Based Compensation

The Company maintains an equity-settled, share-based compensation plan under which share options were granted to employees, directors and consultants of the Company. The fair value of these options, as determined at the date of grant using the Black-Scholes option pricing model, is amortized over the respective vesting period according to the graded vesting terms of the options, with each installment of a graded vesting award accounted for as a separate share option grant and separately measured and attributed to share-based compensation expense, generally over five years.

When the options are exercised, the Company issues new shares. The proceeds received upon the exercise of these options are credited to share capital and share premium when the options are exercised.

Leases

Leases are classified as finance leases if substantial risks and rewards of ownership are transferred to the lessee. At the commencement of the lease term, finance leases are recognized as both assets and liabilities in the balance sheets at the lower of the fair value of the leased property and the present value of the future minimum lease payments. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of income (loss) on a straight-line basis over the period of the lease.

Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the period in which the dividends are approved by the Company’s shareholders. The Company has not declared and paid any dividends to date.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 4—FINANCIAL RISK MANAGEMENT:

Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

Currency Risk

The Company and its principal subsidiaries use U.S. dollars as their functional currency because most of the transactions are conducted and settled in U.S. dollars. All of their revenue and a significant portion of their operating expenses are denominated in U.S. dollars. However, foreign currencies are required to fund the Company’s overseas operations, primarily in Taiwan and China. Operating expenses of overseas operations are denominated in their respective local currencies. The Company has investments in foreign operations, whose net assets are potentially exposed to foreign currency translation risk. The functional currency for the Company’s in-house packaging and testing facility in China is U.S. dollars, and a significant majority of its capital expenditures are denominated in U.S. dollars. The Company’s management believes that its exposure to foreign currency translation risk is not significant because the net assets denominated in foreign currencies pertaining to foreign operations, principally in Taiwan and China, are not significant to its consolidated net assets.

Interest Rate Risk

The Company’s interest-bearing assets comprise mainly interest-bearing short-term bank balances. The Company manages its interest rate risk by placing such balances in instruments with various short-term maturities and interest rate terms. These borrowings expose it to interest rate risk. Borrowings are drawn down after due consideration of market conditions and expectation of future interest rate movements. These borrowings are subject to floating interest rates and therefore expose the Company to cash-flow interest rate risk.

Credit Risk

Credit risk arises from cash and cash equivalents deposited with banks and financial institutions and credit exposure to distributors on outstanding receivables. The Company manages its credit risk associated with exposure to distributors and end customers on outstanding trade receivables through the application of credit approvals, credit ratings and other monitoring procedures. In some instances, the Company also obtains letters of credit from certain customers.

Credit sales, which are mainly on credit terms of 30 days, are only made to customers who meet the Company’s credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. The Company’s management considers the Company’s financial assets to be of good credit quality because its key distributors have long-standing business relationships with the Company and the Company has not experienced any significant bad debt write-offs of trade receivables in the past. The Company’s management closely monitors the aging of receivables from its distributors and nondistributor customers, and regularly reviews their financial positions, where available.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Summarized below are individual customers whose revenue or trade receivable balances were 10% or higher than the respective total consolidated amounts:

	Year Ended June 30,			Six Months Ended December 31,
Percentage of revenue	2007	2008	2009	2008	2009
				(unaudited)
Customer A	37.2%	38.5%	34.1%	34.1%	34.3%
Customer B	30.3%	38.9%	42.0%	42.8%	42.1%

	Year Ended June 30,		Six Months Ended December 31,
Percentage of trade receivables	2008	2009	2009
			(unaudited)
Customer A	61.3%	59.1%	82.0%
Customer B	28.0%	25.3%	11.7%

Based on the above factors, management does not consider there is any significant credit risk, or risk on the concentration of credits, with respect to these customers.

Liquidity Risk

The Company’s objective in managing liquidity risk is to maintain a balance between the continuity and flexibility of funding through the use of the Company’s bank balances and deposits along with bank borrowings. At June 30, 2009, the Company had borrowings of $13,856,000 under a credit facility with a bank in the United States of America. The credit facility was on a three year repayment schedule commenced on January 1, 2009. The credit facility was paid off in full in October 2009.

All other financial liabilities of the Company, including trade and other payables and trade payable to an associate, have maturities of less than one year according to their respective contractual maturity dates.

Capital Risk

The Company’s objectives when managing capital structure and risk are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company considers various alternatives, including issuance of preferred shares, debt financing, leasing, or adjustment to the dividend policy.

The Company monitors its capital risk on the basis of the debt-to-equity ratio, which is calculated by dividing its total debt (including borrowings, trade and other payables, current and deferred income tax liabilities, provisions and other noncurrent liabilities as shown in the consolidated balance sheets) by the total shareholders’ equity.

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(Continued)

The debt-to-equity ratios are as follows:

	As of June 30,		As of December 31,
(in thousands, except for ratio)	2008	2009	2009
	(as restated)		(unaudited)
Trade and other payables	$41,235	$36,146	$33,901
Trade and other payable to an associate	8,746	9,281	6,253
Provisions	3,413	2,238	2,917
Borrowings	10,000	13,856	—
Current income tax liabilities	3,275	2,545	2,602
Finance lease	1,644	1,405	1,285
Deferred income tax liabilities	9	95	111

Total debt	68,322	65,566	47,069

Total equity, including convertible preferred shares	$92,224	$94,799	$115,188

Debt-to-equity ratio	0.7	0.7	0.4

NOTE 5—CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of the Company’s consolidated financial statements requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including those related to revenue recognition, inventory reserve, warranty reserve, income taxes, share-based compensation, fair value of convertible preferred shares and investment in an associate.

Revenue Recognition

The Company sells its products primarily to distributors, who in turn sell the products globally to various end customers. The Company’s revenue is net of the effect of the estimated stock rotation returns and price adjustments that it expects to provide to certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by distributors during a specified period. The Company estimates provision for stock rotation returns based on historical returns and individual distributor agreements. The Company also provides special pricing to certain distributors, primarily based on volume, to encourage resale of the Company’s products. The Company estimates the expected price adjustments at the time revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. If actual stock rotation returns or price adjustments differ from its estimates, adjustments may be recorded in the period when such actual information is known. Provision for price adjustments is recorded as contra trade receivables and provision for stock rotations is recorded as provisions in the consolidated balance sheets.

Inventory Reserves

The Company carries inventories at the lower of cost or market on a first-in first-out basis. The Company records inventory reserves to adjust inventories to net realizable value when it believes that the net realizable value is less than the cost. Inventory reserves are made based on its periodic review of inventory quantities on hand as compared with its sales forecasts,

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(Continued)

historical usage, aging of inventories, production yield levels and current product selling prices. The Company’s sales forecasts may differ from actual results due to changes in market and economic conditions and changes in technologies. The difference between the actual and estimated reserves could have a material effect on the Company’s recorded inventory values and cost of goods sold.

Warranty Reserve

The Company provides a standard one-year warranty for the products it sells. The Company accrues for estimated warranty costs at the time when revenue is recognized. Warranty cost is estimated based on the historical data and anticipated warranty claims known at the time that the estimate is made. If actual warranty costs differ significantly from the Company’s estimate, adjustments may be recorded in the future.

Accounting for Income Taxes

The Company is subject to income taxes in a number of jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company establishes accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Company records deferred tax assets if, based on the estimate of future taxable income in a particular jurisdiction, it is probable that the Company will be able to utilize deferred tax assets. The Company’s judgments regarding future taxable income may change due to changes in market conditions, tax laws, tax planning strategies or other factors. If the Company’s assumptions and consequently the estimates change in the future, the deferred tax assets we have established may be increase or decrease, resulting in changes in income tax expense. The Company’s effective tax rate is highly dependent upon the geographic distribution of the worldwide earnings or losses, the tax laws and regulations in each geographical region, the availability of tax credits and carryforwards and the effectiveness of tax planning strategies.

Share-Based Compensation Expense

The Company recognizes share-based compensation expenses based on the estimated fair value of the options determined by the Black-Scholes option pricing model, using the accelerated vesting attribution method. Share-based compensation expense is significant to the consolidated financial statements and is calculated using the Company’s best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include fair value of the underlying common shares, expected term, share price volatility and forfeiture rates.

The Company establishes the expected term based on the historical data of similar entities’ data as adjusted for expected changes in future exercise patterns. The Company estimates forfeiture rates based on historical average period of time that options were outstanding and forfeited. The Company estimates expected volatility based on the volatility of similar entities

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(Continued)

whose shares are publicly available. The risk-free interest rate is based on the U.S. Treasury yields at the time of grant for periods corresponding to the expected term of the options. The expected dividend yield is zero based on the fact that the Company has not historically paid dividends and has no current intention to pay dividends.

The Company commissioned an independent third party to conduct contemporaneous valuations to assist the compensation committee of the Board of Directors in the determination of the fair value of its common shares. The Company’s compensation committee was regularly apprised that each valuation was being conducted and ensured that the relevant objective and subjective factors deemed important by the Board of Directors were accounted for in each valuation conducted. The compensation committee also ensured that the assumptions and inputs used in connection with such valuations reflected the Board of Directors’ best estimate of the Company’s business conditions, prospects and operating performance at each valuation date. The deemed fair value per common share underlying the Company’s share option grants was determined by the compensation committee with input from management at each grant date after taking into consideration the fair value of the latest valuation report and other factors such as the Company’s own operating and financial performance, the introduction of new products, the price of its preferred share financing with third party investors in arm’s length transactions, the lack of a public market for the Company’s common shares, the likelihood of achieving a liquidity event, industry growth and volume, the performance of similarly situated companies in the Company’s industry and stock market indexes, emerging trends and issues, trends in consumer confidence and spending, overall economic indicators and the general economic outlook. The Company utilizes an option pricing model and a probability-weighted expected return model to determine the deemed fair value of the common shares. The Company then considers the fair values of the common shares based on the above two models to determine the fair value of the common shares.

Fair Value of Convertible Preferred Shares

The Company utilized both the option pricing model and the probability-weighted expected return method to determine the deemed fair value of its series A, B and C preferred shares at each valuation date.

Under the option pricing model, which commonly uses the Black-Scholes model, the determination of the preferred share value is based on a method whereby each class of shares is modeled as a call option with a unique claim on the assets of the Company. The characteristics of each class of shares determine the uniqueness of each class’ claim on the assets and include liquidation preferences, participation features, convertibility features and value sharing among classes of shares. The value of the preferred shares is then based on the allocation of the call options accordingly.

In addition, given the probability of an initial public offering, the Company used the probability-weighted expected return method to estimate the value of the preferred shares on a common share equivalent basis. The probability-expected return method is used to estimate the value of the preferred shares based upon an analysis of the value of the preferred shares under each of the following scenarios:

•	an initial public offering of the Company’s common shares or sale to an acquirer at a price per common share resulting in the holders of the Company’s preference shares

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

choosing to convert into common shares based on the economic value of the sale to such holders;

•

a sale to an acquirer at a price per common share resulting in the holders of the Company’s preference shares potentially choosing not to convert into common shares based on the economic value of the sale to such holders, thereby receiving their liquidation preference and a portion of the remaining proceeds;

•	remaining a private company; and

•	dissolution.

At each valuation date, the Company reviewed and determined the probability of the occurrence of each of the four scenarios, then considered an appropriate marketability discount, reflecting the lack of marketability of the Company’s shares. The marketability discount rates were determined by a quantitative marketability discount methodology. The particular marketability discount applied to each scenario event depended primarily upon the time between the valuation date and the scenario event date as well as the type of the event.

In applying both the option pricing model and the probability-weighted expected return method, an income approach was used to estimate the aggregate enterprise value at each valuation date. The income approach involves applying an appropriate risk adjusted discount rate to projected debt free cash flows, based on forecasted revenue and costs. A market approach was then used as a secondary valuation methodology to check the estimates derived from using the income approach. Comparable companies operating in the semiconductor industry were utilized and remained largely unchanged during the valuation process.

The financial forecasts for each valuation date used in the computation of the enterprise value for the income approach were based on assumed revenue growth rates that took into account the Company’s past experience and contemporaneous future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital.

The Company then considered the values determined in the option pricing model and the probability-weighted expected return model to determine the fair value of each series of preferred shares on each valuation date.

In addition to the consideration of the general factors described above, the most significant factors that the Company’s board of directors considered in determining the aggregate enterprise value of the Company were the issuance of series C preferred shares in December 2006, the Company’s revenue growth, the last twelve months trailing revenue multiples of the Company’s selected comparable public companies and the anticipated timing of a potential liquidity event, most specifically an initial public offering.

Changes in these subjective assumption used could materially affect the fair value estimate of the Company’s preferred shares.

Investment in an Associate

The Company owned a 40.3% economic interest in Agape Package Manufacturing Limited (“APM”) at June 30, 2009. APM is considered to be an associate after due consideration of the

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

provisions under IAS 27, Consolidated and Separate Financial Statements and SIC Interpretation 12, Consolidation—Special Purpose Entities, including criteria such as the level of control or influence over the financial and operating policies of APM, the composition of APM’s board of directors, and the existence of any contractual obligation for APM to provide services to, or conduct its activities on behalf of the Company. Based on management’s judgments, the investment in APM is accounted for under the equity method of accounting.

NOTE 6—SEGMENT INFORMATION

The Company is organized as, and operates in, one operating segment: design, development and marketing of power semiconductor products for computing, consumer electronics, communication and industrial applications. The chief operating decision-maker is the Chief Executive Officer. The financial information presented to the Company’s Chief Executive Officer is on a consolidated basis, accompanied by information about revenue by customer and geographic region, for purposes of evaluating financial performance and allocating resources.

The Company sells its products primarily to distributors in the Asia Pacific region, who in turn sell these products to end customers. Because the Company’s distributors sell their products to end customers which may have global presence, revenue by geographical location are not necessarily representative of the geographical distribution of sales to end user markets. The revenue by geographical location in the following tables are based on the country or region in which the products were shipped to:

	Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
(in thousands)	(as restated)	(as restated)		(unaudited)
Revenue
Hong Kong	$198,108	$246,512	$181,623	$96,410	$138,199
China	—	1,319	2,325	1,864	4
United States	70	199	841	752	108
Other countries	—	—	287	99	388

	$198,178	$248,030	$185,076	$99,125	$138,699

The Company is domiciled in Bermuda. Substantially all of the Company’s revenue is derived from external customers outside the place of domicile. The breakdown of the revenue from external customers by country is disclosed above.

The following is a summary of revenue by product type:

	Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
(in thousands)	(as restated)	(as restated)		(unaudited)
Revenue
Power discrete	$195,490	$236,927	$165,712	$91,084	$122,221
Power IC	2,688	11,103	19,364	8,041	16,478

	$198,178	$248,030	$185,076	$99,125	$138,699

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following is a summary of noncurrent assets by geographic region where the assets are located:

	June 30,		December 31, 2009
	2008	2009
(in thousands)	(as restated)		(unaudited)
Noncurrent assets
United States	$7,205	$5,531	$4,820
Taiwan	280	186	242
China	43,324	46,444	51,649
The Cayman Islands	1,125	858	725
Other countries	75	52	111

Unallocated assets—Deferred income tax assets	688	1,218	1,629

	$52,697	$54,289	$59,176

The Company’s noncurrent assets located in the Cayman Islands represent patents and exclusive licenses acquired by the Company.

NOTE 7—PROPERTY, PLANT AND EQUIPMENT:

(in thousands)	Manufacturing Machinery and Equipment	Equipment and Tooling	Computer Equipment	Office Furniture and Equipment	Leasehold Improvements	Equipment and Construction in Progress	Total
As of July 1, 2007
Cost	$—	$4,325	$3,080	$367	$641	$—	$8,413
Accumulated depreciation	—	(2,154)	(1,849)	(174)	(251)	—	(4,428)

Net book amount	$—	$2,171	$1,231	$193	$390	$—	$3,985

For the Year Ended June 30, 2008 (as restated)
Opening net book amount	—	2,171	1,231	193	390	—	3,985
Additions	12,921	2,227	1,602	260	6,303	1,112	24,425
Disposals	—	—	—	—	(15)	—	(15)
Depreciation	(401)	(998)	(858)	(115)	(288)	—	(2,660)

Closing net book amount	12,520	3,400	1,975	338	6,390	1,112	25,735
As of June 30, 2008 (as restated)
Cost	12,921	6,552	4,682	627	6,916	1,112	32,810
Accumulated depreciation	(401)	(3,152)	(2,707)	(289)	(526)	—	(7,075)

Net book amount	$12,520	$3,400	$1,975	$338	$6,390	$1,112	$25,735

For the Year Ended June 30, 2009
Opening net book amount	12,520	3,400	1,975	338	6,390	1,112	25,735
Additions (net transfer out)	6,758	643	409	32	1,065	(177)	8,730
Disposals	—	(58)	(38)	(2)	(51)	—	(149)
Depreciation	(2,951)	(1,174)	(980)	(129)	(828)	—	(6,062)

Closing net book amount	16,327	2,811	1,366	239	6,576	935	28,254

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

(in thousands)	Manufacturing Machinery and Equipment	Equipment and Tooling	Computer Equipment	Office Furniture and Equipment	Leasehold Improvements	Equipment and Construction in Progress	Total
As of June 30, 2009
Cost	19,679	7,072	4,971	650	7,668	935	40,975
Accumulated depreciation	(3,352)	(4,261)	(3,605)	(411)	(1,092)	—	(12,721)

Net book amount	$16,327	$2,811	$1,366	$239	$6,576	$935	$28,254

For the Six Months Ended December 31, 2009
Opening net book amount	16,327	2,811	1,366	239	6,576	935	28,254
Additions (unaudited)	3,246	636	273	20	45	325	4,545
Depreciation (unaudited)	(2,089)	(591)	(454)	(59)	(408)	—	(3,601)

Closing net book amount (unaudited)	17,484	2,856	1,185	200	6,213	1,260	29,198
As of December 31, 2009 (unaudited)
Cost	22,925	7,708	5,244	670	7,713	1,260	45,520
Accumulated depreciation	(5,441)	(4,852)	(4,059)	(470)	(1,500)	—	(16,322)

Net book amount	$17,484	$2,856	$1,185	$200	$6,213	$1,260	$29,198

Depreciation expense was charged to the consolidated statements of income (loss) as follows:

	Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
(in thousands)		(as restated)		(unaudited)
Cost of goods sold	$486	$1,096	$4,532	$2,133	$2,871
Research and development expenses	662	886	986	499	484
Selling, general and administrative expenses	606	678	544	287	246

	$1,754	$2,660	$6,062	$2,919	$3,601

The Company had pledged certain equipment as collateral under the borrowing arrangement with a bank (Note 18).

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 8—INTANGIBLE ASSETS:

(in thousands)	Patents and Exclusive Rights	Computer Software	Total
As of July 1, 2007
Cost	$1,266	$3,330	$4,596
Accumulated amortization	(185)	—	(185)

Net book amount	1,081	3,330	4,411

For the Year Ended June 30, 2008
Opening net book amount	1,081	3,330	4,411
Additions	300	2,259	2,559
Amortization charge	(256)	(133)	(389)

Closing net book amount	1,125	5,456	6,581
As of June 30, 2008
Cost	1,566	5,589	7,155
Accumulated amortization	(441)	(133)	(574)

Net book amount	1,125	5,456	6,581

For the Year Ended June 30, 2009
Opening net book amount	1,125	5,456	6,581
Additions	—	5	5
Amortization charge	(267)	(1,199)	(1,466)

Closing net book amount	858	4,262	5,120
As of June 30, 2009
Cost	1,566	5,594	7,160
Accumulated amortization	(708)	(1,332)	(2,040)

Net book amount	858	4,262	5,120

For the Six Months Ended December 31, 2009
Opening net book amount	858	4,262	5,120
Amortization charge (unaudited)	(134)	(598)	(732)

Closing net book amount (unaudited)	724	3,664	4,388

As of December 31, 2009 (unaudited)
Cost	1,566	5,594	7,160
Accumulated amortization	(842)	(1,930)	(2,772)

Net book amount (unaudited)	$724	$3,664	$4,388

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Amortization of the Company’s acquired patents and exclusive licenses, computer software and internally developed computer software has been included in the statements of income (loss) as follows:

	Year Ended June 30,			Six Months Ended December 31,
(in thousands)	2007	2008	2009	2008	2009
				(unaudited)
Cost of goods sold	$66	$109	$290	$154	$149
Research and development expenses	40	225	779	398	407
Selling, general and administrative expenses	—	55	397	181	176

	$106	$389	$1,466	$733	$732

NOTE 9—INVESTMENT IN AN ASSOCIATE:

	Year Ended June 30,		Six Months Ended December 31,
(in thousands)	2008	2009	2009
	(as restated)		(unaudited)
Beginning of the year/period	$16,794	$19,394	$19,399
Share of profit (loss)	2,822	(35)	4,099
Currency translation difference	(222)	—	—
Investment in an associate	—	40	—

End of the year/period	$19,394	$19,399	$23,498

Investment in an associate included goodwill of $1,519,000 at June 30, 2008 and 2009 and at December 31, 2009 (unaudited).

	June 30,		December 31,
(in thousands)	2008	2009	2009
			(unaudited)
Investment at cost	$16,000	$16,040	$16,040

Since July 2004, the Company has invested in APM, a Cayman Islands company, which provides semiconductor packaging and testing services. The main operations of APM are located in Shanghai, China. At June 30, 2007, 2008 and 2009, the Company held a 40.3% economic interest in APM. The investment is accounted for under the equity method of accounting. An employee of the Company serves as a director of APM and the Company was a major customer of APM at June 30, 2009 and December 31, 2009.

Two executives of the Company also collectively held 1,400,000 common shares of APM purchased at the inception of APM for $0.01 per share. One of the two executives held a warrant until March 2009, which allowed him to purchase 3,000,000 common shares at $0.01 per share. In March 2009, such warrant was transferred to charities.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Summarized financial information of APM is outlined as follows:

	June 30,		December 31,
(in thousands)	2008	2009	2009
	(as restated)		(Unaudited)
Current assets	$24,037	$27,182	$31,875
Noncurrent assets	51,175	44,740	49,557

Total assets	75,212	71,922	81,432

Current liabilities	27,004	23,926	23,033
Shareholders’ equity	48,208	47,996	58,399

Total liabilities and shareholders’ equity	$75,212	$71,922	$81,432

	Year Ended June 30,			Six Months Ended December 31,
(in thousands)	2007	2008	2009	2008	2009
	(as restated)			(Unaudited)	(Unaudited)
Revenue	$33,414	$56,087	$49,346	$23,618	$44,948
Cost of revenue	(28,005)	(45,669)	(44,981)	(22,071)	(36,150)
Operating expense	(2,407)	(2,937)	(4,192)	(1,426)	(1,754)
Other income (expenses), net	(297)	352	(53)	53	(189)
Income tax benefit (expense)	—	(513)	(456)	(355)	3,513

Net income (loss)	$2,705	$7,320	$(336)	$(181)	$10,368

NOTE 10—TRADE RECEIVABLES:

	June 30,		December 31,
(in thousands)	2008	2009	2009
	(as restated)		(Unaudited)
Net billings	$38,343	$31,944	$25,955
Less: Provision for price adjustments	(8,769)	(11,002)	(11,635)
Less: Provision for impairment	(87)	(30)	(30)

Trade receivables	$29,487	$20,912	$14,290

The carrying amounts of trade receivables approximate their fair values due to their short maturity terms, and they are denominated in U.S. dollars.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The aging analysis of net billings which were past due but not impaired is as follows. These relate to a number of distributors and nondistributors for whom there is no recent history of default.

	June 30,		December 31,
(in thousands)	2008	2009	2009
			(unaudited)
Past due but not impaired
1—30 days past due	$11,818	$12,732	$5,298
31—60 days past due	177	—	172
over 61 days past due	266	142	—

	$12,261	$12,874	$5,470

Changes in the provision for price adjustments are as follows:

	Year Ended June 30,		Six Months Ended December 31,
(in thousands)	2008	2009	2009
			(unaudited)
Beginning of the year/period	$4,319	$8,769	$11,002
Provision for the year/period	39,726	57,007	45,755
Utilized	(35,276)	(54,774)	(45,122)

End of the year/period	$8,769	$11,002	$11,635

Changes in the provision for impairment of trade receivables are as follows:

	Year Ended June 30,		Six Months Ended December 31,
(in thousands)	2008	2009	2009
			(unaudited)
Beginning of the year/period	$141	$87	$30
Provision (released) for the year/period	(54)	(57)	—

End of the year/period	$87	$30	$30

The maximum exposure to credit risk at the reporting date is the fair value mentioned above. The Company does not hold any collateral as security.

NOTE 11—INVENTORIES:

	June 30,		December 31,
(in thousands)	2008	2009	2009
	(as restated)		(unaudited)
Raw materials	$13,414	$6,509	$5,765
Work in progress	3,166	6,912	8,783
Finished goods	15,966	9,382	10,843

	$32,546	$22,803	$25,391

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 12—RESTRICTED CASH:

At June 30, 2008, a subsidiary of the Company had maintained an amount of $200,000, as restricted cash to secure letters of credit arrangements with a bank for the purchase of property, plant and equipment. No such restricted cash arrangement was required at June 30, 2009 and December 31, 2009 (unaudited).

NOTE 13—CASH AND CASH EQUIVALENTS:

	June 30,		December 31,
(in thousands)	2008	2009	2009
			(unaudited)
Cash at bank and on hand	$12,948	$38,097	$20,723
Short-term bank deposits	31,147	22,319	39,097

Cash and cash equivalents	$44,095	$60,416	$59,820

Denominated in
U.S. Dollar	$42,061	$58,243	$58,219
Chinese Yuan (RMB)	1,620	1,986	1,389
Others	414	187	212

	$44,095	$60,416	$59,820

NOTE 14—SHARE CAPITAL AND SHARE PREMIUM:

Common Shares

The Company’s bye-laws, as amended, authorized the Company to issue 24,000,000 and 24,337,905 common shares with par value of $0.002 each as of June 30, 2009 and December 31, 2009 (unaudited), respectively. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of shares outstanding. No dividends had been declared as of June 30, 2009.

During the fiscal years ended June 30, 2007, 2008 and 2009, the Company repurchased 10,000, 4,000 and 31,914 of its own common shares, respectively, from its former employees and chief executive officer. The total amounts paid to repurchase the shares were $62,000, $28,400 and $300,000, respectively, and were deducted from common shares, to the extent of the par value of the shares and share premium. In addition, the Company paid $519,000 during the fiscal year ended June 30, 2007 to its former employees to settle a payable from repurchases of common shares in fiscal year 2006.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The changes in the Company’s issued and fully paid common shares are as follows:

(in thousands)	Number of Shares	Amount	Amount of Share Premium	Total Amount
As of July 1, 2006	7,626	$15	$(152)	$(137)
Proceeds from shares issued under 2000 share plan	140	1	229	230
Repurchase of common shares	(10)	—	(62)	(62)

As of June 30, 2007	7,756	16	15	31
Proceeds from shares issued under 2000 share plan	164	—	351	351
Repurchase of common shares	(4)	—	(28)	(28)

As of June 30, 2008	7,916	16	338	354
Proceeds from shares issued under 2000 share plan	35	—	51	51
Repurchase of common shares	(32)	—	(300)	(300)

As of June 30, 2009	7,919	16	89	105
Proceeds from shares issued under 2000 share plan (unaudited)	51	—	82	82

As of December 31, 2009 (unaudited)	7,970	$16	$171	$187

2000 Share Plan

The 2000 Share Plan (the “2000 Plan”), as amended, authorized the Board of Directors to grant incentive share options and nonstatutory share options to employees, directors and consultants of the Company and its subsidiaries for up to 5,425,000 common shares. Under the 2000 Plan, incentive share options and nonstatutory share options are to be granted at a price that is not less than 100% and 85% of the fair value of the common share at the date of grant for employees and consultants, respectively. Options generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

In connection with the adoption of the 2009 Share Option/Share Issuance Plan (“2009 Plan”) on September 18, 2009, the 2000 Share Plan was terminated and no further awards will be granted under the 2000 Share Plan.

2009 Share Option/Share Issuance Plan

The 2009 Plan, as approved in September 2009 at the annual general meeting of shareholders, authorized the Board of Directors to grant incentive share options, nonstatutory share options and restricted shares to employees, directors, and consultants of the Company and its subsidiaries for up to 1,250,000 common shares. Under the 2009 Plan, incentive share options and nonstatutory share options are to be granted at a price that is not less than 100% and 85% of the fair value of the common shares at the date of grant for employees and consultants, respectively. Options generally vest over a five-year period, 20% on the first

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

A summary of the status of the 2000 Plan and 2009 Plan and changes during the years and six months then ended is presented as follows:

	Number of Options Outstanding	Weighted Average Exercise Price
As of July 1, 2006	2,662,137	$2.86
Options granted	640,650	8.78
Options exercised	(140,374)	1.44
Options cancelled or forfeited	(275,942)	3.80

As of June 30, 2007	2,886,471	4.14
Options granted	1,647,950	12.34
Options exercised	(163,928)	2.18
Options cancelled or forfeited	(146,744)	5.14

As of June 30, 2008	4,223,749	7.38
Options granted	447,500	9.18
Options exercised	(34,625)	1.46
Options cancelled or forfeited	(525,332)	10.26

As of June 30, 2009	4,111,292	7.26
Options granted (unaudited)	275,250	9.60
Options exercised (unaudited)	(50,875)	1.92
Options cancelled or forfeited (unaudited)	(190,179)	9.98

As of December 31, 2009 (unaudited)	4,145,488	$7.36

The fair value of the common shares at the respective exercise date ranged from $8.24 to $9.60, $11.00 to $13.00, $7.60 to $13.00 and $8.40 to $10.50 for the fiscal years ended June 30, 2007, 2008, 2009 and for the six months ended December 31, 2009 (unaudited), respectively.

Of the share options granted under the 2000 Plan, 15,000 and 40,000 shares of options were granted to consultants during the fiscal years ended June 30, 2007 and 2008. No share options were granted to consultants during the fiscal year ended June 30, 2009.

In May 2009, the Company cancelled 160,000 shares of options previously granted to two executives at $13.00 per share in February 2008 and August 2008 and granted the same number of shares of options at the then-fair value of the common shares of $7.60 per share. The unamortized share-based compensation expense continues to be charged to the statements of income (loss) and additional $180,000 share-based compensation expense was calculated at the grant date and $53,000 and $41,000 were amortized to expense based on the new vesting schedules in the fiscal year ended June 30, 2009 and the six-month period ended December 31, 2009 (unaudited), respectively.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

During the six months ended December 31, 2009, the Company identified certain errors in prior periods totaling $91,000 related to share-based compensation. The prior-period share-based compensation expense did not reflect the forfeiture of unvested share options of certain former employees. As a result, share-based compensation expense for the fiscal years ended June 30, 2007 through June 30, 2009 was overstated by $91,000, including a $59,000 overstatement for the fiscal year ended June 30, 2009. The correction of such overstatements would reduce the net loss for each of the three fiscal years in the period ended June 30, 2009. The Company has assessed the materiality of these errors on the prior periods and concluded that such errors were not material to those periods. The Company has also concluded that the out of period correction of these errors, which resulted in a $91,000 reduction in share-based compensation for the six months ended December 31, 2009 (unaudited), is not material to such period.

The weighted average fair values of the options granted on the date of grant during the fiscal years ended June 30, 2007, 2008 and 2009 were $4.50, $5.94 and $3.30 and $4.58 during the six months ended December 31, 2009 (unaudited), respectively. They were determined using the Black-Scholes option pricing model. The significant inputs into the model were as follows:

	Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
(unaudited)
Fair value of common shares at grant dates	$8.24 - $9.60	$11.00 - $13.00	$7.60 - $13.00	$9.40 - $13.00	$8.40 - $10.50
Exercise price	$8.60 - $9.60	$11.00 - $13.00	$7.60 - $13.00	$9.40 - $13.00	$8.40 - $10.50

Volatility rate	48.0% -50.0%	48.0% - 49.0%	44.0% - 50.0%	44.1% - 44.6%	49.4% - 50.0%
Risk-free rate	4.6% - 4.7%	2.4% - 4.6%	1.7% - 3.3%	2.5% - 3.3%	2.2% - 2.6%

Expected option life	5.5 - 6.5 years	5.5 years	5.5 years	5.5 years	5.5 years
Dividend yield	0%	0%	0%	0%	0%

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Information with respect to share options outstanding and share options exercisable at the end of the fiscal years and six months was as follows:

	Options Outstanding			Options Vested and Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
June 30, 2008
$0.40 - $0.80	791,050	5.5	$0.72	692,231	$0.72
$2.00	398,083	6.4	$2.00	289,175	$2.00
$4.00	285,814	6.8	$4.00	182,844	$4.00
$6.00 - $6.50	491,663	7.4	$6.20	254,448	$6.18
$8.60 - $9.60	625,939	8.3	$8.78	217,851	$8.72
$11.00 - $11.40	595,500	9.1	$11.16	106,399	$11.14
$13.00 - $14.30	1,035,700	9.6	$13.04	90,320	$13.06

	4,223,749			1,833,268

June 30, 2009
$0.40 - $0.80	762,173	4.5	$0.72	761,375	$0.72
$2.00	396,483	5.4	$2.00	369,547	$2.00
$4.00	276,583	5.8	$4.00	234,745	$4.00
$6.00 - $7.60	605,650	7.4	$6.62	318,681	$6.20
$8.60 - $9.60	651,587	7.9	$8.94	274,266	$8.72
$11.00 - $11.40	485,667	8.1	$11.14	223,320	$11.12
$13.00 - $14.30	933,149	8.6	$13.04	299,249	$13.06

	4,111,292			2,481,183

December 31, 2009 (unaudited)
$0.40 - $0.80	745,548	3.9	$0.72	745,550	$0.72
$2.00	363,083	4.9	$2.00	361,033	$2.00
$4.00	263,700	5.3	$4.00	249,405	$4.00
$6.00 - $7.60	598,550	6.9	$6.62	372,815	$6.28
$8.40 - $9.60	668,066	7.7	$8.84	303,751	$8.78
$10.50 - $11.40	628,366	8.1	$10.98	281,551	$11.10
$13.00 - $14.30	878,175	8.0	$13.06	374,167	$13.06

	4,145,488			2,688,272

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table summarizes the Company’s options granted during the period from September 30, 2008 through December 31, 2009, and its estimated fair value at the time of grant:

Date of Grant	Number of Shares	Exercise Price (per Share)	Fair Value (per Share)
November 21, 2008	40,000	$9.40	$9.40
February 12, 2009	146,250	$9.40	$9.40
May 5, 2009	192,750	$7.60	$7.60
August 13, 2009	117,750	$8.40	$8.40
November 12, 2009	96,000	$10.50	$10.50
December 22, 2009	61,500	$10.50	$10.50

NOTE 15—OTHER RESERVES:

(in thousands)	Share- Based Payment Reserve	Translation	Excess of Fair Value Over Carrying Value of Convertible Preferred Shares Reclassified From Equity to Financial Liability and Financial Liability to Equity	Total
July 1, 2006 (as restated)	$3,316	$233	$—	$3,549
Currency translation differences		295		295
Reclassification of convertible preferred shares from equity to financial liability (as restated)	—	—	(42,098)	(42,098)
Share option plan
Value of employees’ services (as restated)	2,044	—	—	2,044
Value of consultants’ services (as restated)	101	—	—	101

June 30, 2007 (as restated)	5,461	528	(42,098)	(36,109)
Currency translation differences		160		160
Reclassification of convertible preferred shares from financial liability to equity (as restated)	—	—	42,098	42,098
Share option plan
Value of employees’ services (as restated)	4,739	—	—	4,739
Value of consultants’ services (as restated)	184	—	—	184
Tax benefit from share option plan	53	—	—	53

June 30, 2008 (as restated)	10,437	688	—	11,125
Currency translation differences		(122)		(122)
Share option plan
Value of employees’ services	3,541	—	—	3,541
Tax benefit from share option plan	(53)	—	—	(53)

June 30, 2009	13,925	566	—	14,491
Currency translation differences (unaudited)		25		25
Share option plan
Value of employees’ services (unaudited)	1,224	—	—	1,224

December 31, 2009 (unaudited)	$15,149	$591	$—	$15,740

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 16—CONVERTIBLE PREFERRED SHARES:

The changes in the Company’s issued and fully paid convertible preferred shares were as follows:

	Equity										Financial Liability
	Series A		Series B		Series C		Share Premium	Total Share Capital	Equity Reserve Account	Other Reserve	Series A	Series B		Series C	Total
(in thousands)	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value
July 1, 2006	5,050	$10	2,488	$5	—	$—	$20,435	$20,450	$—	$—	$—		$—	$—	$—
Reclassification of convertible preferred shares from equity to financial liability
Carrying value	—	—	—	—	—	—	—	—	—	—	10,100		10,350	—	20,450
Excess of fair value over carrying value (as restated)	(5,050)	(10)	(2,488)	(5)	—	—	(20,435)	(20,450)	—	(42,098)	30,603		11,495	—	42,098
Issuance of Series C convertible preferred shares, net of issuance cost	—	—	—	—	—	—	—	—	—	—	—		—	29,742	29,742
Fair value remeasurement of convertible preferred shares (as restated)	—	—	—	—	—	—	—	—	—	—	17,574		8,708	16,218	42,500

June 30, 2007	—	—	—	—	—	—	—	—	—	(42,098)	58,277		30,553	45,960	134,790
Fair value re-measurement of convertible preferred shares	—	—	—	—	—	—	—	—	—	—	10,504		6,419	13,966	30,889
Reclassification of convertible preferred shares from financial liability to equity (as restated)	5,050	10	2,488	5	3,174	6	50,170	50,191	73,390	42,098	(68,781)		(36,972)	(59,926)	(165,679)
Reduction of equity reserve account to credit to accumulated loss	—	—	—	—	—	—	—	—	(73,390)	—	—		—	—	—

June 30, 2008	5,050	10	2,488	5	3,174	6	50,170	50,191	—	—	—		—	—	—

June 30, 2009	5,050	10	2,488	5	3,174	6	50,170	50,191	—	—	—		—	—	—

December 31, 2009 (unaudited)	5,050	$10	2,488	$5	3,174	$6	$50,170	$50,191	$—	$—	$—	$		$—	$—

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The Company’s bye-laws, as amended, authorized the Company to issue, as of June 30, 2009 and December 31, 2009 (unaudited), 11,050,000 and 10,712,095 shares of preferred shares, of which 5,050,000 and 5,050,000 shares have been designated Series A convertible preferred shares (“Series A Preferred”), 2,500,000 and 2,488,095 shares have been designated Series B convertible preferred shares (“Series B Preferred”), 3,500,000 and 3,174,000 shares have been designated Series C convertible preferred shares (“Series C Preferred”), respectively. All convertible preferred shares bear a par value of $0.002 per share.

The Company had 5,050,000 shares of Series A Preferred and 2,488,094 shares of Series B Preferred outstanding at July 1, 2006. In December 2006 and January 2007, the Company entered into Series C Preferred Purchase Agreement with third party investors and issued 3,174,000 shares of Series C Preferred at share price of $10.00 per share. The Company received $30,000,000 cash in December 2006 and $1,740,000 in January 2007 from Series C Preferred investors. The Company incurred approximately $1,998,000 in commission and legal fees related to Series C Preferred financing.

The following summarizes the key terms of the Company’s preferred shares:

Voting

The holders of Series A Preferred, Series B Preferred and Series C Preferred have one vote for each share of common shares into which they may be converted.

Dividends

Holders of Series A Preferred, Series B Preferred and Series C Preferred are entitled to receive noncumulative dividends at the per annum rate of $0.16, $0.32 and $0.80 per share, respectively, when and if declared by the Board of Directors, in preference and priority to any payment of any dividend on common share. No dividends had been declared during the fiscal years ended June 30, 2007, 2008 and 2009 and the six months ended December 31, 2009.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the then outstanding Series A Preferred, Series B Preferred and Series C Preferred are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common share, the amount of $2.00, $4.00 and $10.00 per share, respectively, plus all declared but unpaid dividends for such preferred shares. If, upon occurrence of such event, the assets and funds to be distributed among the holders of preferred shares are insufficient to permit the payment of the full preferential amount to such holders, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of preferred shares in proportion to the respective preferential amounts fixed for such series. After full payment of preferential amounts are made to the preferred shareholders, all the remaining funds and assets of the Company shall be shared pro rata among the holders of common shares and preferred shares on a share-for-share basis.

In December 2006, upon the issuance of Series C Preferred, the Company revised its bye-laws to include (i) a redemption clause to allow the holders of Series C Preferred to redeem

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

their shares after five years of the issuance (which the holders of Series C Preferred waived in July 2007; see “Redemption” below), and (ii) a clause which allows all preferred shareholders to redeem their preferred shares in the event of (i) a sale of all or substantially all of the assets of the Company or (ii) a change of control in the Company by means of amalgamation, merger, consolidation, reorganization or other transactions, upon approval by the majority of the preferred shareholders, at a price equal to the liquidation value as defined above.

Pursuant to a resolution passed by the shareholders on October 18, 2007, the terms of the Company’s bye-laws in relation to the convertible preferred shares have been amended such that the terms with respect to the redemption being triggered beyond the control of the Company were removed.

Conversion

Each share of Series A Preferred, Series B Preferred and Series C Preferred is convertible into such number of shares of common share as is determined by dividing $2.00, $4.00 and $10.00, respectively, by the conversion price at the time in effect for each such share of preferred shares. The initial conversion price is $2.00, $4.00 and $10.00 per share for Series A Preferred, Series B Preferred and Series C Preferred, respectively. The initial conversion prices are subject to adjustments for subsequent share dividends, share splits, reverse share splits, recapitalization or upon the issue of additional common and preferred shares below the respective conversion prices. Conversion is either at the option of the holder or is automatic upon the closing date of a public offering of the Company’s common shares for which the aggregate offering price is not less than $50,000,000 and the offering price per share, including underwriting discounts and commissions, is not less than $15.00. As of June 30, 2009, each share of the Company’s Series A Preferred, Series B Preferred and Series C Preferred was convertible into one common share of the Company.

Pursuant to a resolution passed by the shareholders on October 18, 2007, the terms of the Company’s bye-laws in relation to the convertible preferred shares have been amended such that the terms with respect to the adjustments to initial conversion prices were removed. Therefore, the conversion prices for all preferred shares were fixed at the initial conversion price.

Redemption

The Company’s revised and amended bye-laws provided for redemption of Series C Preferred starting from the fifth anniversary of the original issue date, upon consent of a majority of Series C Preferred, at the original issue price of $10.00 per share (as adjusted to reflect any subsequent share dividends, share splits, reverse share splits or recapitalizations), plus all declared but unpaid dividends on that share. The redemption was required to made in three equal installments on the date that is 45 days after the Company’s receipt of the redemption request and the two successive anniversaries. In July 2007, by a unanimous written resolution of the shareholders of the Series C Preferred, this redemption right was waived.

Accounting for Convertible Preferred Shares

Before the amendments were made to the Company’s bye-laws in December 2006, Series A and B Preferred were accounted for as equity instruments. The conversion feature, which may

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

result in the conversion to variable number of common shares under certain circumstances but closely related to the host instrument, is not separately measured and included as part of equity. Preferred shares classified as equity are recognized at their respective net proceeds upon issuance.

The change in bye-laws in December 2006 caused a change in the terms of these preferred shares such that a redemption could be triggered beyond the control of the Company, as the terms were revised such that in the event of certain deemed liquidation events, majority of the preferred shareholders could require redemption of the preferred shares based on the liquidity preference as set forth in the bye-laws. Such right held by the preferred shareholders prevented the Company from having an unconditional right to avoid delivering cash or other financial assets. Together with the Series C Preferred which were subject to the same terms and conditions, Series A and B Preferred were considered to be debt instruments. The conversion feature, which could have resulted in the conversion to a variable number of common shares causing a change in the relative rights of the preferred and common shareholders, was considered as an embedded derivative. Until October 17, 2008, all these instruments were designated as financial liability valued through profit or loss, and were required to be revalued at the end of each subsequent reporting period with the difference between the carrying amount and the fair value being charged to the statements of income (loss).

At the initial reclassification in December 2006 when the terms were changed, Series A and B Preferred shares were measured at their respective fair values, with the difference between the carrying amount of the original equity instrument and the fair value of the newly recognized financial liability of $42,098,000 being recorded in equity.

At June 30, 2007 and October 18, 2007, the preferred shares were revalued. The difference of $42,500,000 and $30,889,000 between the carrying amount and the fair value was recognized in the statements of income (loss) for the fiscal years ended June 30, 2007 and 2008, respectively.

Pursuant to a resolution passed by the shareholders on October 18, 2007, the terms of the Company’s bye-laws in relation to the convertible preferred shares have been amended such that the terms with respect to the redemption being triggered beyond the control of the Company were removed. In addition, the clauses with respect to the adjustments to initial conversion prices were removed, such that the conversion prices for all preferred shares were fixed at the initial conversion price. Thereafter, all preferred shares in issue were re-designated as equity instruments and the balance of $165,679,000 was reclassified from financial liabilities to equity reserve accounts.

On November 7, 2007, the Board of Directors of the Company authorized and approved the reduction of the above equity reserve account by $73,390,000 to credit against the accumulated loss of the Company with effect on December 27, 2007.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 17—FINANCE LEASE LIABILITIES:

Finance lease liabilities include the following:

	June 30,		December 31,
(in thousands)	2008	2009	2009
			(unaudited)
Software license	$1,466	$1,237	$1,117
Technology license	178	168	168

	1,644	1,405	1,285
Less: current portion	229	386	541

Long-term finance lease liabilities	$1,415	$1,019	$744

Future minimum lease payments at June 30, 2009 and December 31, 2009 (unaudited) are as follows:

	June 30,	December 31,
(in thousands)	2009	2009
		(unaudited)
No later than one year	$482	$624
Later than one year and no later than five years	998	698
Later than five years	125	125

	1,605	1,447
Less amount representing interest	200	162

Total finance lease liabilities	$1,405	$1,285

Finance lease liabilities are recognized at the present value of the minimum lease payments at the inception of the lease. The discount rate used in calculating the present value of the minimum lease payments is the Company’s incremental borrowing rate under the line of credit (Note 18).

The carrying value of the assets under finance leases was $2,725,000, $2,058,000 and $1,724,000 at June 30, 2008, 2009 and December 31, 2009 (unaudited), respectively.

NOTE 18—BORROWINGS:

In December 2006, the Company entered into a line of credit agreement with a bank in the United States of America, which allowed for a maximum borrowing of $25,000,000. The line of credit bore interest at 1.25% below the published Wall Street Journal Prime Rate per annum. Any draw down was secured by virtually all the assets of the Company. The Company’s line of credit contained covenants restricting the Company’s operations and requiring the Company to meet specified financial covenants. We terminated the line of credit in December 2007 without any draw down.

In December 2007, the Company entered into a new line of credit agreement with the same bank. It allowed for three-year installment advances for purchase of property, plant and equipment with a maximum amount of $35,000,000, which bore interest at 0.5% below the

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

published Wall Street Journal Prime Rate per annum. It also allowed for a revolving facility of $5,000,000, which bore interest at 1.25% below the published Wall Street Journal Prime Rate per annum or at 1.75% above the published London Interbank Offered Rate per annum. The revolving facility and the ability to draw down advances for the purchase of property, plant and the equipment expired in December 2008. Any draw down was secured by virtually all the assets of the Company. The Company’s line of credit contained covenants restricting the Company’s operations and requiring the Company to meet specified financial covenants.

The draw down from the line of credit as of June 30, 2008 was $10,000,000. An additional $6,000,000 was drawn down during the period of July 1, 2008 to December 31, 2008. The outstanding loan amount of $16,000,000 was payable in 36 equal monthly installments plus interest starting January 2009. On October 7, 2009, the then outstanding loan balance of $12,125,000 was paid off in full to the bank.

The carrying amount of the borrowing at June 30, 2009 approximated its fair value. The effective interest rates for the borrowing were 8.1%, 4.9% and 3.4% for the fiscal years ended June 30, 2007, 2008 and 2009, respectively.

NOTE 19—DEFERRED INCOME TAX:

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	June 30,		December 31,
(in thousands)	2008	2009	2009
	(as restated)		(unaudited)
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	$268	$776	$1,082
Deferred tax asset to be recovered within 12 months	420	442	547

	$688	$1,218	$1,629

Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	$—	$(52)	$(68)
Deferred tax liabilities to be recovered within 12 months	(9)	(43)	(43)

	$(9)	$(95)	$(111)

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The changes in the deferred income tax account are as follows:

	Year Ended June 30,		Six Months Ended December 31,
(in thousands)	2008	2009	2009
			(unaudited)
Beginning of the year/period	$545	$679	$1,123
Charged to statement of income (loss)	81	494	395
Charged directly to equity	53	(53)	—
Exchange differences	—	3	—

End of the year/period	$679	$1,123	$1,518

The changes in deferred income tax assets and liabilities during the year/periods, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred Income Tax Liabilities

(in thousands)	Accelerated Tax Depreciation	Others	Total
July 1, 2006	$—	$—	$—
Credited to the statement of income (loss)	(23)	(29)	(52)

June 30, 2007	(23)	(29)	(52)
Charged to the statement of income (loss)	23	—	23

June 30, 2008	—	(29)	(29)
Charged (credited) to the statement of income (loss)	(862)	29	(833)

June 30, 2009	(862)	—	(862)
Charged to the statement of income (loss) (unaudited)	38	—	38

December 31, 2009 (unaudited)	$(824)	$—	$(824)

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Deferred Income Tax Assets

(in thousands)	Tax Credits	Accrued Compensation	Accelerated Tax Depreciation	Others	Total
July 1, 2006	$—	$142	$4	$18	$164
Charged/(credited) to the statement of income (loss)	—	258	91	84	433

June 30, 2007	—	400	95	102	597
Charged/(credited) to the statement of income (loss)	—	(156)	69	144	57
Charged directly to equity	—	—	—	53	53

June 30, 2008	—	244	164	299	707
Charged/(credited) to the statement of income (loss)	930	(42)	386	53	1,327
Credited directly to equity	—	—	—	(53)	(53)
Exchange difference	—	—	—	4	4

June 30, 2009	930	202	550	303	1,985
Charged/(credited) to the statement of income (loss) (unaudited)	(66)	93	327	2	356

December 31, 2009 (unaudited)	$864	$295	$877	$305	$2,341

Deferred income tax assets are recognized for credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company recognized $930,000 and $864,000 of U.S. federal research tax credit carried forward as of June 30, 2009 and December 31, 2009 (unaudited), respectively. The Company did not recognize deferred income tax assets of $858,000, $1,065,000 and $1,228,000 related to California state tax credits carried forward at June 30, 2008 and 2009 and at December 31, 2009 (unaudited), respectively, as the Company could not conclude that it would be probable that sufficient future taxable income would be generated to utilize these tax credits. The U.S. federal tax credits carried forward expire after 20 years, and there is no expiry dates for the California state tax credits carried forward. The credit carry-forwards are subject to change of ownership limitations under U.S. federal and state tax laws.

The Company and its subsidiaries conduct their businesses in several countries and regions and are subject to taxation in those jurisdictions. Dividend distributions received from the Company’s foreign subsidiaries may be subject to local withholding taxes when, and if, distributed. Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries because the Company’s intent is to indefinitely reinvest any undistributed earnings in those subsidiaries. It is not practical to determine the amount of the liability if dividends from those subsidiaries were to occur. Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided were $8,595,000, $10,876,000 and $12,644,000 at June 30, 2008 and 2009 and at December 31, 2009 (unaudited), respectively.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 20—TRADE AND OTHER PAYABLES:

	June 30,		December 31, 2009
(in thousands)	2008	2009
			(unaudited)
Trade payables	$33,548	$32,453	$27,358
Accrued expenses	7,687	3,693	6,543

	$41,235	$36,146	$33,901

The carrying amounts of trade and other payables for the Company approximate their fair values due to their short maturity terms. They have contractual maturities ranging from 30 to 90 days.

NOTE 21—PROVISIONS:

(in thousands)	Warranty	Stock Rotation	Total
July 1, 2007	$1,227	$1,130	$2,357
Provisions charged to the statement of income (loss)	3,269	4,559	7,828
Utilized during the year	(3,038)	(3,734)	(6,772)

June 30, 2008	1,458	1,955	3,413
Provisions charged to the statement of income (loss)	843	2,001	2,844
Utilized during the year	(1,207)	(2,812)	(4,019)

June 30, 2009	1,094	1,144	2,238
Provisions charged to the statement of income (loss)	564	1,459	2,023
Utilized during the period	(621)	(723)	(1,344)

December 31, 2009 (unaudited)	$1,037	$1,880	$2,917

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 22—EXPENSES BY NATURE:

	Year Ended June 30,			Six Months Ended December 31,
(in thousands)	2007	2008	2009	2008	2009
	(as restated)	(as restated)		(unaudited)
Results of operations before fair value through profit or loss
Changes in inventories of finished goods and work in progress	$3,266	$(13,842)	$5,605	$10,920	$(2,353)
Assembly and testing fee	66,795	87,484	54,668	26,284	41,674
Raw materials used	74,268	99,062	67,498	30,692	52,498
Royalty expense	6,168	4,852	221	221	—
Warranty expense (Note 21)	1,225	3,269	843	586	564
Shipping costs	1,304	2,220	2,046	1,121	1,428
Depreciation and amortization (Note 7 and 8)	1,860	3,049	7,528	3,652	4,334
Provision for (reversal) write-down of inventories, net	873	2,625	636	(73)	117
Product prototypes	4,622	8,019	7,707	4,032	3,869
Employee benefit expense (Note 23)	18,735	28,445	27,365	13,984	15,026
Professional services fees	2,028	12,947	3,307	2,463	1,961
Operating lease expenses	1,369	1,920	2,297	1,142	1,158
Other expenses	5,292	7,017	6,097	3,328	2,707

Total cost of goods sold and operating expenses	$187,805	$247,067	$185,818	$98,352	$122,983

Fair value loss through profit or loss (Note 16)	$42,500	$30,889	$—	$—	$—

NOTE 23—EMPLOYEE BENEFIT EXPENSE:

	Year Ended June 30,			Six Months Ended December 31,
(in thousands)	2007	2008	2009	2008	2009
	(as restated)	(as restated)		(unaudited)
Wages, salaries and bonuses	$15,556	$21,932	$22,084	$11,264	$12,869
Share-based compensation	2,145	4,923	3,541	1,964	1,224
Social security costs	678	946	802	318	376
Pension costs—defined contribution plans	356	644	938	438	557

	$18,735	$28,445	$27,365	$13,984	$15,026

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Share-based compensation to employees was charged to the consolidated statements of income (loss) as follows:

	Year Ended June 30,			Six Months Ended December 31,
(in thousands)	2007	2008	2009	2008	2009
	(as restated)	(as restated)		(unaudited)
Cost of goods sold	$144	$326	$267	$152	$53
Research and development expenses	729	1,712	1,172	662	403
Selling, general and administrative expenses	1,272	2,885	2,102	1,150	768

	$2,145	$4,923	$3,541	$1,964	$1,224

NOTE 24—FINANCE INCOME AND COSTS:

	Year Ended June 30,			Six Months Ended December 31,
(in thousands)	2007	2008	2009	2008	2009
	(as restated)			(unaudited)
Finance income—interest income on short-term bank deposits	$1,426	$2,044	$648	$563	$19
Finance costs—interest expense on bank borrowings	(390)	(129)	(587)	(318)	(130)

Finance income (costs), net	$1,036	$1,915	$61	$245	$(111)

Finance costs—fair value loss through profit or loss (Note 16)	$(42,500)	$(30,889)	$—	$—	$—

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 25—INCOME TAX EXPENSE:

Taxation on profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Company operates. The Company’s Hong Kong entity and its branches are subject to Hong Kong profits tax, which has been provided at the rates of 17.5%, 16.5% and 16.5% for the fiscal years ended June 30, 2007, 2008 and 2009, respectively, on the estimated assessable profit during the reporting periods. The Company’s entities in China are subject to China enterprise income tax, which has been provided based on the statutory income tax rate of 25.0% of the assessable income of each company as determined in accordance with the relevant China income tax rules and regulations, except for one subsidiary which was taxed at preferential rates of 15.0% for the fiscal years ended June 30, 2007 and 2008. The Company’s U.S. entity is subject to U.S. federal and state income taxes, which have been provided based on the statutory income tax rates of 34.0% and 8.8%, respectively, on the estimated assessable profit for the fiscal years ended June 30, 2007, 2008 and 2009. No Bermuda income tax has been provided for each of the fiscal years ended June 30, 2007, 2008 and 2009 as Bermuda does not have corporate income tax. The amount of income tax expense charged to the statements of income (loss) represents:

	Year Ended June 30,			Six Months Ended December 31,
(in thousands)	2007	2008	2009	2008	2009
				(unaudited)
Current income tax
Overseas	$1,438	$1,648	$320	$327	$1,041
Deferred income tax (Note 19)	(381)	(81)	(494)	(534)	(395)

	$1,057	$1,567	$(174)	$(207)	$646

The income tax on the Company’s profit (loss) before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit (loss) of the consolidated entities as follows:

	Year Ended June 30,			Six Months Ended December 31,
(in thousands)	2007	2008	2009	2008	2009
				(unaudited)
Profit (loss) before income tax	$(30,003)	$(25,189)	$(716)	$1,060	$19,704

Tax calculated at domestic tax rates applicable to profits in the respective countries which the entities conduct business	1,434	1,088	1,202	638	617
Income not subject to tax	(54)	(63)	(48)	(24)	(17)
Expenses not deductible for tax purposes	41	159	176	87	68
Overseas tax credits	(325)	(206)	(547)	(374)	(86)
Recognition of deferred tax assets	—	—	(534)	(534)	—
Deferred tax assets not recognized	—	534	—	—	—
Net decrease in provisions	—	—	(454)	—	—
Others	(39)	55	31	—	64

Income tax expense (benefit)	$1,057	$1,567	$(174)	$(207)	$646

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The current income tax liabilities detail follows:

	June 30,		December 31, 2009
(in thousands)	2008	2009
			(unaudited)
Beginning of the year/period	$1,875	$3,275	$2,545
Current income tax expense	1,648	320	1,041
Foreign currency translation	—	3	—
Reclassification to tax receivable	—	74	—
Payments during the year/period	(248)	(1,127)	(984)

End of the year/period	$3,275	$2,545	$2,602

NOTE 26—EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit (loss) attributable to the equity holders of the Company by the weighed average number of common shares in issue during the reporting periods.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has two categories of potential dilutive common shares: convertible preferred shares and share options. The convertible preferred shares are assumed to have been converted into common shares. For share options, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average fair value of the Company’s common shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year Ended June 30,			Six Months Ended December 31,
(in thousands of shares)	2007	2008	2009	2008	2009
				(unaudited)
Shares used in computing basic earnings per share	7,686	7,837	7,914	7,921	7,939
Adjustment for:
Assumed conversion of convertible preferred shares	—	—	—	10,712	10,712
Diluted effect of share options	—	—	—	1,381	1,340

Shares used in computing diluted earnings per share	7,686	7,837	7,914	20,014	19,991

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following potential dilutive securities are not included in the above calculation because their effect was anti-dilutive for the periods indicated:

	Year Ended June 30,			Six Months Ended December 31,
(in thousands of shares)	2007	2008	2009	2008	2009
				(unaudited)
Convertible preferred shares	10,712	10,712	10,712	—	—
Share options to purchase common share	2,886	4,224	4,111	1,602	1,507

Total anti-diluted common share equivalents	13,598	14,936	14,823	1,602	1,507

Unaudited Pro Forma

Pro forma basic and diluted earnings (loss) per share have been computed to give effect to the conversion of the Company’s convertible preferred share (using the if-converted method) into common share as though the conversion had occurred at the beginning of the period.

The following table sets forth the computation of unaudited pro forma basic and diluted shares for the periods indicated:

	Year Ended June 30,	Six Months Ended December 31,
(in thousands of shares)	2009	2009
	(unaudited)
Weighted average shares used in computing basic earnings per share	7,914	7,939
Pro forma adjustment for:
Assumed conversion of convertible preferred shares	10,712	10,712

Shares used in computing pro forma basic earnings per share	18,626	18,651

Add: share options	—	1,340

Shares used in computing pro forma diluted earnings per share	18,626	19,991

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 27—CASH GENERATED FROM OPERATIONS:

	Year Ended June 30,			Six Months Ended December 31,
(in thousands)	2007	2008	2009	2008	2009
	(as restated)	(as restated)		(unaudited)
Profit (loss) before income tax	$(30,003)	$(25,189)	$(716)	$1,060	$19,704
Adjustments for
Depreciation (Note 7)	1,754	2,660	6,062	2,919	3,601
Amortization (Note 8)	106	389	1,466	733	732
Interest expense (Note 24)	390	129	587	318	130
Share of (profit) loss from an associate (Note 9)	(1,088)	(2,822)	35	(42)	(4,099)
Share-based compensation (Note 23)	2,145	4,923	3,541	1,964	1,224
Loss (gain) on disposal of property, plant and equipment	2	15	(19)	(10)	—
Fair value loss through profit or loss (Note 16)	42,500	30,889	—	—	—

	15,806	10,994	10,956	6,942	21,292
Changes in working capital:
Inventories	11,088	(15,870)	9,743	13,209	(2,588)
Trade receivables	(8,518)	(3,836)	8,575	22,710	6,622
Other assets	(979)	(278)	(350)	(497)	(447)
Trade and other payables	3,488	4,984	(3,854)	(14,484)	(3,489)
Trade and other payables to an associate	192	4,826	535	(6,450)	(3,028)
Provisions	1,133	1,056	(1,175)	(1,892)	679

	6,404	(9,118)	13,474	12,596	(2,251)

Cash generated from operations	$22,210	$1,876	$24,430	$19,538	$19,041

NOTE 28—CONTINGENCIES:

As is typical in the semiconductor industry, the Company may receive claims of intellectual property, particularly patent, infringement from time to time.

On October 27, 2003, Siliconix incorporated (“Siliconix”) filed a complaint against the Company in the United States District Court for the Northern District of California (Case No. C 03-4803 WHA), alleging infringement of United States Patents Nos. 4,767,722 and 5,034,785. On December 3, 2004, the Company settled this patent litigation with Siliconix, and the parties entered into a settlement agreement and a license agreement. Under the license agreement, the Company paid to Siliconix a royalty on a quarterly basis for use of the two patents involved at a specified percentage of our net revenue from November 1, 2004 until July 23, 2008, the date on which the last patent expired.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

On December 1, 2006, the Company initiated an arbitration proceeding against Siliconix, pursuant to the terms of the agreements. In the arbitration, the Company claimed a right to a reimbursement of a portion of quarterly royalty payments previously paid to Siliconix for certain licensed trench DMOS device and wafer sales. The Company also claimed a reduction in royalty on the sale amount for the remainder of the license term. Siliconix filed a counterclaim in the arbitration for royalties on certain newly designed trench DMOS devices that the Company does not believe are covered by the license agreement. On June 12, 2008, the arbitrator ruled in favor of Siliconix on the issue of royalty reimbursement and reduction, but ruled in favor of the Company in the noninfringement of our newly designed products.

On May 17, 2007, the Company filed a complaint against Fairchild Semiconductor International, Inc. (“Fairchild”) in the United States District Court in the Northern District of California (Case No. C 07-2638 JSW), alleging that Fairchild’s products infringe the Company’s United States Patents Nos. 5,907,776 and 5,767,567 and seeking declaratory relief that the Company does not infringe Fairchild’s United States Patents Nos. 6,429,481 and 6,710,406. On May 18, 2007, Fairchild filed an answer that denied the Company’s infringement and declaratory relief claims, and also added infringement counter claims against the Company with respect to its United States Patents Nos. 6,429,481 and 6,710,406 and in addition its United States Patents Nos. 6,521,497 and 6,828,195 (Case No. C 07-2664 JSW). The two cases were consolidated on July 31, 2007. On September 21, 2007, Fairchild amended its claim, alleging that the Company’s products also infringe on its United States Patents Nos. 6,818,947 and 7,148,111. On September 28, 2007, the Company amended our claim to assert infringement of Fairchild’s products on the Company’s United States Patent No. 5,930,630. In addition, in 2008, Fairchild requested for a preliminary injunction order (a “PIO”) against the Company in Shilin District Court, Taipei, Taiwan (Case No. 97 Tsai-Chuan-Zi 1837), and the Company requested a PIO against Fairchild in Intellectual Property Court, Taipei, Taiwan (Case No. 97 Ming-Chua-Zi 26). The Company also filed two requests for cancellation and invalidation against Fairchild in Taiwan Intellectual Property Office (Case Nos. 087118857N01 and 087118857N02).

On October 17, 2008, the Company entered into a settlement and cross-license agreement with Fairchild, which ended all the above-identified disputes between the Company and Fairchild in the U.S. as well as in Taiwan. Pursuant to the terms of this agreement, the Company made a one-time nonmaterial payment to Fairchild, and each party requested and obtained dismissal of all of the outstanding lawsuits and proceedings.

NOTE 29—COMMITMENTS:

Capital Commitments

Capital expenditure at the balance sheet date but not yet incurred is as follows:

	June 30,		December 31, 2009
(in thousands)	2008	2009
			(unaudited)
Property, plant and equipment contracted but not provided for	$937	$815	$7,528

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Operating Lease Commitments

The Company leases office space under noncancellable operating leases with various expiration dates through 2022. The future aggregate minimum lease payments under noncancellable operating leases are as follows:

	June 30,		December 31, 2009
(in thousands)	2008	2009
			(unaudited)
No later than one year	$1,172	$1,316	$1,389
Later than one year and no later than five years	2,220	2,164	4,473
Later than five years	4,219	4,010	7,626

	$7,611	$7,490	$13,488

NOTE 30—RELATED PARTY TRANSACTIONS:

The following transactions were carried out with related parties:

Purchase of Services and Used Equipment

As discussed in Note 9, the Company is a majority customer of APM. The Company purchases semiconductor packaging and testing services from APM during its ordinary course of business and management expects that the Company will continue to purchase these services from APM in the foreseeable future. During the fiscal year ended June 30, 2009 and the six months ended December 31, 2009, the Company also purchased certain used equipment from APM. The related party transactions and balances are as follows:

	Year Ended June 30,		Six Months Ended December 31,
(in thousands)	2008	2009	2009
			(unaudited)
Trade and other payables due to APM (Beginning of period)	$3,920	$8,746	$9,281
Purchase of semiconductor packaging and testing services from APM	55,500	45,112	36,946
Purchase of used equipment from APM	—	261	165
Payments made to APM	(50,674)	(44,838)	(40,139)

Trade and other payables to APM (End of period)	$8,746	$9,281	$6,253

The carrying amount of payables due to APM approximates its fair value due to its short maturity term.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Key Management and Director Compensation

	Year Ended June 30,			Six Months Ended December 31,
(in thousands)	2007	2008	2009	2008	2009
	(as restated)	(as restated)		(unaudited)
Salaries	$2,240	$2,662	$2,352	$1,155	$1,198
Bonuses	129	560	67	58	34
Share-based compensation	663	1,879	1,144	588	434
Others	9	13	21	24	31
Nonexecutive directors fees	20	44	24	6	18

	$3,061	$5,158	$3,608	$1,831	$1,715

Key management includes employees who directly report to the Chief Executive Officer and the Chief Accounting Officer.

Repurchase of Common Shares

During the fiscal year ended June 30, 2009, the Company repurchased 31,914 shares of its common shares from its Chief Executive Officer for $300,000 (Note 14).

NOTE 31—SUBSEQUENT EVENTS

On February 10, 2010, the shareholders of the Company approved an increase in authorized share capital to 50,000,000 common shares and 10,000,000 undesignated preferred shares to be effective immediately upon the successful completion of a proposed initial public offering.

The shareholders also approved, subject to the completion of a proposed initial public offering, amendments to the 2009 Plan to increase, in January each year, the number of common shares reserved for issuance under the 2009 Plan by the lesser of 3% of the outstanding common shares and 750,000 shares, and the adoption of the Employee Share Purchase Plan (the “ESPP”). The number of common shares reserved for issuance under the ESPP is 600,000 shares, subject to an automatic increase in January each year by the lesser of 0.75% of the outstanding common shares and 250,000 shares.

On March 17, 2010, the shareholders of the Company approved a 2-to-1 reverse share split of the Company’s common and preferred shares which became effective on March 17, 2010. All share and per share information included in the accompanying financial statements has been adjusted to reflect this reverse share split.

ALPHA & OMEGA SEMICONDUCTOR

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

Until                     , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                 Shares

Common Shares

Deutsche Bank Securities

Piper Jaffray

Thomas Weisel Partners LLC

Caris & Company, Inc.

Prospectus

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of directors and officers

We are a Bermuda exempted company. Under Bermuda law, a company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Bermuda law further provides that a company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda. Our post-offering bye-laws will provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Furthermore, Bermuda law permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintained a directors’ and officers’ liability policy for such a purpose, with a policy limit of $5,000,000. We intend to increase the coverage of our directors and officers insurance following completion of this offering.

Pursuant to the form of indemnification agreements filed as Exhibit 10.11 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Recent sales of unregistered securities

During the past three years, we have issued and sold the following securities (including options to acquire our common shares). We believe that each of the following issuances were exempt from registration under the Securities Act in reliance on Section 4(2) under the Securities Act regarding transactions not involving a public offering. No underwriter was involved in any of the issuances. The information below reflects the 2-to-1 reverse share split effected on March 17, 2010.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars
Investors of series C preferred shares	December 29, 2006	3,100,000 series C preferred shares	$31,000,000

Investors of series C preferred shares	January 4, 2007	74,000 series C preferred shares	$740,000

Certain directors, officers, employees and consultants	From March 29, 2007 to March 29, 2010	Options to purchase 2,585,125 common shares (1)	Exercise prices ranging from $7.60 to $15.00 per share

(1)	We granted options to purchase 2,335,125 and 250,000 common shares pursuant to our 2000 Share Plan and 2009 Share Option/Share Issuance Plan, or 2009 Plan, respectively. Options to purchase 297,857 common shares were exercised from March 29, 2007 to March 29, 2010 pursuant to the 2000 Share Plan. As of March 29, 2010, there were 3,987,048 and 250,000 common shares underlying outstanding options under the 2000 Share Plan and 2009 Plan, respectively.

Item 8.	Exhibits and financial statement schedules

(a)	Exhibits

Number	Description

1.1	Form of Underwriting Agreement**

3.1	Memorandum of Association of Registrant*

3.2	Form of Bye-Laws of the Registrant to be effective immediately prior to the closing of this offering*

4.1	Amended and Restated Investors Rights Agreement dated as of December 29, 2006 between the Registrant and certain investors named therein*

4.2	Form of Common Share Certificate*

5.1	Opinion of Conyers Dill & Pearman, Bermuda counsel to the Registrant, regarding the validity of common shares being registered*

8.1	Opinion of Conyers Dill & Pearman regarding certain Bermuda tax matters*

8.2	Opinion of Morgan, Lewis & Bockius LLP as to certain United States tax matters**

10.1	2000 Share Plan*

10.2	Form of Option Agreement under 2000 Share Plan*

10.3	2009 Share Option/Share Issuance Plan*

10.4	Form of Option Agreement under 2009 Share Plan*

10.5	Technology License Agreement dated as of July 20, 2005 between the Registrant and Agape Package Manufacturing Limited*

10.6	Foundry Service Agreement dated as of November 2, 2009 between Alpha & Omega Semiconductor (Macau), Ltd. and Shanghai Hua Hong NEC Electronics Company, Limited*†

10.7	Non-Exclusive Distributor Agreement dated as of August 1, 2005 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Co.*†

10.8	Amendment No. 1. to Non-Exclusive Distributor Agreement dated as of July 31, 2006 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Co.*†

10.9	Non-Exclusive Distributor Agreement dated as of September 12, 2005 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd.*†

10.10	Amendment No. 1 to Non-Exclusive Distributor Agreement dated as of July 31, 2006 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd.*†

10.11	Form of Indemnification Agreement*

Number	Description

10.12	Settlement and Cross License Agreement dated as of October 17, 2008 among the Registrant, Alpha and Omega Semiconductor Incorporated, Fairchild Semiconductor Corporation, and Fairchild Semiconductor International, Inc. *†

10.13	Form of Employment Agreement between the Registrant and Mike F. Chang*

10.14	Form of Retention Agreement*

10.15	Employee Share Purchase Plan*

10.16	Foundry Agreement dated as of January 10, 2002 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited*†

10.17	First Addendum to Foundry Service Agreement dated as of August 1, 2005 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited*†

10.18	Second Addendum to Foundry Service Agreement dated as of April 11, 2007 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited *†

10.19	Lease dated as of December 23, 2009 between Alpha and Omega Semiconductor Incorporated and OA Oakmead II, LLC*

10.20	Guarantee dated as of January 5, 2010 between the Registrant and OA Oakmead II, LLC*

10.21	Form of Restricted Shares Purchase Agreement*

21.1	Subsidiaries of the Registrant*

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Registrant*

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)*

24.1	Powers of Attorney (included on page II-5)*

99.1	Opinion of Jun He Law Offices**

*	Filed herewith.
**	To be filed by amendment.
†	Confidential treatment has been requested for certain information in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.

(b)	Financial statement schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; and

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) To provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on March 31, 2010.

Alpha and Omega Semiconductor Limited

By:	/S/ MIKE F. CHANG
Name:	Mike F. Chang, Ph.D.
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Mike F. Chang and Ephraim Kwok as an attorney-in-fact, each with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of common shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MIKE F. CHANG Mike F. Chang, Ph.D.	Chairman of the Board and Chief Executive Officer (principal executive officer)	March 31, 2010

/S/ EPHRAIM KWOK Ephraim Kwok	Chief Financial Officer (principal financial officer)	March 31, 2010

/S/ YIFAN LIANG Yifan Liang	Chief Accounting Officer (principal accounting officer)	March 31, 2010

/S/ YUEH-SE HO Yueh-Se Ho, Ph.D.	Director and Chief Operating Officer	March 31, 2010

Signature	Title	Date

/S/ CHUNG TE CHANG Chung Te Chang	Director	March 31, 2010

/S/ MARK A. STEVENS Mark A. Stevens	Director	March 31, 2010

/S/ HOWARD M. BAILEY Howard M. Bailey	Director	March 31, 2010

/S/ THOMAS W. STEIPP Thomas W. Steipp	Director	March 31, 2010

/S/ RICHARD W. SEVCIK Richard W. Sevcik	Director	March 31, 2010

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Alpha and Omega Semiconductor Limited, has signed this registration statement or amendment thereto in the City of Sunnyvale, State of California, on                     , 2010.

Authorized U.S. Representative:

Alpha and Omega Semiconductor Incorporated
By:	/S/ MIKE F. CHANG
Name:	Mike F. Chang, Ph.D.
Title:	Chief Executive Officer

INDEX TO EXHIBITS

Number	Description

1.1	Form of Underwriting Agreement**

3.1	Memorandum of Association of Registrant*

3.2	Form of Bye-Laws of the Registrant to be effective immediately prior to the closing of this offering*

4.1	Amended and Restated Investors Rights Agreement dated as of December 29, 2006 between the Registrant and certain investors named therein*

4.2	Form of Common Share Certificate*

5.1	Opinion of Conyers Dill & Pearman, Bermuda counsel to the Registrant, regarding the validity of common shares being registered*

8.1	Opinion of Conyers Dill & Pearman regarding certain Bermuda tax matters*

8.2	Opinion of Morgan, Lewis & Bockius LLP as to certain United States tax matters**

10.1	2000 Share Plan*

10.2	Form of Option Agreement under 2000 Share Plan*

10.3	2009 Share Option/Share Issuance Plan*

10.4	Form of Option Agreement under 2009 Share Plan*

10.5	Technology License Agreement dated as of July 20, 2005 between the Registrant and Agape Package Manufacturing Limited*

10.6	Foundry Service Agreement dated as of November 2, 2009 between Alpha & Omega Semiconductor (Macau), Ltd. and Shanghai Hua Hong NEC Electronics Company, Limited*†

10.7	Non-Exclusive Distributor Agreement dated as of August 1, 2005 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Co.*†

10.8	Amendment No. 1. to Non-Exclusive Distributor Agreement dated as of July 31, 2006 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Co.*†

10.9	Non-Exclusive Distributor Agreement dated as of September 12, 2005 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd.*†

10.10	Amendment No. 1 to Non-Exclusive Distributor Agreement dated as of July 31, 2006 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd.*†

10.11	Form of Indemnification Agreement*

10.12	Settlement and Cross License Agreement dated as of October 17, 2008 among the Registrant, Alpha and Omega Semiconductor Incorporated, Fairchild Semiconductor Corporation, and Fairchild Semiconductor International, Inc. *†

10.13	Form of Employment Agreement between the Registrant and Mike F. Chang*

10.14	Form of Retention Agreement*

10.15	Employee Share Purchase Plan*

10.16	Foundry Agreement dated as of January 10, 2002 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited*†

Number	Description

10.17	First Addendum to Foundry Service Agreement dated as of August 1, 2005 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited*†

10.18	Second Addendum to Foundry Service Agreement dated as of April 11, 2007 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited *†

10.19	Lease dated as of December 23, 2009 between Alpha and Omega Semiconductor Incorporated and OA Oakmead II, LLC*

10.20	Guarantee dated as of January 5, 2010 between the Registrant and OA Oakmead II, LLC*

10.21	Form of Restricted Shares Purchase Agreement*

21.1	Subsidiaries of the Registrant*

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Registrant*

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)*

24.1	Powers of Attorney (included on page II-5)*

99.1	Opinion of Jun He Law Offices**

*	Filed herewith.
**	To be filed by amendment.
†	Confidential treatment has been requested for certain information in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.